As filed with the Securities and Exchange Commission on December 1, 1994
                                                           Registration No. ____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      FIRST TENNESSEE NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

         TENNESSEE                               6021                           62-0803242
(State or other jurisdiction of       (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)         Classification Code Number)          Identification No.)

                               165 MADISON AVENUE
                            MEMPHIS, TENNESSEE 38103
                                 (901) 523-4444
              (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                             HARRY A. JOHNSON, III
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                      FIRST TENNESSEE NATIONAL CORPORATION
                               165 MADISON AVENUE
                            MEMPHIS, TENNESSEE 38103
                                 (901) 523-5624
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                With Copies to:

CLYDE A. BILLINGS, JR.                                           R. NASH NEYLAND
Vice President & Counsel                                     McDonnell Dyer, PLC
First Tennessee National Corporation                   Crescent Center, Ste. 650
165 Madison Avenue                                            6075 Poplar Avenue
Memphis, TN 38103                                              Memphis, TN 38117
(901) 523-5679                                                    (901) 537-1023


         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after conditions contained in Merger Agreement have been satisfied.

         If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                        CALCULATION OF REGISTRATION FEE

   Title of each
   class of           Amount           Proposed Maximum      Proposed Maximum     Amount
   securities         to be            Offering Price        Aggregate            of
   to be registered   Registered(1)    per Unit(2)           Offering Price(2)    Registration Fee
   ----------------   -------------    ----------------      -----------------    ----------------
   Common Stock and
   Associated Rights    1,494,532          $36.99               $55,282,739           $19,063

(1) Based upon the assumed number of shares that may be issued in the Merger described herein. Such assumed number is based on the number of shares of Community Bancshares, Inc. Common Stock that may be outstanding immediately prior to the Merger and the assumed minimum price per share for Registrant's Common Stock under Section (B)(1) of Article I of the Merger Agreement.
(2) Estimated solely for purpose of computing the registration fee pursuant to Rule 457(f)(1) on the basis of the market value (average of bid and asked price) of a share of Community Bancshares, Inc. Common Stock on November 29, 1994, divided by 0.43593, the maximum number of shares of the Registrant's Common Stock to be exchanged for each share of Community Bancshares, Inc. Common Stock in the proposed merger to which this Registration Statement relates, based on the assumed value for Registrant's Common Stock used in Note
(1).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                      FIRST TENNESSEE NATIONAL CORPORATION

                             CROSS REFERENCE SHEET
                    PURSUANT TO REGULATION S-K, ITEM 501(B)

         FORM S-4 ITEM AND CAPTION                                           LOCATION OR CAPTION IN PROSPECTUS
         -------------------------                                           ---------------------------------
         A.  Information About the Transaction

           1. Forepart of the Registration Statement and                     Facing page of Registration Statement; Outside Front
              Outside Front Cover Page of Prospectus                         Cover Page

           2. Inside Front and Outside Back Cover Pages                      Available Information; Table of Contents
              of Prospectus

           3. Risk Factors, Ratio of Earnings to Fixed Charges               Summary; The Special Meeting; The Merger
              and Other Information

           4. Terms of the Transaction                                       Summary; The Merger; Incorporation of Certain
                                                                             Documents by Reference; Certain Regulatory
                                                                             Considerations; Effect of the Merger on Rights of
                                                                             Shareholders; Description of FTNC Capital Stock

           5. Pro Forma Financial Information                                Index to Pro Forma Financial Information

           6. Material Contacts with the Company Being                       The Merger
              Acquired

           7. Additional Information Required for Reoffering                 Not Applicable
              by Persons and Parties Deemed to Be Underwriters

           8. Interests of Named Experts and Counsel                         Validity of Common Stock; Experts

           9. Disclosure of Commission Position on                           Not Applicable
              Indemnification for Securities Act Liabilities

         B.  Information About the Registrant

           10. Information with Respect to S-3 Registrants                   Incorporation of Certain Documents by Reference

           11. Incorporation of Certain Information by                       Incorporation of Certain Documents by Reference
               Reference

           12. Information with Respect to S-2 or S-3                        Not Applicable
               Registrants

           13. Incorporation of Certain Information by                       Not Applicable
               Reference

           14. Information with Respect to Registrants Other                 Not Applicable
               Than S-3 or S-2 Registrants

         C.  Information About the Company Being Acquired

           15. Information with Respect to S-3 Companies                     Not Applicable

           16. Information with Respect to S-2 or S-3                        Incorporation of Certain Documents by Reference
               Companies

           17. Information with Respect to Companies Other                   Not Applicable
               Than S-2 or S-3 Companies

         D.  Voting and Management Information

           18. Information if Proxies, Consents or                           Incorporation of Certain Documents by Reference;
               Authorizations are to be Solicited                            Summary; The Special Meeting; Experts; The Merger;
                                                                             Cover Page of Proxy Statement-Prospectus

           19. Information if Proxies, Consents or                           Not Applicable
               Authorizations are not to be Solicited or in
               an Exchange Offer

                          _____________________, 1994



Dear Community Bancshares, Inc. Shareholder:

         You are cordially invited to attend a Special Meeting of Shareholders of Community Bancshares, Inc. ("Community") to be held at the main office of Community, Germantown Commons Office Complex, Suite 108, 2175 Germantown Road South, Germantown, Tennessee, on _________________, 1995 at 5:00 p.m., local time.

         At this Special Meeting, you will have an opportunity to consider and vote on the terms of an Agreement and Plan of Merger (the "Agreement") that provides for the merger of Community with and into First Tennessee National Corporation ("FTNC") (the "Merger") with FTNC as the surviving corporation, and the simultaneous merger of Community's principal subsidiary, Community First Bank, with and into FTNC's principal subsidiary, First Tennessee Bank National Association.

         The Agreement generally provides for a tax-free exchange in which Community shareholders will receive shares of FTNC Common Stock in exchange for shares of Community Common Stock in accordance with an exchange ratio based on the average closing price of FTNC Common Stock for a period of time preceding the consummation of the Merger. The specifics of the exchange ratio are more fully discussed in the section entitled "The Merger -- Terms of the Merger" of the Proxy Statement-Prospectus accompanying this letter.

         The proposed Merger has been approved by the Boards of Directors of both FTNC and Community.

         The enclosed Notice of Special Meeting of Shareholders and Proxy Statement-Prospectus explain the Merger and provide specific information relative to the Special Meeting. Please carefully read these materials and thoughtfully consider the information contained in them. Your vote is of great importance, as the approval of the holders of at least 67% of the outstanding shares of Community Common Stock is required to consummate the Merger.

         Whether or not you plan to attend the Special Meeting, you are urged to complete, date, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the Special Meeting. For your convenience, there is included a postage-paid, addressed envelope for your proxy card. No additional postage is required if mailed in the United States.

         THE MERGER IS AN IMPORTANT STEP FOR COMMUNITY BANCSHARES, INC. AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE MERGER.

                                        Sincerely,



                                        JOHN D. FERGUSON
                                        Chairman and Chief Executive Officer

                           COMMUNITY BANCSHARES, INC.

================================================================================

   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD _______________, 1995

================================================================================

         Notice is hereby given that a Special Meeting of Shareholders of Community Bancshares, Inc. ("Community") has been called by the Board of Directors and will be held at the main office of Community, Germantown Commons Office Complex, Suite 108, 2175 Germantown Road South, Germantown, Tennessee, on _________________, 1995 at 5:00 p.m., local time to consider and vote upon a proposal to approve an Agreement and Plan for Merger dated as of September 22, 1994 (the "Agreement") by and between First Tennessee National Corporation ("FTNC") and Community. The Agreement provides for the merger of Community with and into FTNC, with FTNC as the surviving corporation and the merger of Community First Bank with and into First Tennessee Bank National Association, all as more fully described in the accompanying Proxy Statement-Prospectus.

         Shareholders of Community are entitled to assert dissenters' rights upon compliance with the applicable provisions of Tennessee Business Corporation Act Sections 48-23-101 through 48-23-302, which are described in and a copy of which is attached as an appendix to the accompanying Proxy Statement-Prospectus.

         Whether or not you plan to attend, please complete, date and sign the enclosed proxy card and return it promptly in the stamped return envelope in order to insure that your shares will be represented at the Special Meeting. If you attend in person, the proxy can be disregarded, if you wish, and you may vote your own shares. PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME.

         Only shareholders of record at the close of business on ____________________, 1994 will be entitled to receive notice of and to vote at the meeting and any adjournments or postponements thereof.

                                        By Order of the Board of Directors,



                                        _______________________, Secretary

Germantown, Tennessee
Dated: ___________________, 1994

         THE BOARD OF DIRECTORS OF COMMUNITY BANCSHARES, INC. UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMMUNITY BANCSHARES, INC. COMMON STOCK VOTE TO APPROVE THE AGREEMENT.

                                PROXY STATEMENT

                           COMMUNITY BANCSHARES, INC.
           SPECIAL MEETING TO BE HELD ON _____________________, 1995

                                   PROSPECTUS

                      FIRST TENNESSEE NATIONAL CORPORATION

                      _____________ SHARES OF COMMON STOCK

         This Proxy Statement-Prospectus is being furnished to the holders of common stock, par value $1.00 per share (the "Community Common Stock"), of Community Bancshares, Inc. ("Community"), a Tennessee corporation and bank holding company, in connection with the solicitation of proxies by the Community Board of Directors (the "Community Board") for use at the Special Meeting of Community shareholders to be held at 5:00 p.m., local time, on ________________, 1995, at the main office of Community, Germantown Commons Office Complex, Suite 108, 2175 Germantown Road South, Germantown, Tennessee, and at any adjournments or postponements thereof (the "Special Meeting").

         At the Special Meeting, the shareholders of record of Community Common Stock as of the close of business on ______________, 1994 will consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 22, 1994 (the "Agreement") by and between First Tennessee National Corporation ("FTNC"), a Tennessee corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and Community, pursuant to which, among other things, Community, will merge with and into FTNC, with FTNC surviving the merger (the "Merger"). At the same time, Community First Bank ("Community First"), a subsidiary of Community, will merge with and into First Tennessee Bank National Association ("FTB"), a subsidiary of FTNC. Upon consummation of the Merger, each outstanding share of Community Common Stock (other than shares held directly or indirectly by FTNC or any of its subsidiary banks, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and shares held in the treasury of Community, which shares shall be canceled, retired and cease to exist by virtue of the Merger and without any payment made in respect thereof) will be converted into the right to receive shares of common stock, par value $2.50 per share, of FTNC ("FTNC Common Stock") based on exchange ratio as described herein. For a description of the material terms of the Agreement, a copy of which is included herein in its entirety as Appendix "A" to this Proxy Statement-Prospectus, see "The Merger."

         This Proxy Statement-Prospectus also constitutes a prospectus of FTNC in respect of up to ___,___ shares of FTNC Common Stock to be issued to shareholders of Community in connection with the Merger. The shares of FTNC Common Stock to be issued in connection with the Merger are based upon the conversion of each outstanding share of Community Common Stock into shares of FTNC Common Stock as described herein. See "The Merger -- Terms of the Merger."

         The outstanding shares of FTNC Common Stock are, and the shares offered hereby will be, included for quotation on the Nasdaq Stock Market's National Market System. The last reported sale price of FTNC Common Stock on the Nasdaq Stock Market on _________________, 1994 was $__.__ per share.

         All information contained in this Proxy Statement-Prospectus relating to FTNC and its subsidiaries has been supplied by FTNC and all information relating to Community has been supplied by Community. This Proxy
Statement-Prospectus and the accompanying proxy card are first being mailed to shareholders of Community on or about __________________, 1994.

THE SHARES OF FTNC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE SAVINGS ASSOCIATION INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR BY ANY OTHER GOVERNMENTAL AGENCY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ____________________________

   THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS _____________________, 1994

                               TABLE OF CONTENTS
                               -----------------

                                                                           Page
                                                                           ----

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .  - 4 -

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . .  - 4 -

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 6 -

THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . - 14 -
         Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . - 14 -
         Recommendation . . . . . . . . . . . . . . . . . . . . . . . . . - 15 -

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 15 -
         Background of and Reasons for the Merger . . . . . . . . . . . . - 15 -
         Opinion of Financial Adviser . . . . . . . . . . . . . . . . . . - 18 -
         Terms of the Merger  . . . . . . . . . . . . . . . . . . . . . . - 23 -
         Effective Date . . . . . . . . . . . . . . . . . . . . . . . . . - 24 -
         Surrender of Certificates  . . . . . . . . . . . . . . . . . . . - 24 -
         Representations and Warranties . . . . . . . . . . . . . . . . . - 25 -
         Conditions to Consummation of the Merger . . . . . . . . . . . . - 25 -
         Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . - 27 -
         Conduct of Business Pending Merger . . . . . . . . . . . . . . . - 28 -
         No Solicitation  . . . . . . . . . . . . . . . . . . . . . . . . - 28 -
         Waiver and Amendment; Termination  . . . . . . . . . . . . . . . - 29 -
         Interests of Certain Persons in the Merger . . . . . . . . . . . - 30 -
         Shareholders' Dissenters' Rights . . . . . . . . . . . . . . . . - 31 -
         Certain Federal Income Tax Consequences  . . . . . . . . . . . . - 33 -
         Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . - 34 -
         Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 34 -
         Resale of FTNC Common Stock  . . . . . . . . . . . . . . . . . . - 35 -
         The Nasdaq Stock Market  . . . . . . . . . . . . . . . . . . . . - 35 -

CERTAIN REGULATORY CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . - 35 -
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 35 -
         Payment of Dividends . . . . . . . . . . . . . . . . . . . . . . - 36 -
         Transactions with Affiliates . . . . . . . . . . . . . . . . . . - 37 -
         Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . - 37 -
         Holding Company Structure and Support of Subsidiary Banks  . . . - 38 -
         FDICIA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 38 -
         Interstate Act . . . . . . . . . . . . . . . . . . . . . . . . . - 40 -
         Brokered Deposits  . . . . . . . . . . . . . . . . . . . . . . . - 40 -
         FDIC Insurance Premiums  . . . . . . . . . . . . . . . . . . . . - 40 -
         Depositor Preference . . . . . . . . . . . . . . . . . . . . . . - 40 -

DESCRIPTION OF FTNC CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . - 40 -
         Authorized Capital Stock . . . . . . . . . . . . . . . . . . . . - 41 -
         Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . - 41 -
         FTNC Common Stock  . . . . . . . . . . . . . . . . . . . . . . . - 41 -
         Shareholder Protection Rights Plan . . . . . . . . . . . . . . . - 42 -
         Subordinated Capital Notes due 1999  . . . . . . . . . . . . . . - 42 -

                                                                           Page
                                                                           ----

EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS  . . . . . . . . . . . . . - 43 -
         Shareholder Proposals and Nominations  . . . . . . . . . . . . . - 43 -
         Amendment of Articles of Incorporation or Charter and Bylaws . . - 43 -
         Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . - 44 -
         Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . - 44 -
         Rights of Holders of Capital Notes . . . . . . . . . . . . . . . - 45 -
         Shareholder Rights Plan  . . . . . . . . . . . . . . . . . . . . - 45 -

VALIDITY OF COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . - 45 -

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 45 -

INDEX TO PRO FORMA FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . - 47 -

APPENDICES:

      Appendix "A" - Agreement and Plan of Merger
      Appendix "B" - Opinion of Attkisson, Carter & Akers Incorporated
      Appendix "C" - Sections 48-23-101, et seq. of the Tennessee Code Annotated

                             AVAILABLE INFORMATION

         FTNC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy statements and other information filed by FTNC with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected and copied at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C., at prescribed rates. The FTNC Common Stock is included for quotation on the Nasdaq Stock Market and such reports, proxy statements and other information concerning FTNC should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. FTNC has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of FTNC Common Stock and associated rights to be issued pursuant to the Agreement. As permitted by the rules and regulations of the SEC, this Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference in this Proxy Statement-Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the SEC are hereby incorporated by reference in this Proxy Statement-Prospectus and made a part hereof: (a) FTNC's Current Report on Form 8-K, dated October 1, 1993, filed October 18, 1993; (b) FTNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and its Forms 10-K/A filed on April 27, 1994 and June 29, 1994, amending its Annual Report on Form 10-K; (c) FTNC's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994 and its Form 10-Q/A filed August 19, 1994, amending its Form 10-Q for the quarter ended March 31, 1994; (d) FTNC's proxy statement dated March 14, 1994, exclusive of the Board Compensation Committee Report and the Total Shareholder Return Performance Graph on pages 11-16 thereof; (e) the description of FTNC Common Stock contained in FTNC's registration statement on Form 10 (File No. 0-4491), filed April 14, 1970, pursuant to Section 12 of the Exchange Act (and any amendments or reports filed for the purpose of updating the description); (f) the description of the FTNC's rights to purchase Participating Preferred Stock included in FTNC's registration statement on Form 8-A (File No. 0-4491), filed September 8, 1989, pursuant to Section 12 of the Exchange Act pursuant to which FTNC registered the Shareholder Protection Rights under the Exchange Act; (g) Community's Current Reports on Form 8-K, dated January 27 and September 22, 1994; (h) Community's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and (i) Community's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994.

         The Proxy Statement-Prospectus is accompanied by a copy of Community's Annual report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

         All documents filed by FTNC and Community, respectively, pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement-Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement Prospectus.

         THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS RELATING TO FTNC AND COMMUNITY BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO THE TREASURER, FIRST TENNESSEE NATIONAL CORPORATION, P.O. BOX 84, MEMPHIS, TENNESSEE 38101, TELEPHONE NUMBER
(901) 523-5630. COPIES OF EXHIBITS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS MAY BE OBTAINED FOR A CHARGE COVERING THE COST OF REPRODUCTION AND MAILING. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY _____________, 1995.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FTNC OR COMMUNITY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                    SUMMARY


         The following summary is not intended to be a complete description of all material facts regarding FTNC, Community and the matters to be considered at the Special Meeting and is qualified in all respects by the information appearing elsewhere and incorporated by reference in this Proxy Statement-Prospectus, the Appendices hereto and the documents referred to herein.



PARTIES TO THE MERGER

         FTNC. FTNC is a regional bank holding company incorporated under the laws of Tennessee, which, through First Tennessee Bank National Association, Memphis, Tennessee ("FTB") and its other banking and banking-related subsidiaries, provides a broad range of financial services. FTNC was incorporated in Tennessee in 1968. At September 30, 1994, FTNC had consolidated total assets of approximately $10.4 billion, consolidated total deposits of approximately $7.6 billion and equity capital of approximately $752.0 million. At September 30, 1994, FTNC ranked 58th among bank holding companies in the United States and first among bank holding companies headquartered in Tennessee in terms of total assets.

         FTNC coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative control that allow coordination of selected policies and activities. FTNC operates principally through FTB, which was chartered as a national banking association in 1864. As of September 30, 1994, FTB was the largest commercial bank headquartered in Tennessee both in terms of total assets and deposits. At September 30, 1994, FTB had total assets of approximately $10.0 billion, total deposits of approximately $7.1 billion and equity capital of approximately $658.9 million. FTB conducts a broad range of retail and commercial banking and fiduciary services and had 212 banking locations at September 30, 1994. FTB also offers a comprehensive range of financial services, including bond broker/agency services, mortgage banking and check clearing, to companies nationally. Bond broker/agency services provided by FTB consist primarily of the sale of bank-eligible securities to other financial institutions. Subsidiaries of FTNC and FTB are engaged primarily in providing mortgage banking, integrated check processing solutions, discount brokerage, equipment finance, venture capital, investment management and credit life insurance.

         The principal executive offices of FTNC are located at 165 Madison Avenue, Memphis, Tennessee 38103, and its telephone number is (901) 523-4444.

         Community. Community is a Tennessee corporation and bank holding company, which was chartered in 1981. It operates a general banking business through its principal subsidiary, Community First Bank ("Community First"), a Tennessee state-chartered bank, with offices in Bartlett, Collierville, Germantown, and Memphis, Tennessee. At September 30, 1994, Community had consolidated total assets of approximately $256.8 million, consolidated total deposits of approximately $200.0 million, and equity capital of approximately $21.4 million.

         The executive offices of Community are located at Germantown Commons Office Complex, Suite 104, 2175 Germantown Road South, Germantown, Tennessee 38138 and the telephone number is (901) 759-7799.

         Additional information about FTNC and its subsidiaries and about Community and its subsidiaries is included in documents incorporated by reference in this Proxy Statement-Prospectus. See "Incorporation of Certain Documents by Reference."

SPECIAL MEETING OF SHAREHOLDERS

         The Special Meeting will be held on __________________, 1995 at 5:00 p.m., local time, at the main office of Community, Germantown Commons Office Complex, Suite 108, 2175 Germantown Road South, Germantown, Tennessee. The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Agreement.

VOTE REQUIRED; RECORD DATE

         Only Community shareholders of record at the close of business on ______________, 1994, (the "Community Record Date") will be entitled to notice of and vote at the Special Meeting. The affirmative vote of the holders of sixty-seven (67%) percent of the shares of Community Common Stock outstanding on such date is required to approve the Agreement. "Abstentions" and broker "non votes" will have the same effect as a vote "against" approval of the Agreement. See "The Special Meeting -- Vote Required." As of the Community Record Date, there were _________ shares of Community Common Stock entitled to be voted.

         The directors and executive officers of Community and their affiliates beneficially owned, as of the Community Record Date, 1,013,220 shares, or approximately 31.45%, of the outstanding shares of Community Common Stock. Community has been advised that such directors and executive officers intend to vote their shares for approval of the Agreement.

         As of the Community Record Date, FTB, through its Trust Department, held of record or in the name of nominees 632 shares (or less than 0.1% of the outstanding shares) of Community Common Stock as fiduciary for the beneficiaries of trusts, and the directors and executive officers of FTNC beneficially owned 250 shares of Community Common Stock. As of such date, other than the shares held through FTB's Trust Department, FTNC and its subsidiaries owned no shares of Community Common Stock.

TERMS OF THE MERGER

         On the Effective Date (as defined below) of the Merger, Community will merge with and into FTNC with FTNC being the surviving entity. At the same time, Community First Bank will merge with and into FTB with FTB being the surviving entity.

         Upon consummation of the Merger, each outstanding share of Community Common Stock (other than shares held directly or indirectly by FTNC or any subsidiary of FTNC, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and shares held in the treasury of Community, which shares shall be canceled, retired and cease to exist by virtue of the Merger and without any payment made in respect thereof) will be converted into the right to receive shares of FTNC Common Stock. Each share of Community Common Stock issued and outstanding at the Effective Date will become and be converted into the right to receive the number of shares of FTNC Common Stock equal to the Conversion Number (the "Conversion Number" or the "Exchange Ratio") determined as follows:

                 (i) If the FTNC Common Stock Average Price (defined below) is within the range of $43.52 and $51.00, inclusive, the Conversion Number will be .39067.

                 (ii) If the FTNC Common Stock Average Price is greater than $51.00 per share, the Conversion Number will be the product of (y) .39067 multiplied by (2) the quotient of (1) $51.00 divided by (2) the FTNC Common Stock Average Price.

                 (iii) If the FTNC Common Stock Average Price is less than $43.52 per share, the Conversion

         Number will be the product of (y) .39067 multiplied by (2) the quotient of (1) $43.52 divided by (2) the FTNC Common Stock Average Price.

                 (iv) See "The Merger--Terms of the Merger" for the Conversion Number if the FTNC Common Stock Average Price is less than $41.00 or greater than $53.50, or if FTNC is involved in certain acquisitions or if FTNC pays a special dividend.

         "FTNC Common Stock Average Price" means the average of the closing prices of the FTNC Common Stock for the twenty (20) business days (the "Calculation Period") immediately prior to the tenth (10th) calendar day preceding the Effective Date.

         If the Effective Date had been ____________, 1994, the Conversion Number would have been __.____.

         No fractional shares of FTNC Common Stock will be issued in connection with the Merger. In lieu of fractional shares, FTNC will make a cash payment equal to the fractional interest which a Community shareholder would otherwise receive multiplied by the amount specified in the section "The Merger--Terms of the Merger." The holders of Community Common Stock at the Effective Date will become holders of FTNC Common Stock. Each outstanding share of FTNC Common Stock will remain outstanding and unchanged as a result of the Merger. See "The Merger -- Terms of the Merger."

EFFECTIVE DATE

         The Merger will become effective at the time of the filing of a certificate of merger or on such date as the certificate of merger may specify (the "Effective Date"). Unless otherwise mutually agreed upon by FTNC and Community, the Effective Date will occur on the last business day of the month during which the expiration of all applicable waiting periods in connection with governmental approvals occurs and all conditions to the consummation of the Agreement have been satisfied or waived or, at FTNC's option, on the first business day of the next succeeding month.

REASONS FOR THE MERGER; RECOMMENDATION OF COMMUNITY BOARD OF DIRECTORS

         The Community Board believes the Merger is fair to and in the best interest of Community and its shareholders and recommends that Community's shareholders vote FOR approval of the Agreement. The Community Board believes that the Merger will provide significant value to all Community shareholders and also enable them to participate in opportunities for growth that the Community Board believes that the Merger makes possible. See "The Merger -- Background of and Reasons for the Merger." For information on the interests of certain officers and directors of Community in the Merger, see "The Merger -- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISER

         Attkisson, Carter & Akers Incorporated, ("Attkisson, Carter")
Atlanta, Georgia, has delivered its written opinion to the Community Board to the effect that, as of September 21, 1994, the terms of the Merger are fair to the holders of Community Common Stock from a financial point of view. A copy of the opinion of Attkisson, Carter dated as of September 21, 1994 is attached hereto as Appendix "B." The opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered, and the limitations undertaken by Attkisson, Carter. See "The Merger -- Opinion of Financial Adviser."

CONDITIONS; REGULATORY APPROVALS

         Consummation of the Merger is subject to various conditions, including receipt of the shareholder approval solicited hereby, receipt by Community of a fairness opinion, which has been received, receipt of the necessary regulatory approvals, receipt of opinions of counsel to FTNC regarding certain tax aspects of the Merger, receipt of assurances that the Merger qualifies for pooling-of-interests accounting treatment, implementation, to the extent consistent with generally accepted accounting principles ("GAAP"), of certain adjustments to Community's loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves), if any, and satisfaction of customary closing conditions.

         The regulatory approvals and consents necessary to consummate the transactions contemplated by the Agreement include the approval of the Office of the Comptroller of the Currency ("Comptroller"), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and the Commissioner of the Tennessee Department of Financial Institutions (the "Tennessee Commissioner"). Applications have been submitted for such approvals, except for the Federal Reserve Board, with respect to which a waiver has been requested. There can be no assurances as to when, if or with what conditions such approvals or waiver will be granted. A regulatory agency's approval of the applications sumbitted is not, and should not be construed as, an endorsement of or recommendation for approval of the Agreement. See "The Merger -- Conditions to Consummation of the Merger," "-- Regulatory Approvals," "-- Conduct of Business Pending the Merger" and "--Certain Regulatory Considerations."

TERMINATION OF THE AGREEMENT

         The Agreement may be terminated at any time prior to the Effective Date by the mutual consent of FTNC and Community, by either of them individually under certain specified circumstances, including, if the Merger has not become effective by April 30, 1995, or if FTNC's Common Stock Average Price is less than $41.00 or greater than $53.50 per share, subject to FTNC's or Community's right to require consummation of the Merger under certain specified circumstances. In certain situations if the Merger is not consummated and Community engages in a specified transaction with another party within 12 months following termination of the Agreement, Community must pay to FTNC liquidated damages in the amount of $2,000,000. See "The Merger -- Waiver and Amendment; Termination."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Community's management and the Community Board have certain interests in the Merger that are in addition to their interests as shareholders of Community generally. These consist of provisions relating to indemnification in the Agreement and continuation of certain employee benefits. See "The Merger - Interests of Certain Persons in the Merger."

CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS

         At the Effective Date, shareholders of Community automatically will become shareholders of FTNC, and their rights as shareholders of FTNC will be determined by the Tennessee Business Corporation Act ("TBCA") and by FTNC's Charter and Bylaws. The rights of shareholders of FTNC differ from rights of the shareholders of Community with respect to certain important matters, including, but not limited to, shareholder proposals and nominations, amendment of the charter and bylaws, indemnification, dissenters' rights, the rights of holders of debt securities, and restrictions on certain share acquisitions.
For a summary of these differences, see "Effect of the Merger on Rights of Shareholders."

SHAREHOLDERS' DISSENTERS' RIGHTS

         Under the Tennessee Business Corporation Act ("TBCA"), holders of Community Common Stock who deliver to Community the required written notice of intent to demand payment for their shares prior to the vote at the Special Meeting and who do not vote in favor of the Merger and who otherwise comply with the requirements of the TBCA will have the right to be paid the "fair value" of their shares as determined under the provisions of the TBCA. A vote in favor of or, if a proxy card is returned, the failure to vote against the Merger will disqualify a Community shareholder from exercising dissenters' rights. SUCH DISSENTERS' RIGHTS WILL BE LOSTIF THE PROCEDURAL REQUIREMENTS OF THE TBCA ARE NOT FULLY AND PRECISELY SATISFIED. See "The Merger -- Shareholders' Dissenters' Rights."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         It is intended that for federal income tax purposes the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, for federal income tax purposes, no gain or loss will be recognized by either Community or FTNC as a result of the Merger and Community's shareholders will not recognize gain or loss upon the receipt of FTNC Common Stock in exchange for Community Common Stock, except to the extent of any cash received in lieu of fractional shares. Consummation of the Merger is dependent upon, among other conditions, receipt by each of FTNC and Community of an opinion of counsel to FTNC, dated as of the Effective Date, substantially to this effect. See "The Merger -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for as a pooling-of-interests of FTNC and Community under GAAP. Consummation of the Merger is conditioned upon receipt by FTNC of a letter from its independent public accountants to the effect that the Merger should be accounted for in such manner. See "The Merger -- Accounting Treatment."

MARKET PRICES OF COMMON STOCK

         The FTNC Common Stock is included for quotation on the Nasdaq Stock Market's National Market System (symbol: FTEN). The Community Common Stock is quoted on the NASDAQ System (symbol: CBOG). The following table sets forth the high and low closing prices of FTNC Common Stock and the high and low bid prices for Community Common Stock as reported on the Nasdaq Stock Market on a quarterly basis since 1991 through __________, 1994. The price of FTNC Common Stock has been adjusted for a 3-for-2 stock split effected in the form of a 50% stock dividend, which was distributed on May 22, 1992.


                    1994                                      1993                                    1992
      ----------------------------------       ---------------------------------       ---------------------------------
      4th         3rd       2nd      1st       4th       3rd       2nd       1st       4th       3rd       2nd       1st
      Qtr         Qtr       Qtr      Qtr       Qtr       Qtr       Qtr       Qtr       Qtr       Qtr       Qtr       Qtr
      ---         ---       ---      ---       ---       ---       ---       ---       ---       ---       ---       ---
  FTNC:
                47 3/4    45 1/4    39 3/4   40 1/2    43 1/2     47        43 1/4    37 1/4    38        36 3/4    34 7/8
                43 1/2    37 3/4    37 3/8   36 1/4    38 7/8     37 3/4    36 1/8    35        33 1/8    32 7/8    26 3/8
  Community:
                 15.25     13.50     10.50     9.50      8.50       8.00      7.50      5.75      5.00      4.50      4.50
                 14.00     10.50      9.50     8.50      8.00       7.50      5.75      5.00      4.50      4.50      4.50

         The following table sets forth the closing price per share of FTNC Common Stock the closing bid price per share of Community Common Stock and the equivalent per share price for Community Common Stock giving effect to the Merger as of September 21, 1994, the last business day preceding public announcement of the execution of the Agreement; and as of _____________, 1994, the last practicable date prior to the mailing of this Proxy Statement-Prospectus. The equivalent price per share of Community Common Stock at each specified date represents the closing price of a share of FTNC Common Stock on such date multiplied by .39067 and ________, respectively, assuming that to be the Conversion Number provided for in the Agreement.

                              FTNC          Community        Equivalent Price
                           Common Stock    Common Stock    Per Community Share
                           ------------    ------------   ---------------------

September 21, 1994           $45.75         $14.50                $ 17.87
______________, 1994          __.__          __.__                 ___.__

         Community shareholders are advised to obtain current market quotations for FTNC Common Stock and Community Common Stock. The market price of FTNC Common Stock at the Effective Date may be higher or lower than the market price at the time the Agreement was executed, at the date of mailing of this Proxy Statement-Prospectus, at the time of the Special Meeting, or at the time of calculation of the Conversion Number.


EQUIVALENT AND PRO FORMA SHARE DATA

         The following table presents selected comparative unaudited per share data for FTNC Common Stock and Community Common Stock on a historical basis and for FTNC Common Stock on a pro forma combined basis and Community Common Stock on a pro forma equivalent basis giving effect to the Merger on a pooling-of-interests accounting basis. Per share amounts have been adjusted for FTNC's 3-for-2 stock split effected May 22, 1992. The data is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the Merger been consummated prior to the periods indicated. For a description of the pooling-of-interests accounting basis with respect to the Merger and the related effects on the historical financial statements of FTNC, see "The Merger -- Accounting Treatment." The information is derived from and should be read in conjunction with the consolidated historical financial statements of FTNC and Community, including the related notes thereto, incorporated herein by reference. See "Incorporation of Certain Documents by Reference" and "Index to Pro Forma Financial Information."

                EQUIVALENT AND PRO FORMA SHARE DATA (UNAUDITED)

                                                             Nine Months Ended
                                                               September 30           Twelve Months Ended
                                                              ---------------      ------------------------
                                                               1994     1993      1993      1992(4)    1991
                                                               ----     ----    -------    --------   ------
Income Per Common Share:(1)
 FTNC                                                         $ 3.40   $ 2.61    $ 3.31     $ 3.00    $ 2.52
 Community                                                       .65      .61       .81        .43     (1.15)
 FTNC pro forma                                                 3.34     2.58      3.27       2.93      2.34
 Community pro forma equivalent                                 1.30     1.01      1.28       1.14       .91

Fully Diluted Income Per Common Share:(1)
 FTNC                                                         $ 3.35   $ 2.57    $ 3.26     $ 2.94    $ 2.49
 Community                                                       .65      .61       .81        .43     (1.15)
 FTNC pro forma                                                 3.28     2.54      3.22       2.88      2.31
 Community pro forma equivalent                                 1.28      .99      1.26       1.13       .90

Dividends Declared Per Common Share:(2)
 FTNC                                                         $ 1.26   $ 1.08    $ 1.50     $ 1.26    $ 1.14
 Community                                                       ---      ---       ---        ---       ---
 FTNC pro forma                                                 1.26     1.08      1.50       1.26      1.14
 Community pro forma equivalent                                  .49      .42       .59        .49       .45

Book Value Per Common Share (end of period):(3)
 FTNC                                                         $23.35   $21.31    $21.65     $19.71    $18.96
 Community                                                      6.66     6.04      6.24       5.55      5.12
 FTNC pro forma                                                23.11    21.08     21.43      19.54     18.76
 Community pro forma equivalent                                 9.03     8.24      8.37       7.63      7.33

(1) Pro forma income per share is calculated using combined historical income for FTNC and Community divided by the average pro forma common shares of the combined entity. The average pro forma common shares of the combined entity have been calculated by combining FTNC's historical average shares with the historical average shares of Community as adjusted by an exchange ratio of .39067. The exchange ratio of .39067 is based on a FTNC stock price of $43.52 -
         $51.00. Community's exchange ratio may actually vary within the range of .37241 and .41468 based on the average stock price of FTNC's Common Stock. The pro forma equivalent is computed by multiplying the FTNC pro forma amount by the exchange ratio.

(2) FTNC pro forma dividends per share represent historical dividends paid by FTNC. Community pro forma equivalent dividends per share represent such amounts multiplied by the exchange ratio.

(3) FTNC pro forma book value per common share is based upon the historical total common equity of the combined entity divided by the total pro forma common shares of the combined entity assuming conversion of Community's common stock at an exchange ratio of .39067. Community's pro forma equivalent book value per common share is based on the exchange ratio.

(4) SNMC Management Corporation (SNMC) was acquired by FTNC in 1994 and was accounted for as a pooling of interests. Therefore, the results of operations and statement of condition for SNMC are included from the inception of SNMC, which was November 1, 1992.

SELECTED FINANCIAL DATA AND RATIOS

         The following tables present for FTNC and Community, on a historical basis, selected unaudited consolidated financial data and ratios. This information is based on the consolidated financial statements of FTNC and Community incorporated herein by reference and should be read in conjunction therewith and with the notes thereto. Per share amounts have been adjusted for FTNC's 3-for-2 stock split effected May 22, 1992. See "Incorporation of
Certain Documents by Reference" and "Index to Pro Forma Financial Information."

                 SELECTED FINANCIAL DATA AND RATIOS (UNAUDITED)
                       (THOUSANDS, EXCEPT PER SHARE DATA)

                                                 Nine Months Ended
                                                   September 30                           Twelve Months Ended
                                                 -----------------       --------------------------------------------------------
                                                 1994         1993         1993         1992        1991        1990        1989
                                                 ----         ----       --------     --------    --------    --------    --------
Total Interest Income and Other Income:
 FTNC                                       $    790,303  $   695,063   $  959,789  $  856,503  $  857,428  $  841,090  $  806,826
 Community                                        14,646       13,668       18,351      18,541      22,541      25,473      24,235
 FTNC pro forma                                  804,949      708,731      978,140     875,044     879,969     866,563     831,061
Net Income Applicable to Common Stock:
 FTNC                                       $    109,248  $    83,231   $  106,082  $   90,421  $   74,732  $   59,103  $   39,627
 Community                                         2,111        1,629        2,306       1,134      (3,032)     (2,185)      1,674
 FTNC pro forma                                  111,359       84,860      108,388      91,555      71,700      56,918      41,301
Net Income per Common Share:(1)
 FTNC                                       $       3.40  $      2.61  $      3.31  $     3.00  $     2.52  $     1.97  $     1.32
 Community                                           .65          .61          .81         .43       (1.15)       (.83)        .64
 FTNC pro forma (1)                                 3.34         2.58         3.27        2.93        2.34        1.83        1.33
Dividends Declared per Common Share:
 FTNC                                       $       1.26  $      1.08  $      1.50  $     1.26  $     1.14  $     1.09  $      .96
 Community                                           ---          ---          ---         ---         ---         .18         .24
 FTNC pro forma(2)                                  1.26         1.08         1.50        1.26        1.14        1.09         .96
Total Assets (end of period):
 FTNC                                        $10,446,866  $10,158,897  $10,366,697  $9,400,626  $9,006,308  $7,721,067  $7,376,750
 Community                                       256,821      229,872      240,468     227,430     228,044     259,410     240,305
 FTNC pro forma                               10,703,687   10,388,769   10,607,165   9,628,056   9,234,352   7,980,477   7,617,055
Long-Term Debt and Capital Leases:
 (end of period):
 FTNC                                       $     92,311  $    93,656  $    92,723  $  130,063  $  131,443  $  132,174  $  133,418
 Community                                           484          588          513         547         574         600         622
 FTNC pro forma                                   92,795       94,244       93,236     130,610     132,017     132,774     134,040
Performance Ratios:
 Return on Average Assets
 FTNC                                               1.45%        1.19%        1.11%       1.05%        .95%        .80%        .56%
 Community                                          1.13          .96         1.01         .50       (1.27)      (0.88)        .76
 FTNC pro forma                                     1.44         1.18         1.10        1.04         .88         .74         .56
Return on Average Shareholders' Equity
 FTNC                                              20.12%       17.04%       16.07%      14.98%      13.84%      11.61%       8.08%
 Community                                         13.36        13.81        13.63        8.06      (20.19)     (12.23)       8.84
 FTNC pro forma                                    19.93        16.96        16.01       14.83       12.92       10.80        8.11
Shareholders' Equity to Total Assets
 (end of period)
 FTNC                                               7.20%        6.69%        6.69%       6.68%       6.25%       6.74%       6.78%
 Community                                          8.35         8.76         8.66        6.43        5.92        6.37        7.99
 FTNC pro forma                                     7.23         6.73         6.74        6.67        6.24        6.72        6.82

(1) Pro forma income per share is calculated using combined historical income for FTNC and Community divided by the average pro forma common shares of the combined entity. The average pro forma common shares of the combined entity have been calculated by combining FTNC's historical average shares with the historical average shares of Community as adjusted by an exchange ratio of .39067. The exchange ratio of .39067 is based on an FTNC stock price of $43.52 - $51.00. Community's exchange ratio may actually vary within the range of .37241 and .41468 based on the average stock price of FTNC's Common Stock.

(2) FTNC pro forma dividends per share represent historical dividends paid by FTNC.

(3) SNMC Management Corporation (SNMC) was acquired by FTNC in 1994 and was accounted for as a pooling of interests. Therefore, the results of operations and statement of condition for SNMC is included from the inception of SNMC, which was November 1, 1992.

                              THE SPECIAL MEETING

         Each copy of this Proxy Statement-Prospectus mailed to holders of Community Common Stock is accompanied by a proxy card furnished in connection with the Community Board's solicitation of proxies for use at the Special Meeting and at any adjournments or postponements thereof. The Special Meeting is scheduled to be held at 5:00 p.m., local time, on ____________, 1995, at the main office of Community, Germantown Commons Office Complex, Suite 108, 2175 Germantown Road South, Germantown, Tennessee. Only holders of record of Community Common Stock at the close of business on ________________, 1994 are entitled to receive notice of and to vote at the Special Meeting. At the Special Meeting, shareholders will consider and vote upon a proposal to approve the Agreement.

         HOLDERS OF COMMUNITY COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE PAID ENVELOPE. FAILURE TO RETURN YOUR PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER (BUT WILL NOT BE SUFFICIENT TO PERFECT DISSENTERS' RIGHTS).

         Any holder of Community Common Stock who has delivered a proxy may revoke it any time before it is voted by attending the Special Meeting and voting in person at the meeting or by giving notice of revocation in writing or submitting a signed proxy card bearing a later date to Community, at its main office, Germantown Commons Office Complex, Suite 108, 2175 Germantown Road South, Germantown, Tennessee 38138, Attention: Secretary, provided such notice or proxy is actually received by Community before the vote of shareholders. The shares of Community Common Stock represented by properly executed proxy cards received at or prior to the Special Meeting and not subsequently revoked will be voted as directed by the shareholders submitting such proxies. If instructions are not given, proxy cards received will be voted FOR approval of the Agreement proposed Merger.

         The cost of soliciting proxies from holders of Community Common Stock will be borne by Community. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers and employees of Community (who will receive no additional compensation for doing so). In addition, Community will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

         COMMUNITY SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

VOTE REQUIRED

         The affirmative vote of the holders of sixty-seven (67%) percent of the outstanding shares of Community Common Stock entitled to vote at the Special Meeting is required in order to approve the Agreement. Therefore, a failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the same effect as a vote against the Agreement. As of the Community Bank Record Date, there were _________ shares of Community Common Stock outstanding and entitled to vote at the Special

Meeting, with each share being entitled to one vote.

         A majority of the outstanding shares entitled to vote at the Special Meeting constitutes a quorum for purposes of that meeting. An "abstention" will be considered present for quorum purposes, but will have the same effect as a vote "against" the proposal to approve the Agreement. Broker "non votes" will not be considered present for quorum purposes and will have the same effect as a vote "against" the proposal to approve the Agreement.

         As of the Community Record Date, the directors and executive officers of Community and their affiliates beneficially owned a total of 1,013,220 shares or approximately 31.45% of the outstanding shares of Community Common Stock. Community has been advised that such directors and executive officers intend to vote their shares in favor of approval of the Agreement.

         As of the Community Record Date, FTB, through its Trust Department, held of record or in the name of nominees 632 shares (or less than 0.1% of the outstanding shares) of Community Common Stock as fiduciary for the beneficiaries of trusts and the directors and executive officers of FTNC beneficially owned no shares of Community Common Stock, except for one director who beneficially owns 250 shares. As of such date, other than the shares held through FTB's Trust Department, FTNC and its subsidiaries owned no shares of Community Common Stock.

RECOMMENDATION

         FOR THE REASONS DESCRIBED BELOW, THE COMMUNITY BOARD HAS APPROVED THE AGREEMENT, BELIEVES THE MERGER IS IN THE BEST INTEREST OF COMMUNITY AND ITS SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS OF COMMUNITY VOTE FOR APPROVAL OF THE AGREEMENT. IN MAKING ITS RECOMMENDATION TO SHAREHOLDERS, THE COMMUNITY BOARD CONSIDERED, AMONG OTHER THINGS, THE OPINION OF ATTKISSON, CARTER THAT
THE TERMS OF THE AGREEMENT ARE FAIR TO THE HOLDERS OF COMMUNITY COMMON STOCK FROM A FINANCIAL POINT OF VIEW. SEE "THE MERGER -- BACKGROUND OF AND REASONS FOR THE MERGER" AND "-- OPINION OF FINANCIAL ADVISER."

                                   THE MERGER

         The following information concerning the Merger, insofar as it relates to matters contained in the Agreement, is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference and attached hereto as Appendix "A." Community shareholders are urged to read carefully the Agreement.

BACKGROUND OF AND REASONS FOR THE MERGER

         Background. In the summer of 1990 the Community Board became aware of significant problems with asset quality at Community First. Upon making changes in executive management, new executive management set about returning Community First to a safe and sound condition. After approximately two years of identifying and addressing asset quality problems and building a strong management team, Community First began developing strategies to become a high performing institution.

         Because of Community's strategic location, growth potential and the fact that is was beginning to demonstrate consistent earnings growth, management of Community was contacted from time to time by other in-state and out-of-state financial institutions which expressed an interest in a potential transaction with Community. The prevalent feeling among a majority of the Community Board was to maintain Community's independence, building book value and market share and, therefore, value to its shareholders. However, it was recognized that a potential acquiror could express interest at an acquisition price that, when weighed against the potential appreciation in value by staying independent, would require strong considerations by the Board.

         In mid-May 1994, one of Community's outside directors was contacted by representatives of an out-of-state bank holding company ("Bank A") to determine whether such director believed Community would be interested in discussing a possible merger. On May 26, 1994, Community's Chairman and Chief Executive Officer John Ferguson and President Jake Farrell had a lunch meeting with the CEO of Bank A to discuss generally their respective banking operations and philosophies. Bank A was informed at that time that Community's Board appeared to be content to remain independent, but if Bank A wished to perform limited due diligence and suggest a price range, that information would be passed on to the Board for it to determine whether to consider the matter further.

         On June 16, 1994, a consultant of Bank A met with Ferguson and certain other officers of Community to further discuss Community's operations and potential. Representatives of Bank A performed no other on-site due diligence. On June 21, 1994, Bank A's consultant indicated to Ferguson in a telephone conversation that he believed Bank A to be very interested in negotiating a transaction with Community. A meeting was scheduled for July 13, 1994 for Ferguson, Farrell and a representative of Community's financial advisor, Attkisson, Carter, to meet with the CEO of Bank A and its consultant to further discuss a proposed transaction. At this meeting a potential pricing structure was discussed which, based on the then current market price of Bank A stock, indicated that Bank A might be willing to offer Bank A stock worth approximately $17 for each share of Community Common Stock, subject to further due diligence, board approvals and related matters. Further conversations on August 5, 1994 with Bank A's consultant indicated that Bank A was still considering making a proposal in the above mentioned price range, but that Bank A's CEO would be away on vacation for the following few weeks and would contact Ferguson when he returned.

         This information was relayed to certain of Community's board members on August 25, 1994. These persons indicated that the price range under discussion with Bank A was at a level that they would be interested in considering more definitive discussions. Management and its advisors were also asked to contact certain other financial institutions which had previously expressed an interest in a transaction with Community, including, but not limited to, FTNC. Four institutions were identified and each was contacted to determine its interest in making a proposal to acquire Community should it decide to forego its then current plans to remain independent. Upon execution of confidentiality agreements, Community provided information packages to each of the four institutions and requested that they submit their respective proposals to Community by September 6, 1994. By September 6, 1994, two of the institutions, FTNC and Bank B, had submitted merger proposals to Community. The other two institutions, chose not to submit proposals. On September 7, 1994, a special meeting of the executive committee of Community's Board was held to discuss the two new proposals from FTNC and Bank B as well as Bank A's proposal. At the meeting the members of the executive committee reviewed information prepared by Attkisson, Carter analyzing the proposals submitted by FTNC and Bank B as well as by Bank A. The Attkisson, Carter representative discussed the information page-by-page, identifying the information and the assumptions he used in reaching tentative conclusions on the various values assigned to not only Community, but the value of the stock of the proposing institutions as of a recent date and their respective potential values in the future.

         After extensive review and discussion, the executive committee directed Ferguson and the Attkisson, Carter representative to contact FTNC and Bank B, to refine and further clarify their proposals. It was noted these two offers provided similar, but not equal, valuations and that both exceeded the offer from Bank A. At that time the FTNC proposal appeared to be the better of the proposals because the FTNC's offer had a "floor" feature to the proposed exchange ratio which would protect Community's shareholders if the market price of FTNC Common Stock declined below a certain dollar amount; that based on current market prices the exchange ratio proposed by FTNC reflected a higher purchase price; and because the FTNC offer contained what management believed to be a stronger commitment to retaining a larger number of employees of Community First. Preliminary analysis of publicly available information also indicated to management, the executive committee and its advisor that the FTNC Common Stock had a better long-term value, but it was also recognized that additional due diligence of non-public information was required to substantiate that position.

         Management and its advisors were directed to seek, among other things, from Bank B an increase in the consideration it offered and the inclusion of a "floor" that would establish the minimum number of shares of Bank

B's stock that would be exchanged for Community's Common Stock. Ferguson and the Attkisson, Carter representative were also directed to further establish the proposed structure and related terms of the proposals with Bank A and Bank B and FTNC so that if the full Board determined to accept an offer, it would have a substantial likelihood of consummation. The potential acquiror's ability to terminate a proposed merger was to be limited to the greatest extent practical. Management was directed to report back to the executive committee at its normal meeting to be held September 13, 1994.

         During the ensuing week management and its advisors met or talked with representatives of Bank A, Bank B and FTNC on numerous occasions. Bank A and Bank B indicated to the Attkisson, Carter representative that they would not meaningfully improve their offers. Negotiations with FTNC provided additional information to Ferguson and the Attkisson, Carter representative regarding a proposed transaction with FTNC. This information was presented to the executive committee on September 13, 1994. The executive committee then directed management and its advisors to begin to negotiate a definitive merger agreement with FTNC to be presented to the full board at the next regularly scheduled Board meeting. Management and the Attkisson, Carter representative were also directed to conduct further due diligence on FTNC and to present their findings and recommendation to the Board.

         After additional due diligence on FTNC, Ferguson and the Attkisson, Carter representative presented their findings and recommendation to Community's Board at its regularly scheduled meeting held on September 21, 1994. Ferguson and the Attkisson, Carter representative reviewed page-by-page a written report prepared by the Attkisson, Carter representative comparing the proposals from Bank A, Bank B and FTNC. This written report had been previously provided to the Board members. The Attkisson, Carter representative reiterated to some extent the chronology of events leading up to the definitive proposal by FTNC, providing additional information and points deemed informative or material.

         Both Ferguson and the Attkisson Carter representative expressed confidence in the ability of management of FTNC to continue to operate FTNC in a profitable manner. In response to questions regarding why they believed the FTNC offer was the better of the offers received for Community despite FTNC's high multiple of market price to book value, Ferguson and the Attkissson Carter representative pointed out that they also focused on the multiple of FTNC's market price to earnings, and their belief that FTNC's earnings were of higher quality and more stable than those of Bank A and Bank B.

         The Board noted that FTNC's earnings stream was generated by a more diverse base of non-bank and fee generating activities, therefore less likely to be affected by changes in banking regulations and the interest rate environment, while Bank A's and Bank B's earnings were significantly more exposed to fluctuations in the interest rate. All in all, the stability of earnings, the mix of earnings assets and product lines, previous operating success, current depth of management, the fact the FTNC offer also had a "floor" feature to the exchange ratio, that its exchange ratio represented a higher price per share of Community Common Stock based on the then current market value of FTNC stock, and that FTNC had committed to retaining a greater number of employees of Community and its subsidiaries, led Ferguson and the Attkisson, Carter representative to report that they believed the FTNC offer to be the better offer. The Attkisson, Carter representative informed the Board that in his opinion a merger with FTNC under the terms offered was fair to Community's stockholders from a financial point of view. Both Ferguson and the Attkisson, Carter representative indicated to the Board that, in their opinion, it was unlikely that any other institution would make a higher offer for Community.

         After further discussions, the Board voted to approve the proposed Agreement with FTNC. The next day, September 22, 1994, the Agreement was executed by FTNC and Community. At the Community Board meeting held November 16, 1994, all directors indicated to management that they recommended that the Community shareholders approve the Agreement, and each director indicated to management that he or she intended to vote all shares of Community Common Stock owned or controlled by such director in favor of the Agreement.

         At a special meeting held on September 22, 1994, the FTNC Board unanimously approved the Agreement.

         Reasons for the Merger. In reaching its determination that the Merger and Agreement are fair to, and in the best interest of, Community and its shareholders, the Community Board consulted with its advisers, as well as with Community's management, and considered a number of factors, including, without limitation, the following:

         a. Its familiarity with and review of Community's business, operations, earnings and financial condition and future capital requirements;

         b. The current and prospective economic and regulatory environment and competitive constraints facing the banking industry and financial institutions in Community's market area;

         c. Its belief, based upon analysis of the anticipated financial effects of the Merger, that upon consummation of the Merger, FTNC and its banking subsidiaries would be well capitalized institutions, the financial positions of which would be well in excess of all applicable regulatory capital requirements;

         d. FTNC's commitments to continue providing quality service to customers and communities served by Community and to provide maximum consideration to employees affected by the Merger;

         e. FTNC's wide range of banking products and services and its dividend payment history;

         f. Its belief that the terms of the Agreement are attractive in that the Agreement allows Community shareholders to become shareholders in FTNC, an institution which is the largest bank holding company headquartered in the area, whose stock is traded over NASDAQ's National Market System, and the recent earnings performance of FTNC;

         g. The recent business combinations involving financial institutions, either announced or completed, during the past twelve months in the United States, the State of Tennessee and contiguous states and the effect of such combinations on competitive conditions in Community's market area;

         h. The expectation that the Merger will generally be a tax-free transaction to Community's shareholders. (See "Certain Federal Income Tax Consequences");

         i. The condition contained in the Agreement that Community shall have received the opinion of Attkisson, Carter that the terms of the Agreement are fair to the shareholders of Community from a financial point of view. (See "Opinion of Financial Advisor");

         j. Based in part on the opinion of Attkisson, Carter, the Board's belief that the offer made by FTNC was superior to that of the other institutions;

         k. Its review and consideration of alternatives to the Merger (including the alternatives of remaining independent and growing internally, remaining independent for a period of time and then selling the company, and remaining independent and growing through future acquisition), the range of possible values to Community's shareholders obtainable through implementation of such alternatives and the timing and likelihood of actually receiving such values; and

         l. Its believed that, in light of the reasons discussed above, FTNC was the most attractive choice as a long term affiliation partner of Community;

         The Community Board did not assign any specific or relative weight to the foregoing factors in their considerations.

OPINION OF FINANCIAL ADVISER

         Attkisson, Carter & Akers Incorporated ("Attkisson, Carter") or its representative has served from time to time as financial advisor to Community since 1991. In late May 1994, Attkisson, Carter was engaged by Community to represent it regarding its potential merger or sale. This engagement was formalized in a letter agreement dated July 15, 1994.

         A representative of Attkisson, Carter attended meetings of the Community Board and the Executive Committee of the Community Board in connection with this process, including the meeting held on September 21, 1994 at which the Community Board considered the Agreement. At the September 21, 1994 meeting of the Community Board, Attkisson, Carter rendered its oral opinion to the Community Board to the effect that, as of that date, the Exchange Ratio (also referred to in this Proxy Statement - Prospectus as the ("Conversion Number") was fair to the holders of Community Common Stock from a financial point of view. In addition, Attkisson, Carter has delivered its written opinion to the Community Board dated as of September 21, 1994 stating that the Exchange Ratio is fair to the holders of Community Common Stock from a financial point of view. THE FULL TEXT OF ATTKISSON, CARTER'S OPINION IS ATTACHED HERETO AS APPENDIX "B" AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX "B". HOLDERS OF COMMUNITY COMMON STOCK ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS AND QUALIFICATIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS UNDERTAKEN BY ATTKISSON, CARTER.

         Attkisson, Carter's opinion is directed to the Community Board only and is directed only to the Exchange Ratio and does not constitute a recommendation to any Community shareholder as to how such shareholder should vote at the Special Meeting. The terms of the Merger (including the Exchange Ratio) were determined through arm's-length negotiations between Community and FTNC and their respective advisers.

         In connection with its opinion, Attkisson, Carter reviewed, among other things, the Agreement, certain publicly available financial information concerning Community and FTNC including the recent Annual Reports to Shareholders and the Annual Reports on Form 10-K of Community and FTNC and certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Community and FTNC and certain other communications from Community and FTNC to their respective shareholders, and certain internal financial analyses and forecasts for Community and FTNC prepared by their respective managements. Attkisson, Carter also held discussions with members of the senior managements of Community and FTNC regarding the past and current business operations, results of regulatory examinations, financial condition and future prospects of their respective companies. In addition, Attkisson, Carter has reviewed the reported price and trading activity for the Community Common Stock and the FTNC Common Stock, compared certain financial and stock market information for Community and FTNC with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as Attkisson, Carter considered appropriate.

         Attkisson, Carter relied, without independent verification, upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. Attkisson, Carter also relied upon the managements of Community and FTNC as to the reasonableness and achieveablity of the financial and operating forecasts provided to it (and the assumptions and bases therefor). In that regard, Attkisson, Carter assumed with Community's consent that such forecasts, including without limitation projected cost savings and operating synergies resulting from the Merger and projections regarding under-performing and non-performing assets, net charge-offs and the adequacy of loan loss reserves, reflect the best currently available estimates and judgments of such respective managements. Community instructed Attkisson, Carter that, for the purposes of its opinion, Attkisson, Carter should assume that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the managements of Community and FTNC. Attkisson, Carter also assumed, with Community's consent, that the aggregate allowances for loan losses for each of Community and FTNC are adequate to cover such losses. In addition, Attkisson, Carter has not made an independent evaluation or appraisal of the assets and liabilities of Community or FTNC or any of their subsidiaries and Attkisson, Carter has not been furnished with any such evaluation or appraisal. Attkisson, Carter is not an expert in the evaluation of allowances for loan losses and has not reviewed any individual credit files. Moreover, Community has informed Attkisson, Carter and it has assumed that the Merger will be recorded as a pooling-of-interests under GAAP.

         As a part of its engagement, Attkisson, Carter explored Community's merger or sale opportunities with potential acquirors other than FTNC. Over the period of its engagement Attkisson, Carter provided detailed financial information concerning Community to five financial institutions including FTNC. Additionally meetings were arranged between Community's management and representatives of three of these institutions, including FTNC, to discuss the financial condition and prospects of Community. As a result of this activity, in addition to the acquisition proposal received from FTNC, Community received and considered two other acquisition proposals.

         The following is a summary of selected analyses presented by Attkisson, Carter to the Community Board on September 21, 1994 (the "Attkisson, Carter Report") in connection with its opinion:

         Summary of Proposal. Attkisson, Carter described the terms of the proposed transaction as reflected in the proposed Agreement, including the terms of the Exchange Ratio collar provision. Attkisson, Carter stated that based on the closing bid price of FTNC Common Stock on September 21, 1994 of $45.50 the Exchange Ratio of .39067 shares of FTNC Common Stock per share of Community Common Stock provides Community shareholders a per share value of $17.78. Attkisson, Carter noted that the Exchange Ratio was fixed at .39067 if the FTNC Common Stock Average Price is in the range of $43.52 and $51.00, inclusive. If the FTNC Common Stock Average Price is above $51.00, the Exchange Ratio decreases at a rate which has the effect of providing Community shareholders a per share value of $19.92. Attkisson, Carter explained that Community could terminate the Merger Agreement if the FTNC Common Stock Average Price is more than $53.50. However in such event, FTNC has the right to require Community to consummate the Merger with an Exchange Ratio of .37241. Attkisson, Carter also explained that if the FTNC Common Stock Average Price declines to less than $43.52, the Exchange Ratio increases at a rate which has the effect of providing Community shareholders with a per share value of $17.00. If the FTNC Common Stock Average Price is less than $41.00, FTNC has the right to terminate the Merger Agreement. However in such event, Community has the right to require FTNC to consummate the Merger with an Exchange Ratio of .41468.

         Attkisson, Carter stated that based upon the September 21, 1994 closing bid price of FTNC Common Stock, the FTNC proposal represented a 21.9 times multiple of Community's trailing twelve months earnings per share, a 22.6% premium to the closing bid price of the Community Common Stock on September 21, 1994, a 2.60 times multiple of Community's stated book value per share and a 18.6% premium to Community's tangible book value as a percentage of Community's deposits as of June 30, 1994.

         Review of Selected Financial Data for Community and FTNC. Attkisson, Carter reviewed selected historical financial information for FTNC for the 3 years ended December 31, 1993 and for the 8 months ended August 31, 1994. This review included income statement and balance sheet data for FTNC as well as selected financial ratios relating to asset and liability yields, revenue mix, efficiency, profitability, capital structure, balance sheet composition and asset quality. Attkisson, Carter also reviewed the estimated impact of market interest rates as of August 31, 1994 on certain of Community's and FTNC's assets and liabilities. This analysis showed that there would be a decrease in Community's and FTNC's common equity per share if certain of their assets and liabilities were marked-to-market to reflect adjustments for market interest rates as of such date. Attkisson, Carter did not make an independent appraisal of Community's assets or liabilities and the mark-to-market analysis reviewed by Attkisson, Carter is not meant to indicate the value at which any individual or portfolios of assets or liabilities could be sold.

         Comparison of Alternative Acquisition Proposals. Attkisson, Carter reviewed for Community's Board the overall results of its efforts to generate acquisition proposals for Community. FTNC's acquisition proposal was then compared in detail to the other two proposals received. This comparison addressed (i) the market value of the consideration to be provided to Community shareholders by each proposal (acquiror's common stock was to be utilized in all cases), (ii) other structural terms of each proposal, (iii) on a per share basis, the amounts of stated book value, tangible book value, estimated 1995 earnings and 1995 dividends which would be available to Community shareholders through each proposal and in comparison to those amounts currently attributable to Community as an independent entity.

         In addition, as more fully described under "Comparison with Selected Companies," Attkisson, Carter compared historical and current financial information, business strategies and market valuation data for each of of the prospective acquirors. Attkisson, Carter also compared the per share consequences on book value, tangible book value and estimated 1995 earnings to each prospective acquiror of acquiring Community on the terms stated in its proposal.

         Attkisson, Carter noted that, on the basis of the closing bid price on September 21, 1994 as well as the 30, 90 and 180 day average trading prices for each potential acquirors' common stock, the FTNC proposal provided Community shareholders a market value premium of between 1.0% and 5.5% over the next best proposal.

         Attkisson, Carter noted that on a per share basis the FTNC proposal could be expected to provide Community shareholders 3.7% more in earnings and 53.5% more in dividends than the next best proposal. However, Attkisson, Carter also noted the more attractive of the other proposals could be expected provide Community shareholders with 34.6% and 47.0% greater book value and tangible book value, respectively, on an equivalent per share basis than provided by the FTNC proposal.

         Attkisson, Carter noted that, with an Exchange Ratio of .39067, the FTNC proposal provided Community Shareholders with the equivalent of (i) an estimated 87.6% increase in projected 1995 earnings per share over the amount anticipated by the management of Community for 1995 if it remained independent,
(ii) stated and tangible book values per share of $8.81 and $7.27, respectively, in comparison to Community's current stated and tangible book value of $6.83 and (iii) an indicated dividend of $0.66. Community does not pay dividends currently.

         Comparison with Selected Companies. Attkisson, Carter compared selected historical stock market and financial data and financial ratios for FTNC to the corresponding data and ratios of the other institutions which made acquisition proposals who expressed an acquisition interest in Community. This comparison showed, among other things, that as of September 21, 1994, (i) the ratio of FTNC's market price to the earnings per share consensus estimates developed by independent brokerage firms for 1994 and 1995 was 9.84 and 8.98 times respectively, notably lower than the ratios for the other institutions which averaged 11.63 and 10.60 times, respectively, (ii) the ratio of FTNC's market price to its book value and tangible book value per share was 2.01 and 2.46 times respectively, notably higher than the ratios for the other institutions which averaged 1.91 and 2.00 times, respectively, (iii) for the 6 months ended June 30, 1994, FTNC s return on average assets was 1.46%, somewhat higher than the returns for the other institutions which averaged 1.32% and (iv) for the 6 months ended June 30, 1994, FTNC's return on average common equity was 20.38%, notably higher than the returns for the other institutions which averaged 15.96%.

         Stock Trading History. Attkisson, Carter examined the history of the trading prices and volume for the FTNC Common Stock, the other institutions expressing an acquisition interest in Community and the Standard and Poors Index of Major Regional Banks. The history showed that FTNC's stock price had appreciated 18.0% over the past 6 months. The stock prices of the other institutions making an acquisition proposal to Community show appreciation ranging from 16.8% to 19.5% over the same period. In contrast, the Standard and Poors Index of Major Regional Bank stocks showed appreciation of only 6.1% during this same period.

         Discounted Cash Flow Analysis. Using a discounted cash flow analysis methodology, Attkisson, Carter estimated the range of shareholder values which were implied by Community's current 3 year capital plan as developed by management. Attkisson, Carter noted that no such dividends were contemplated to be paid to the common stockholders in this capital plan. In this analysis methodology, Attkisson, Carter assumed a terminal valuation at December 31, 1996 for Community based upon a 2.0 times multiple of December 31, 1996 stated book value and 15.0 times 1996 earnings. These amounts were discounted at rates ranging from 10.0% to 14.0% and indicated net present values to Community's shareholders on a per share basis ranging from $13.50 to $14.74.

         Analysis of Selected Acquisition Transactions. Attkisson, Carter reviewed 13 selected acquisitions of community banks located in the southeast where the seller had total assets in excess of $125 million. Attkisson, Carter calculated the ratio of the transaction price to the latest twelve months earnings, the ratio of the transaction price to the stated book value and the ratio of the premium paid over tangible book value to the institution s total deposits. The calculations yielded a range of transaction values as multiples of latest 12 months earnings per share of a low of 11.9 times and a high of
29.6 times and a median value of 17.4 times. The equivalent multiple represented by the Exchange Ratio as of September 21, 1994 was 21.9 times. The calculations yielded a range of transaction values as multiples of stated book value per share of a low of 2.08 times to a high of 3.58 times with a median value of 2.52 times. The equivalent multiple represented by the Exchange Ratio as of September 21, 1994 was 2.60 times. The calculations yielded a range of deposit base premiums paid from a low of 10.0% to a high of 25.4% with a median value of 14.3%. The equivalent premium represented by the Exchange Ratio as of September 21, 1994 was 18.6%.

         No company or transaction used in the above analyses as a comparison is identical to Community, FTNC or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

         Pro Forma Merger Analysis. As previously described under "Comparison of Alternative Acquisition Proposals", Attkisson, Carter analyzed the pro forma effects of earnings per share resulting from the FTNC proposal for 1995 and on stated and tangible book value per share from the perspective of both FTNC and Community. Based upon the assumptions described above and the projections of the managements of Community and FTNC, this analysis showed modest earnings dilution for FTNC with significant earnings accretion on a per share equivalent basis from Community s perspective. Similarly, the analysis also showed modest dilution in book value per share from FTNC s perspective and significant accretion from Community s perspective.

         The summary of the Attkisson, Carter Report set forth above provides a description of the material elements of Attkisson, Carter's presentation to the Community Board on September 21, 1994. It does not purport to be a complete description of the presentation by Attkisson, Carter of the Attkisson, Carter Report to the Community Board or of the analyses performed by Attkisson, Carter. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Attkisson, Carter believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of their analyses, without considering all analyses, or of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying the analyses set forth in the Attkisson, Carter Report and their opinion. In addition, Attkisson, Carter may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Attkisson, Carter's view of the actual value of Community or FTNC. The fact that any specific analysis had been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

         In performing their analyses, Attkisson, Carter made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Community or FTNC. The analyses performed by Attkisson, Carter are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Attkisson, Carter s analysis of the fairness of the Exchange Ratio to Community shareholders and were provided to the Community Board in connection with the delivery of Attkisson, Carter's opinion. The analyses do not purport to be appraisals or the reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Attkisson, Carter's opinion and presentation to the Community Board was one of many factors taken into consideration by the Community Board in making its determination to approve the Agreement.

         Attkisson, Carter as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate or other purposes.

         Community has paid Attkisson, Carter advisory fees of $75,000 for services pursuant to the Engagement Letter. In addition, for services in connection with the Merger, Community has agreed to pay, if the Merger is consummated, an additional fee of $225,000. Community has also agreed to reimburse Attkisson, Carter for its reasonable out-of-pocket expenses and to indemnify Attkisson, Carter against certain liabilities, including certain liabilities under the federal securities laws.

TERMS OF THE MERGER

         At the Effective Date, Community will merge with and into FTNC, with FTNC being the surviving entity. Simultaneously with the Merger, or immediately after consummation thereof, Community First will merge with and into FTB, with FTB being the surviving entity. Upon consummation of the Merger, each share of Community Common Stock outstanding immediately prior to the Effective Date (other than shares held directly or indirectly by FTNC or any subsidiary of FTNC, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and other than shares held in the treasury of Community, which shares shall be canceled, retired and cease to exist by virtue of the Merger and without any payment made in respect thereof) will be converted into the right to receive shares of FTNC Common Stock. Each share of Community Common Stock issued and outstanding at the Effective Date will become and be converted into the right to receive the number of shares of FTNC Common Stock equal to the Conversion Number determined as follows:

                 (i) if the FTNC Common Stock Average Price (defined below) is within the range of $43.52 and $51.00, inclusive, the Conversion Number will be .39067;

                 (ii) if the FTNC Common Stock Average Price is greater than $51.00 per share, the Conversion Number will be the product of (y) .39067 multiplied by (z) the quotient of (1) $51.00 divided by (2) the FTNC Common Stock Average Price.

                 (iii) if the FTNC Common Stock Average Price is less than $43.52 per share, the Conversion Number will be the product of (y) .39067 multiplied by (z) the quotient of (1) $43.52 divided by (2) the FTNC Common Stock Average Price;

                 (iv) if the FTNC Common Stock Average Price is less than $41.00 per share, FTNC shall have the right to terminate the Agreement; provided, however, if FTNC exercises its termination right, Community shall have the right to require FTNC to consummate the Merger in which event the Conversion Number will be .41468;

                 (v) if the FTNC Common Stock Average Price is greater then $53.50, Community shall have the right to terminate the Agreement; provided, however, if Community exercises its termination right, FTNC shall have the right to require Community to consummate the Merger in which event the Conversion Number will be .37241;

                 (vi) in the event that prior to the Effective Date FTNC enters into a letter of intent or comparable document or a definitive purchase and sale agreement to be acquired by another person or another person publicly announces the intent to acquire 25% or more of the outstanding equity securities of FTNC whether by tender offer or otherwise or FTNC enters into a letter of intent or comparable document or a definitive merger agreement in which FTNC is not the surviving corporation, the Conversion Number will be the greater of (y) the amount determined under (i) through (v) above, as applicable, or (z) .37241; and

                 (vii) in the event that prior to the Effective Date FTNC pays any special dividend on FTNC Common Stock in an amount greater than 1% of its total assets on a consolidated basis immediately prior to such dividend payment (an "Extraordinary Dividend"), and if FTNC exercises it termination right, Community shall have the right to require FTNC to consummate the Merger in which event the Conversion Number will be the quotient of (y) .41468 divided by (z) the remainder of (1) 1 minus
         (2) the quotient of (i) the Extraordinary Dividend divided by (ii) the total assets of FTNC immediately prior to the Extraordinary Dividend.

         "FTNC Common Stock Average Price" means the average of the closing prices of the FTNC Common Stock as reported on the Nasdaq Stock Market for the twenty (20) business days (the "Calculation Period") immediately prior to the tenth (10th) calendar day preceding the Effective Date. A business day shall be a day on which the Nasdaq Stock Market is generally open for trading.

         If the Effective Date had been ________________, 1995, the Conversion Number would have been _.___.

         Any shares of Community Common Stock held directly or indirectly by Community other than in a fiduciary capacity or in satisfaction of a debt previously contracted will be cancelled and retired and will cease to exist as of the Effective Date of the Merger and no payment will be made with respect thereto. No fractional shares of FTNC Common Stock will be issued in connection with the Merger. In lieu of fractional shares, FTNC will make a cash payment equal to the fractional interest which a Community shareholder would otherwise receive multiplied by the closing price of FTNC Common Stock on the Effective Date if the Conversion Number is .39067 and multiplied by an amount based on the FTNC Common Stock Average Price used to calculate the Conversion Number in most other situations. See Section I(C) of the Agreement. If prior to the Effective Date the outstanding shares of FTNC Common Stock are increased, decreased, changed into or exchanged for a different number or class of shares by reason of any reclassification, recapitalization, stock split, or reverse stock split, split-up, or if a stock dividend is declared with a record date between the date of the Agreement and the Effective Date, or by reason of a combination or exchange of shares in which FTNC is acquired or other like changes have occurred in FTNC's capitalization, then the Conversion Number will be adjusted accordingly.

         Pursuant to the Agreement, Community and FTNC have agreed to take all action necessary to merge Community First with and into FTB simultaneously with the Merger, or if necessary, immediately after consummation thereof.

EFFECTIVE DATE

         The Effective Date of the Merger will be the date the certificate of merger is filed in accordance with the TBCA or on such date as the certificate may specify. Unless otherwise mutually agreed upon by FTNC and Community, the Effective Date will occur on the last business day of the month during which the expiration of all applicable waiting periods in connection with governmental approvals occurs and all conditions to the consummation of the Agreement have been satisfied or waived or, at FTNC's option, the first business day of the next succeeding month.

SURRENDER OF CERTIFICATES

         As promptly as practicable after the Effective Date, FTNC's Exchange Agent will mail to each former holder of record of Community Common Stock a form of letter of transmittal, together with instructions for the exchange of such holder's certificates formerly representing shares of Community Common Stock for certificates representing shares of FTNC Common Stock.

         HOLDERS OF COMMUNITY COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

         Upon surrender to the Exchange Agent of one or more certificates for Community Common Stock together with a properly completed letter of transmittal and any other required documents, there will be issued and mailed to the holder of Community Common Stock surrendering such items a certificate or certificates representing the number of shares of FTNC Common Stock to which such holder is entitled and, where applicable, a check for the amount representing any fractional share determined in the manner described above.

         No dividend or other distribution payable after the Effective Date with respect to FTNC Common Stock will be paid to the holder of any unsurrendered Community certificate until the holder properly surrenders such certificate(s) together with all required documents, at which time the holder will be entitled to receive all previously withheld dividends and distributions, without interest.

         After the Effective Date, there will be no transfers on Community's stock transfer books of shares of Community Common Stock which were issued and outstanding at the Effective Date and converted pursuant to the Merger into the right to receive FTNC Common Stock. If certificates representing shares of Community Common Stock are presented for transfer after the Effective Date, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

         Neither FTNC nor Community nor any other person will be liable to any former holder of Community Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         If a certificate for Community Common Stock has been lost, stolen or destroyed, FTNC will issue the consideration properly payable in accordance with the Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate by the claimant, and appropriate and customary indemnification including, when appropriate, the posting of a bond.

REPRESENTATIONS AND WARRANTIES

         The Agreement contains various customary representations and warranties by Community and by FTNC, which do not survive the Effective Date, relating to, among other things: organization, good standing, authority; capitalization; validity and enforceability of the Agreement and absence of conflicts with law or other documents; financial statements and undisclosed liabilities; no adverse change in financial condition; taxes; litigation; material contracts; employee benefit plans; properties; regulatory approvals; loan loss reserves; permits; collective bargaining agreements; brokerage; full disclosure in proxy statement-prospectus; and environmental matters.

CONDITIONS TO CONSUMMATION OF THE MERGER

         The respective obligations of FTNC and Community to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Date: (a) approval of the Agreement and the transactions contemplated thereby by the affirmative vote of the holders of at least sixty-seven (67%) percent of the outstanding shares of Community Common Stock entitled to vote thereon; (b) receipt by the Community Board of a fairness opinion from its investment banker, which has been received; (c) receipt of all regulatory consents and approvals, or waivers thereof, necessary to consummate the transactions contemplated by the Agreement including the Federal Reserve Board, the Tennessee Commissioner, and the Comptroller and the expiration of any statutory waiting periods (provided, however, that no such consent or approval referred to herein will be deemed to have been received if it includes any conditions or requirements which would reduce the benefits of the transactions contemplated by the Agreement to such a degree that FTNC would not have entered into the Agreement had such conditions or requirements been known at the date thereof); (d) the satisfaction of all other requirements prescribed by law necessary to the consummation of the transactions contemplated by the Agreement; (e) neither FTNC nor Community is subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; (f) no statute, rule, regulation, order, injunction, or decree has been enacted, entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger or which imposes restrictions, conditions or requirements which would reduce the benefits of the Merger to such a degree that FTNC or Community would not have entered into the Agreement had such conditions or requirements been known at the date thereof;
(g) the Registration Statement of which this Proxy Statement-Prospectus forms a part has become effective and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or threatened by the Securities & Exchange Commission; and (h) receipt by each party from counsel of a legal opinion to the effect that the Merger qualifies as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

         The obligations of FTNC to effect the Merger are further subject to the satisfaction (or waiver by FTNC) of the following conditions: (a) FTNC will have received from Community's independent certified public accountants certain customary letters with respect to certain financial information of Community;
(b) FTNC will have received a customary legal opinion, dated the date of closing, from counsel to Community; (c) each of the representations, warranties and covenants of Community set forth in the Agreement will, in all material (generally, as to Community $1 million on a pre-tax basis as to environmental matters and $550,000 on a pre-tax basis as to other matters) respects, be true on, or complied with by, the Effective Date and FTNC will have received a certificate signed by the CEO of Community to such effect [provided, however, that any effect on Community as a result of any action taken by Community pursuant to its obligations under the Agreement to, consistent with GAAP, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) (see "Conduct of Business Pending the Merger") will be disregarded for purposes of determining the truth or correctness of any representation or warranty of Community and for purposes of determining whether any conditions are satisfied]; (d) FTNC will have received all necessary state securities laws and "Blue Sky" permits; (e) FTNC will have received a letter dated as of the Effective Date from its independent certified public accountants to the effect that the Merger will qualify for pooling-of-interests accounting treatment if closed and consummated in accordance with the Agreement; (f) no litigation or proceeding will be pending against either FTNC or Community or any of their subsidiaries by any governmental agency seeking to prevent consummation of the transactions contemplated by the Agreement nor is any litigation or proceeding pending which in the reasonable judgment of the CEO of Community is likely to have a material adverse effect (defined in subparagraph (c) above) on Community; (g) each director, executive officer and other affiliate of Community will have delivered to FTNC a written agreement satisfactory to FTNC providing, among other matters, that such person will not sell, pledge, transfer, or otherwise dispose of or take any action to reduce his risk with respect to any shares of FTNC Common Stock received in the Merger except in compliance with applicable securities laws and will not sell, pledge, transfer or otherwise dispose of or take any action to reduce his risk with respect to any shares of Community Common Stock or FTNC Common Stock during any period when such sale, pledge, transfer, disposition or action would disqualify the Merger for pooling-of-interests accounting treatment, which agreements are in the possession of Community's counsel; and (h) Community's shareholders' equity, with certain adjustments described in Section V(B)(8) of the Agreement, will not be less than $22.2 million on the Effective Date.

         The obligations of Community to effect the Merger are further subject to the satisfaction (or waiver by Community) of the following conditions: (a) FTNC will have received the pooling letter from its independent certified public accountants; (b) Community will have received a customary legal opinion, dated the date of closing, from counsel to FTNC; (c) each of the representations, warranties and covenants of FTNC set forth in the Agreement will, in all material respects, be true on, or complied with by, the Effective Date and Community will have received a certificate signed by the CEO or Chief Financial Officer of FTNC to such effect; and (d) no litigation or proceeding will be pending against either FTNC or Community or any of their subsidiaries by any governmental agency seeking to prevent consummation of the transactions contemplated by the Agreement nor is any litigation or proceeding pending which in the reasonable judgment of the CEO of FTNC is likely to have a material adverse effect on FTNC.

         No assurance can be provided as to when, if ever, the regulatory consents and approvals necessary to consummate the Merger will be obtained (or, if so obtained, that such consents and approvals will not contain conditions or requirements which cause such approvals to fail to satisfy the conditions to the Merger set forth in the Agreement) or whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. See "Regulatory Approvals." If the Merger is not effected on or before April 30, 1995, the Agreement may be terminated, and the Merger abandoned, by a vote of a majority of the Board of Directors of either FTNC or Community, unless the failure to effect the Merger by such date is due to the breach of the Agreement by the party seeking to terminate the Agreement.

REGULATORY APPROVALS

         The merger of Community First with and into FTB ("subsidiary merger") Merger is subject to prior approval by the Comptroller under the Bank Merger Act, which requires that the Comptroller take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. Application for such approval has been filed with the Comptroller. The Bank Merger Act prohibits the Comptroller from approving the subsidiary merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Comptroller finds that the anticompetitive effects of the subsidiary merger are clearly outweighted in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Merger Act, the subsidiary merger may not be consummated until the 30th calendar day after the Comptroller's approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. In certain instances this post-approval waiting period can be reduced to not less than 15 calendar days. The commencement of an antitrust action would stay the effectiveness of the Comptroller's approval unless a court specifically orders otherwise.

         The subsidiary merger is also subject to approval by the Tennessee Commissioner. An application for such approval has been filed.

         The Merger is not subject to the approval of the Federal Reserve Board if (a) the merger of FTB and Community First occurs simultaneously with the Merger, (b) the merger described in clause (a) requires the prior approval of the Comptroller under the Bank Merger Act, (c) the Merger does not involve the acquisition by FTNC of any non-bank company, (d) both before and after the Merger FTNC meets the Federal Reserve Board's capital adequacy guidelines, and
(e) FTNC has provided written notice of the transaction to the appropriate Federal Reserve Bank at least 30 days prior to the Effective Date and during such period, the Federal Reserve Bank has not informed FTNC that an application is required. A letter requesting a waiver of the necessity of filing an application with the Federal Reserve Board has been filed. The parties are aware of no facts which would lead them to believe that the regulatory approvals will not be obtained.

         The Merger cannot proceed in the absence of the requisite regulatory approvals. Regulatory approval is not, and should not be construed as, an endorsement of or a recommendation for approval of, the Agreement. See "Conditions to Consummation of the Merger" and "Waiver and Amendment; Termination."

         THERE CAN BE NO ASSURANCE THAT THE REGULATORY AUTHORITIES DESCRIBED ABOVE WILL APPROVE THE MERGER, AND IF THE MERGER IS APPROVED, THERE CAN BE NO ASSURANCE AS TO THE DATE OF SUCH APPROVAL. THERE CAN ALSO BE NO ASSURANCE THAT ANY SUCH APPROVALS WILL NOT CONTAIN A CONDITION OR REQUIREMENT WHICH CAUSES SUCH APPROVALS TO FAIL TO SATISFY THE CONDITIONS TO CONSUMMATION OF THE MERGER SET FORTH IN THE AGREEMENT. THERE

CAN LIKEWISE BE NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

CONDUCT OF BUSINESS PENDING MERGER

         The Agreement contains certain restrictions on the conduct of Community's business pending consummation of the Merger. In particular, the Agreement provides that, without the prior written consent of FTNC, Community may not, among other things, (a) make, declare or pay any dividend on the Community Common Stock for any period ending before April 1, 1995, or make, declare or pay any dividend for any quarterly period beginning April 1, 1995, greater than $0.165 per share, or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify or purchase or otherwise acquire any shares of its capital stock (other than in a fiduciary capacity or in respect of a debt previously contracted in good faith) or authorize the creation or issuance of or issue or sell any additional shares of Community Common Stock, or any options, calls or commitments relating to such stock or securities convertible into or exchangeable for such stock; or (b) merge or consolidate or permit any subsidiary to merge or consolidate with any other entity or engage in any similar transactions. In addition, without the prior written consent of FTNC, which will not be unreasonably withheld, Community will not (a) pay any bonus to, or increase the rate of compensation of, any of its directors, officers or employees except in the ordinary course of business consistent with past practice or enter into any employment contracts; (b) enter into or modify or permit any subsidiary to enter into or modify (except as may be required by law and except for renewal of any existing plan in the ordinary course of business consistent with past practice) any employee benefit plan covering any of Community's directors, officers or other employees except for the amendment to Community's Option Plan described herein; (c) except as may be required to, consistent with GAAP, modify and change its loan, litigation and real estate valuation policies and practices so as to be applied consistently on a mutually satisfactory basis with those of FTNC, substantially modify the manner in which it has conducted its business, taken as a whole, or amend its Articles of Incorporation or Bylaws; (d) except for transactions in the ordinary course of its banking business, sell, dispose of or discontinue or permit any subsidiary to sell, dispose or discontinue any of its business, assets (including investment securities) or property; (e) except for the acquisition of loans, investment securities and cash equivalent assets in the ordinary course of its banking business, acquire (other than through foreclosure or satisfaction of indebtedness owed Community) any assets or business or permit any subsidiary to acquire any assets or business that is material to such party; (f) take any other action not in ordinary course of business of it and its subsidiaries, taken as a whole; or (g) directly or indirectly agree to take any of the foregoing actions.

         The Agreement also contains various customary covenants and agreements, including agreement to cooperate, use best efforts and obtain appropriate consents. Also, Community will, consistent with GAAP, modify its loan, litigation, and real estate valuation policies and practices so as to be applied consistently with those of FTNC.

NO SOLICITATION

         Community has agreed with FTNC and FTNC has agreed with Community in the Agreement that neither it nor any of its subsidiaries will solicit or knowingly encourage inquiries or proposals with respect to, or, subject to the fiduciary duties of its directors, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a material portion of its assets (whether owned by it directly or owned by any of its subsidiaries), or of a substantial equity interest in, it or any business combination with it or any of its subsidiaries other than, in the case of FTNC, a business combination initiated by FTNC or in which FTNC or a company which is its subsidiary following the transaction is as a practical matter the surviving corporation. Community will notify FTNC immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, it or any of its subsidiaries (provided, however, Community's duty is limited to notifying FTNC of the existence of any inquiry or proposal); and it has instructed its officers, directors, agents, advisers and affiliates to comply with the same restrictions.

WAIVER AND AMENDMENT; TERMINATION

         Prior to the Effective Date, any provision of the Agreement may be waived by the party benefitted by the provision or amended or modified (including the structure of the transaction) by an agreement in writing approved by the FTNC and Community Boards (to the extent allowed by law), provided that after the vote of the shareholders of Community, Article I(B) of the Agreement, which concerns conversion of the Community Common Stock and the Conversion Number, may not be amended or revised.

         The Agreement may be terminated at any time prior to the Effective Date, either before or after its approval by the shareholders of Community, as follows: (a) by the mutual consent of FTNC and Community; (b) by either FTNC or Community in the event of a failure by the shareholders of Community to approve the Agreement; (c) by the non-breaching party in the event a material breach of the Agreement is not cured or curable within 60 days after written notice of such breach is given to the breaching party; (d) by either FTNC or Community in the event that the Merger has not been consummated by April 30, 1995, unless the failure to consummate the Merger is due to the breach of the Agreement by the party seeking to terminate the Agreement; (e) by FTNC if the FTNC Common Stock Average Price is less than $41.00 per share, adjusted accordingly for stock splits, stock dividends, and other changes in FTNC's capitalization, provided written notice (a "termination notice") is delivered to the other party within three business days after the last day of the Calculation Period; provided further, Community has the right to require FTNC to consummate the Merger using .41468 as the Conversion Number by giving written notice to FTNC within 3 business days of receipt of an FTNC termination notice; and (f) by Community if the FTNC Common Stock Average Price is greater than $53.50 per share, provided written notice is delivered to FTNC within three business days after the last day of the Calculation Period; provided further, FTNC has the right to require Community to consummate the Merger using .37241 as the Conversion Number by giving written notice to Community within three business days of receipt of a Community termination notice.

         Except as set forth below, in the event of the termination of the Agreement by either FTNC or Community, as provided above, the Agreement will become void, and there will be no liability on the part of either FTNC or Community or their respective officers or directors, except that such termination will be without prejudice to the rights of any party arising out of a willful breach by any other party of any covenant or a willful misrepresentation contained in the Agreement. If the Merger is not consummated and both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) occur prior to a Termination Event (as defined below), Community is required to pay to FTNC liquidated damages in the amount of $2,000,000.

         For purposes hereof the following terms have the indicated meanings:

                 "Initial Triggering Event" shall mean any of the following events or transactions occurring after September 22, 1994:

                          (1)     Community shall have entered into an
                 agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (other than FTNC or a subsidiary of FTNC), or the Community Board shall have recommended that the shareholders of Community approve or accept any Acquisition Transaction (other than that contemplated by the Agreement). The term "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Community or any of its subsidiaries, (y) a purchase, lease or other acquisition of all or any substantial part of the assets of Community or any of its subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Community. The term "person" for purposes of this paragraph has the meaning assigned thereto in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder;

                          (2) Any person (other than FTNC, a subsidiary of FTNC or any fiduciary acting under any employee benefit plan for FTNC or any of its subsidiaries) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the Community Common Stock (the term "beneficial ownership" having the meaning assigned thereto in
                 Section 13(d) of the Exchange Act, and the rules and regulations thereunder) in a tender offer or that results in or is part of an Acquisition Transaction;

                          (3) Any person (other than FTNC or a subsidiary of FTNC) shall have made a proposal (in writing or orally) to Community or any one or more of its shareholders owning ten percent (10%) or more (singly or in the aggregate) of the outstanding shares of Community Common Stock that results in or is a part of an Acquisition Transaction;

                          (4) After a proposal is made by any person (other than FTNC or a subsidiary of FTNC) to Community or its shareholders to engage in an Acquisition Transaction, Community shall have breached any covenant or obligation contained in the Agreement and such breach would entitle FTNC to terminate the Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured within twenty (20) days after written notice; or

                          (5) Any person (other than FTNC or a subsidiary of FTNC), shall have filed an application or notice with the Board of Governors of the Federal Reserve System, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction and which results in an Acquisition Transaction.

                 "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after September 22, 1994:

                          (1) The acquisition by any person of beneficial ownership of 25% or more of the then outstanding Community Common Stock; or

                          (2) The occurrence of the Initial Triggering Event described in clause (1) of the definition of "Initial Triggering Event", except that the percentage referenced in clause (z) shall be 25%.

                 "Termination Event" shall mean each of the following:

                          (1)     The Effective Date of the Merger;

                          (2) Termination of the Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event; or

                          (3) The passage of 12 months after termination of the Agreement if such termination follows the occurrence of an Initial Triggering Event.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Community's management and the Community Board have certain interests in the Merger that are in addition to their interests as shareholders of Community generally. The Community Board was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

         Indemnification. Pursuant to the Agreement, FTNC has agreed, among other things, to (a) indemnify any person who is, has been or becomes, prior to the Effective Date, a director, officer, employee, fiduciary or agent of Community or any of its subsidiaries against any claims, based upon or arising out of or pertaining to the Agreement or any of the transactions contemplated thereby, whether asserted or threatened; and (b) maintain the indemnification with respect to matters occurring before the Effective Date for such persons provided by Community's Articles of Incorporation and Bylaws for a period of not less than 3 years following the Effective Date.

         Stock Options. Pursuant to Community's Employee Incentive Stock Option Plan, immediately prior to the Merger, outstanding options to purchase Community Common Stock that are not then fully exercisable will become exercisable by the optionee.

         Other Employee Benefits. Following the Merger, employees of Community and its subsidiaries will be entitled to participate, to the same extent and on the same terms as the employees of FTNC, in any qualified pension, profit sharing and stock bonus plans in effect at such time for employees of FTNC. Community employees will receive service credit from their hire date for employment at Community for purposes of eligibility and vesting requirements under FTNC's retirement savings plan and defined benefit pension plan, and service credit from the Effective Date for purposes of benefit calculation under FTNC's defined benefit pension plan. All Community employees who become regular full time employees of FTNC will be entitled to credit for service with Community for purposes of vesting in long-term disability benefits pursuant to FTNC's plan. Immediately prior to the Effective Date, Community shall terminate its self-insured medical benefit plan; provided, however, the Community medical plan shall remain liable for all claims incurred through Effective Date. Upon the Effective Date, FTNC employees who were Community employees immediately prior to the Effective Date shall be eligible for group hospitalization, medical, life and disability benefits on the same terms and conditions as other FTNC employees holding comparable positions. Service by such employees with Community shall be credited for purposes of FTNC's short-term disability plan and vacation policy from the employee's date of employment by Community.

SHAREHOLDERS' DISSENTERS' RIGHTS

         Any shareholder of Community entitled to vote on the Agreement has the right to receive payment of the fair value of his shares of Community Common Stock upon compliance with Sections 48-23-202 and 48-23-204 of the TBCA. A shareholder may not dissent as to less than all of the shares that he beneficially owns. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such beneficial owner held of record by such nominee or fiduciary. A beneficial owner asserting dissenters' rights to shares held on his behalf must submit to Community the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights. Any Community shareholder intending to enforce this right must not vote in favor of the Agreement and must file a written notice of his intent to demand payment for his shares (the "Objection Notice") with the Corporate Secretary of Community either before the Community Special Meeting or before the vote is taken at the meeting. The Objection Notice must state that the shareholder intends to demand payment for his shares of Community Common Stock if the Merger is effected. A vote against approval of the Agreement will not, in and of itself, constitute an Objection Notice satisfying the requirements of Section 48-23-202 of the TBCA. A failure to vote will not constitute a waiver of appraisal rights as long as the requirements of Sections 48-23-101 through 48-23-302 of the TBCA are complied with. HOWEVER, ANY SHAREHOLDER WHO EXECUTES A PROXY CARD AND WHO DESIRES TO EFFECT HIS APPRAISAL RIGHTS MUST MARK THE PROXY CARD "AGAINST" THE PROPOSAL RELATING TO THE MERGER BECAUSE IF THE PROXY CARD IS LEFT BLANK, IT WILL BE VOTED "FOR" THE PROPOSAL

RELATING TO THE MERGER. If the Agreement is approved by Community's shareholders at the Community Special Meeting, each shareholder who has filed an Objection Notice will be notified by Community of such approval within 10 days of the Community Special Meeting (the "Dissenters' Notice"). The Dissenters' Notice will (i) state where dissenting shareholders must (a) send the Payment Demand (as defined below) and where and when they must (b) deposit their Community Common Stock Certificates (the "Certificates"), (ii) inform holders of uncertificated shares of Community Common Stock of the extent of any restrictions on the transferability of such shares, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed Merger, (iv) set a date by which Community must receive the Payment Demand, which may not be fewer than 1 or more than 2 months after the date the Dissenters' Notice is delivered, and (v) be accompanied by a copy of Sections 48-23-101 through 48-23-302 of the TBCA. Within the time prescribed in the Dissenters' Notice, a shareholder electing to dissent must make a demand for payment (the "Payment Demand"), certify whether he acquired beneficial ownership of the shares of Community Common Stock before September 22, 1994, (the date of the first public announcement of the principal terms of the Agreement), and deposit his Certificates in accordance with the terms of the Dissenters' Notice. Upon filing the Payment Demand and depositing the Certificates, the shareholder will retain all other rights of a shareholder until these rights are cancelled or modified by consummation of the Merger. A Payment Demand may not be withdrawn unless Community consents. FAILURE TO COMPLY WITH THESE PROCEDURES WILL CAUSE THE SHAREHOLDER TO LOSE HIS DISSENTERS' RIGHTS TO PAYMENT FOR THE SHARES. CONSEQUENTLY, ANY COMMUNITY SHAREHOLDER WHO DESIRES TO EXERCISE HIS RIGHTS TO PAYMENT FOR HIS SHARES IS URGED TO CONSULT HIS LEGAL ADVISER BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

         As soon as the Merger is consummated, or upon receipt of a Payment Demand, Community shall, pursuant to Section 48-23-206, pay to each dissenting shareholder who has complied with the requirements of Section 48-23-204 of the TBCA the amount that Community estimates to be the fair value of the shares of Community Common Stock, plus accrued interest. Section 48-23-206 of the TBCA requires the payment to be accompanied by (i) certain of Community's financial statements, (ii) a statement of Community's estimate of fair value of the shares and explanation of how the interest was calculated, (iii) notification of rights to demand payment, and (iv) a copy of Sections 48-23-101 through 48-23-302 of the TBCA. As authorized by Section 48-23-208, Community intends to delay any payments with respect to any shares (the "after-acquired shares") held by a dissenting shareholder which were not held by such shareholder on September 22, 1994, the date of the first public announcement of the terms of the Agreement. When payments are so withheld, Sections 48-23-208(b) and 48-23-209(a) will require Community, after the Merger, to send to the holder of the after-acquired shares an offer to pay the holder an amount equal to Community's estimate of their fair value plus accrued interest, together with an explanation of the calculation of interest and a statement of the holder's right to demand payment under Section 48-23-209.

         If the Merger is not consummated within two months after the date set for demanding payment and depositing Certificates, Community shall return the deposited Certificates and release the transfer restrictions imposed on uncertificated shares. If, after returning deposited Certificates and releasing transfer restrictions, the Merger is consummated, Community must send a new Dissenters' Notice and repeat the payment demand procedure.

         If the dissenting shareholder believes that the amount paid by Community pursuant to Section 48-23-206 or offered under Section 48-23-208 is less than the fair value of his shares or that the interest due is calculated incorrectly, or if Community fails to make payment (or, if the Merger has not been consummated, Community does not return the deposited Certificates or release the transfer restrictions imposed on uncertificated shares) within two months after the date set in the Dissenters' Notice, then the dissenting shareholder may, within one month after (i) Community made or offered payment for the shares or failed to pay for the shares or (ii) Community failed to return deposited Certificates or release restrictions on uncertificated shares timely, notify Community in writing of his own estimate of the fair value of such shares (including interest due) and demand payment of such estimate (less any payment previously received). FAILURE TO NOTIFY COMMUNITY IN WRITING OF A DEMAND FOR PAYMENT WITHIN ONE MONTH AFTER COMMUNITY MADE OR OFFERED PAYMENT FOR SUCH SHARES WILL CONSTITUTE A WAIVER OF THE RIGHT TO DEMAND PAYMENT.

         If Community and the dissenting shareholder cannot agree on a fair price two months after Community receives such a demand for payment, the statute provides that Community will institute judicial proceedings in a court of record with equity jurisdiction in Shelby County, Tennessee, (the "Court") to fix (i) the fair value of the shares immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, and (ii) the accrued interest. The "fair value" of the Community Common Stock could be more than, the same as, or less than that produced by the Exchange Ratio. Community must make all dissenters whose demands remain unsettled parties to the proceeding and all such parties must be served with a copy of the petition. The Court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value.
The Court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the Court, plus interest, exceeds the amount paid by Community or for the fair value, plus accrued interest, of his after-acquired shares for which Community elected to withhold payment. If Community does not institute such proceeding within such two month period, Community shall pay each dissenting shareholder whose demand remains unsettled the respective amount demanded by each shareholder.

         The Court will assess the costs and expenses of such proceeding (including reasonable compensation for and the expenses of the appraiser but excluding fees and expenses of counsel and experts) against Community, except that the Court may assess such costs and expenses as it deems appropriate against any or all of the dissenting shareholders if it finds that their demand for additional payment was arbitrary, vexatious or otherwise not in good faith. The Court may assess fees and expenses of counsel and experts in amounts the Court finds equitable: (i) against Community if the Court finds that Community did not substantially comply with the relevant requirements of the TBCA or (ii) against either Community or any dissenting shareholder, if the Court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the Court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters and that the fees of such counsel should be assessed against Community, the Court may award reasonable fees to such counsel to be paid out of amounts awarded to benefitted dissenters.

         THE FOREGOING SUMMARY OF THE APPLICABLE PROVISIONS OF SECTIONS 48-23-101 THROUGH 48-23-302 OF THE TBCA IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH SECTIONS, WHICH ARE INCLUDED AS APPENDIX "C" HEREOF.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The federal income tax discussion set forth below represents a summary of the opinion of Baker, Donelson, Bearman & Caldwell, a Professional Corporation, counsel to FTNC. It may not be applicable to a shareholder who acquired his shares of Community Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation. Community shareholders are urged to consult their own tax advisers as to the specific tax consequences to them of the Merger, including the applicability and effect of federal, state, local and other tax laws.

         General. It is intended that for federal income tax purposes the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and that, accordingly, (a) no gain or loss will be recognized by either FTNC or Community as a result of the Merger, (b) no gain or loss will be recognized by the Community shareholders upon the receipt of FTNC Common Stock in exchange for Community Common Stock in connection with the Merger (except as discussed below with respect to cash received in lieu of a fractional share interest in FTNC Common Stock); (c) the tax basis of the FTNC Common Stock to be received by the Community shareholders in connection with the Merger will be the same as the basis in the Community Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest in which cash is received); and (d) the holding period of the FTNC Common Stock to be received by the Community shareholders in connection with the Merger will include the holding period of the Community Common Stock surrendered in exchange therefor, provided that the Community Common Stock is held as a capital asset at the Effective Date. Consummation of the Merger is dependent upon, among other conditions, receipt by FTNC and Community of an opinion of counsel to FTNC, dated as of the Effective Date, substantially to this effect.

         Consequences of Receipt of Cash in Lieu of Fractional Shares. A Community shareholder who is entitled to receive cash in lieu of a fractional share interest of FTNC Common Stock in connection with the Merger will recognize, as of the Effective Date, gain (or loss) equal to the difference between such cash amount and the shareholder's basis in the fractional share interest. Any gain (or loss) recognized will be capital gain (or loss) if the Community Common Stock is held by such shareholder as a capital asset at the Effective Date.

         No IRS Rulings. The parties do not intend to request a ruling from the IRS regarding the federal income tax consequences of the Merger. An opinion of counsel will be furnished to the Community Shareholders stating that the Merger should qualify as a "reorganization" within the meaning of Section 368(a) of the Code, but any such opinion of counsel is not binding on the IRS.

         Cash Received by Community Shareholders Who Dissent. A shareholder of Community who perfects his dissenter's rights under the laws of the State of Tennessee and who receives a payment in cash of the value of his shares of Community Common Stock will generally be treated as having received such payment in complete redemption of such stock under Section 302(b)(3) of the Code. In general, if the shares of Community Common Stock are held by the shareholder as a capital asset at the Effective Date, the shareholder will recognize capital gain or loss measured by the difference between the amount of cash received by the shareholder and the basis for such shares. However, this general rule is subject to the conditions and limitations of Section 302 of the Code, including the attribution rules of Section 318, and the treatment of each dissenting shareholder of Community will depend on his individual circumstances. Each Community shareholder who contemplates exercising his dissenter's rights should consult his own tax advisor as to the possibility that any payment to him will be treated as dividend income.

ACCOUNTING TREATMENT

         Consummation of the Merger is conditioned upon the receipt by FTNC of a letter from FTNC's independent public accountants to the effect that the Merger qualifies for pooling-of-interests accounting treatment if closed and consummated in accordance with the terms of the Agreement. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of FTNC and Community will be combined at the Effective Date and carried forward at their previously recorded amounts and the shareholders' equity accounts of Community and FTNC will be combined on FTNC's consolidated balance sheet. FTNC intends to restate retroactively income and other financial statements of FTNC issued after consummation of the Merger to reflect the consolidated operations of FTNC and Community as if the Merger had taken place prior to the periods covered by such financial statements.

         In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding shares of Community Common Stock must be exchanged for FTNC Common Stock. Community has agreed to use its best efforts to cause the Merger to qualify for pooling-of-interests treatment. See "Resale of FTNC Common Stock."

         The unaudited pro forma financial information contained in this Proxy Statement--Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "Summary -- Equivalent and Pro Forma Share Data," "--Selected Financial Data and Ratios" and "Index to Pro Forma Financial Information."

EXPENSES

         The Agreement provides, in general, that FTNC and Community will each pay its own expenses in connection with the Agreement and the transactions contemplated thereby, including fees and expenses of brokers, finders, financial consultants, accountants and counsel. In addition, Community has agreed that its transaction expenses will not exceed $400,000. See "Waiver and Amendment; Termination."

RESALE OF FTNC COMMON STOCK

         The shares of FTNC Common Stock issued pursuant to the Agreement will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed to be an "affiliate" of Community for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Affiliates may not sell their shares of Community Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Community generally include individuals or entities that control, are controlled by or are under common control with Community and may include certain officers and directors of Community as well as principal shareholders of Community.

         Community has agreed in the Agreement to use its best efforts to cause each director, executive officer and other person who is an affiliate of Community to enter into and deliver to FTNC an agreement at the time of execution of the Agreement or on such later date (not later than 40 days prior to the Effective Date) as a person becomes an affiliate providing that such person will not, directly or indirectly, (a) sell, pledge, transfer or otherwise dispose of shares of FTNC Common Stock to be received by such person in the Merger except in compliance with the applicable provisions of the Securities Act and rules and regulations thereunder, or (b) sell, pledge, transfer or otherwise dispose of or take any action which would reduce such person's risk with respect to shares of Community Common Stock owned by such person or shares of FTNC Common Stock to be received by such person in the Merger during the periods when any such sale, pledge, transfer, disposition or action would, under GAAP or the rules, regulations or interpretations of the SEC, disqualify the Merger for pooling-of-interests accounting treatment. Such periods in general encompass the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of FTNC and Community.

THE NASDAQ STOCK MARKET

         FTNC Common Stock is included for quotation on the Nasdaq Stock Market on its National Market System. The FTNC Common Stock issued to the shareholders of Community pursuant to the Agreement will be included for quotation on the Nasdaq Stock Market.


                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

         As a bank holding company, FTNC is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, bank holding companies may not in general directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. The BHCA also restricts the types of activities in which a bank holding company and its subsidiaries may engage. Generally, activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

         In addition, the BHCA prohibits the Federal Reserve Board from approving an application by a bank holding company to acquire shares of a bank or bank holding company located outside the acquiror's principal state of operations unless such an acquisition is specifically authorized by statute in the state in which the bank or bank holding company whose shares are to be acquired is located. Tennessee has adopted legislation that authorizes nationwide interstate bank acquisitions, subject to certain state law reciprocity requirements, including the filing of an application with and approval of the Tennessee Commissioner of Financial Institutions. The Tennessee Bank Structure Act of 1974 restricts the acquisition by bank holding companies of banks in Tennessee. A bank holding company is prohibited from acquiring any bank in Tennessee as long as banks that it controls retain 16 1/2% or more of the total deposits in individual, partnership and corporate demand and other transaction accounts and in savings accounts and time deposits in all federally insured financial institutions in Tennessee, subject to certain limitations and exclusions. As of December 31, 1993, FTNC estimates that it held approximately 12% of such deposits. Also, under this act, no bank holding company may acquire any bank in operation for less than five years or begin a de novo bank in any county in Tennessee with a population, in 1970, of 200,000 or less, subject to certain exceptions. Under Tennessee law, branch banking is permitted in any county in the state. As to certain changes in the laws applicable to banks that have recently been enacted, see "-- Interstate Act."

         FTNC's subsidiary banks (the "Subsidiary Banks") are subject to supervision and examination by applicable federal and state banking agencies. FTB is a national banking association subject to regulation and supervision by the Comptroller of the Currency (the "Comptroller"), as is First Tennessee Bank National Association Mississippi, which is headquartered in Southaven, Mississippi. The remaining Subsidiary Banks are Cleveland Bank & Trust Company and Peoples and Union Bank, which are Tennessee state-chartered banks, and Planters Bank, which is a Mississippi state-chartered bank, none of which are members of the Federal Reserve System, and therefore are subject to the regulations of and supervision by the Federal Deposit Insurance Corporation (the "FDIC") as well as state banking authorities. The Subsidiary Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Subsidiary Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENT OF DIVIDENDS

         FTNC is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of FTNC, including cash flow to pay dividends on its stock or principal (premium, if any) and interest on debt securities, is dividends from the Subsidiary Banks. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Banks to FTNC, as well as by FTNC to its shareholders.

         Each Subsidiary Bank that is a national bank is required by federal law to obtain the prior approval of the Comptroller for the payment of dividends if the total of all dividends declared by the board of directors of such Subsidiary Bank in any year will exceed the total of (i) its net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. A national bank also can pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

         State-chartered banks are subject to varying restrictions on the payment of dividends under applicable state laws. Tennessee law imposes dividend restrictions on Tennessee state banks substantially similar to those imposed under federal law on national banks, as described above. Mississippi law prohibits Mississippi state banks from declaring a dividend without the prior written approval of the Mississippi Banking Commissioner.

         If, in the opinion of the applicable federal bank regulatory authority, a depository institution or a holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve Board, the Comptroller and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

         In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or once it is under capitalized. See "-- FDICIA."

         At September 30, 1994, under dividend restrictions imposed under applicable federal and state laws, the Subsidiary Banks, without obtaining regulatory approvals, could legally declare aggregate dividends of approximately $237.9 million.

         The payment of dividends by FTNC and the Subsidiary Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

TRANSACTIONS WITH AFFILIATES

         There are various legal restrictions on the extent to which FTNC and its nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Banks. There are also legal restrictions on the Subsidiary Banks' purchases of or investments in the securities of and purchases of assets from FTNC and its nonbank subsidiaries, a bank's loans or extensions of credit to third parties, collateralized by the securities or obligations of FTNC and its nonbank subsidiaries, the issuance of guaranties, acceptances and letters of credit on behalf of FTNC and its nonbank subsidiaries, and certain bank transactions with FTNC and its nonbank subsidiaries, or with respect to which FTNC and it nonbank subsidiaries, act as agent, participates or has a financial interest. Subject to certain limited exceptions, a Subsidiary Bank (including for purposes of this paragraph all subsidiaries of such Subsidiary Bank) may not extend credit to FTNC or to any other affiliate (other than another Subsidiary Bank) in an amount which exceeds 10% of the Subsidiary Bank's capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit by these banks to FTNC or to such other affiliates. Also, extensions of credit and other transactions between the Subsidiary Bank and FTNC or such other affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to such Subsidiary Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Also, FTNC and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

CAPITAL ADEQUACY

         The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, and the minimum ratio of Tier I Capital (defined below) to risk--weighted assets is 4%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. At September 30, 1994, FTNC's consolidated Tier 1 Capital and Total Capital ratios were 9.94% and 12.36%, respectively.

         In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3% for bank holding companies that meet certain specific criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. FTNC's Leverage Ratio at September 30, 1994 was 7.01%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of the Subsidiary Banks is subject to risk-based and leverage capital requirements similar to those described above adopted by the Comptroller or the FDIC, as the case may be. FTNC believes that each of the Subsidiary Banks was in compliance with applicable minimum capital requirements as of September 30, 1994. Neither FTNC nor any of the Subsidiary Banks has been advised by any federal banking agency of any specific minimum Leverage Ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "-- FDICIA."

         All of the federal banking agencies have proposed regulations that would add an additional risk-based capital requirement based upon the amount of an institution's exposure to interest rate risk. In addition, bank regulators continue to indicate their desire generally to raise capital requirements applicable to banking organizations beyond their current levels. However, the management of FTNC is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

HOLDING COMPANY STRUCTURE AND SUPPORT OF SUBSIDIARY BANKS

         Because FTNC is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that FTNC may itself be a creditor with recognized claims against the subsidiary.

         Under Federal Reserve Board policy, FTNC is expected to act as a source of financial strength to, and commit resources to support, each of the Subsidiary Banks. This support may be required at times when, absent such Federal Reserve Board policy, FTNC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Subsidiary Banks are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of the Subsidiary Banks would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against FTNC's other Subsidiary Banks and a potential loss of FTNC's investment in such Subsidiary Banks.

FDICIA

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provisions of the FDIA and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers:
"well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to holding companies which control such institutions. However, the Federal Reserve Board has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations. Although the capital categories defined under the prompt corrective action regulations are not directly applicable to FTNC under existing law and regulations, if FTNC were placed in a capital category FTNC believes that it would qualify as well-capitalized as of September 30, 1994.

         FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

         Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

         FTNC believes that at September 30, 1994 all of the Subsidiary Banks were well capitalized under the criteria discussed above.

         FDICIA contain numerous other provisions, including new accounting, audit and reporting requirements, beginning in 1995 termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

         Various other legislation, including proposals to revise the bank regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress.

INTERSTATE ACT

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, (i) permits bank holding company acquisitions commencing one year after enactment of banks of a minimum age of up to five years as established by state law in any state, (ii) mergers of national and state banks after May 31, 1997 across state lines unless the home state of either bank has opted out of the interstate bank merger provision, (iii) branching de novo by national and state banks into other states if the state has opted-in to this provision of the Interstate Act, and (iv) certain interstate bank agency activities after one year after enactment. Regulations have not yet been issued under the Interstate Act.

BROKERED DEPOSITS

         The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits. Under the regulations, a bank cannot accept a rollover or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDICIA. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because it believes that all the Subsidiary Banks were well capitalized as of September 30, 1994, FTNC believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Banks.

FDIC INSURANCE PREMIUMS

         The Subsidiary Banks are required to pay semiannual FDIC deposit insurance assessments. As required by FDICIA, the FDIC adopted a risk-based premium schedule which increased the assessment rates for most FDIC-insured depository institutions. Under the schedule, the premiums initially range from $.23 to $.31 for every $100 of deposits. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

         The FDIC is authorized by federal law to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the Subsidiary Banks' and FTNC's earnings.

         Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

DEPOSITOR PREFERENCE

         The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depositary institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.


                       DESCRIPTION OF FTNC CAPITAL STOCK

         The following summaries of certain provisions of the Restated Charter, as amended (the "Charter"), and Bylaws, as amended, of FTNC, the Rights Plan (defined below) and the Indenture (defined below) do not purport to be complete, are qualified in their entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Proxy Statement-Prospectus is a part, and are subject, in all respects, to applicable Tennessee law.

AUTHORIZED CAPITAL STOCK

         The authorized capital stock of FTNC currently consists of 5,000,000 shares of Preferred Stock, without par value ("Preferred Stock"), which may be issued from time to time by resolution of the FTNC Board and 100,000,000 shares of FTNC Common Stock. As of September 30, 1994, there were 32,202,722 shares of FTNC Common Stock and no shares of Preferred Stock outstanding. Approximately
3.3 million shares of FTNC Common Stock are reserved for issuance under various employee stock plans and FTNC's dividend reinvestment plan, approximately
1.3 million shares are reserved for issuance in connection with other pending acquisitions (See page PF-1 herein), and 322,027 shares of Preferred Stock are reserved for issuance under the Rights Plan. Also, FTNC has on file with the SEC an effective shelf registration pursuant to which it may offer from time to time, at its discretion, senior or subordinated debt securities, preferred stock, including depository shares, and FTNC Common Stock at an aggregate initial offering price not to exceed $300 million.

PREFERRED STOCK

         The FTNC Board is authorized, without further action by the shareholders, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, without par value, from time to time in one or more series and, with respect to each such series, has the authority to fix the powers (including voting power), designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. Currently, no shares of Preferred Stock are outstanding.

FTNC COMMON STOCK

         The FTNC Board is authorized to issue a maximum of 100,000,000 shares of Common Stock, $2.50 par value per share. The holders of the FTNC Common Stock are entitled to receive, ratably, such dividends as may be declared by the FTNC Board from funds legally available therefor. The holders of the outstanding shares of FTNC Common Stock are entitled to one vote for each such share on all matters presented to shareholders and are not entitled to cumulate votes for the election of directors. Upon any dissolution, liquidation or winding up of FTNC resulting in a distribution of assets to the shareholders, the holders of FTNC Common Stock are entitled to receive such assets ratably according to their respective holdings after payment of all liabilities and obligations and satisfaction of the liquidation preferences of any shares of Preferred Stock at the time outstanding. The shares of FTNC Common Stock have no preemptive, redemption, subscription or conversion rights. The shares of FTNC Common Stock will be, when issued in accordance with the Agreement, fully paid and nonassessable. Under FTNC's Charter, the FTNC Board is authorized to issue authorized shares of FTNC Common Stock without further action by FTNC's shareholders. However, the FTNC Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ/NMS, which requires shareholder approval of the issuance of additional shares of FTNC Common Stock in certain situations. The Transfer Agent for the Common Stock is The First National Bank of Boston.

         The FTNC Board is divided into three classes, which results in approximately 1/3 of the directors being elected each year. In addition, the Charter and the Bylaws, among other things, generally give to the FTNC Board the authority to fix the number of directors on the FTNC Board and to remove directors from and fill vacancies on the FTNC Board, other than removal for cause and the filling of vacancies created thereby which are reserved to shareholders exercising at least a majority of the voting power of all outstanding voting stock of FTNC. To change these provisions of the Bylaws, other than by action of the FTNC Board, and to amend these provisions of the Charter or to adopt any provision of the Charter inconsistent with such Bylaw provisions, would require approval by the holders of at least 80% of the voting power of all outstanding voting stock. Such classification of the FTNC Board and such other provisions of the Charter and the Bylaws may have a significant effect on the ability of the shareholders of FTNC to change the composition of an incumbent FTNC Board or to benefit from certain transactions which are opposed by the FTNC Board.

SHAREHOLDER PROTECTION RIGHTS PLAN

         Each share of FTNC Common Stock has, and each share of the FTNC Common Stock issued in the Merger will have, attached to it one right (a "Right") issued pursuant to a Shareholder Protection Rights Agreement dated as of September 7, 1989 (the "Rights Plan"). Each Right entitles its holder to purchase 1/100th of a share of Participating Preferred Stock, without par value, for $76.67 (the "Exercise Price"), subject to adjustment, upon the business day following the earlier of (i) the 10th day after commencement of a tender or exchange offer which, if consummated, would result in a person's becoming the beneficial owner of 10% or more of the outstanding shares of FTNC Common Stock (an "Acquiring Person") and (ii) the first date (the "Flip-in Date") of public announcement that a person has become an Acquiring Person.

         The Rights will expire on the earliest of (i) the Exchange Time (defined below), (ii) September 18, 1999 and (iii) the date on which the Rights are redeemed as described below. The FTNC Board may, at its option, at any time prior to the Flip-in Date, redeem all the Rights at a price of $.01 per Right.

         If a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees, which Rights will become void), to the extent permitted by applicable law, will constitute the right to purchase shares of FTNC Common Stock or Participating Preferred Stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the FTNC Board may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of FTNC Common Stock, elect to exchange the Rights (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees) for shares of FTNC Common Stock or Participating Preferred Stock at an exchange ratio of one share of FTNC Common Stock or 1/100th of a share of Participating Preferred Stock per Right (the "Exchange Time").

         FTNC may not agree to be acquired by an Acquiring Person without providing that each Right, upon such acquisition, will constitute the right to purchase common stock of the Acquiring Person having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price.

         The Rights will not prevent a takeover of FTNC. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding FTNC Common Stock unless the Rights are first redeemed by the FTNC Board.

SUBORDINATED CAPITAL NOTES DUE 1999

         On June 10, 1987, FTNC issued $75,000,000 principal amount of 10 3/8% Subordinated Capital Notes Due 1999 (the "Capital Notes"). The Capital Notes currently constitute Tier 2 capital under the Federal Reserve Board's risk-based capital guidelines. Pursuant to the Indenture, dated as of June 1, 1987 (the "Indenture"), between FTNC and BankAmerica National Trust Company, formerly Security Pacific National Trust Company (New York), Trustee, at maturity the Capital Notes are required to be exchanged for Common Stock, Preferred Stock or certain other eligible capital securities to be issued by FTNC ("Capital Securities") having a market value equal to the principal amount of the Capital Notes, except to the extent that FTNC, at its option, shall elect to pay in cash such principal amount from amounts representing proceeds of other issuances of Capital Securities designated for such use.

                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

         FTNC and Community are Tennessee corporations subject to the provisions of the TBCA. Shareholders of Community, whose rights are governed by Community's Charter and Bylaws, will, upon consummation of the Merger, become shareholders of FTNC whose rights will then be governed by the Charter and Bylaws of FTNC. The following is a summary of the material differences in the rights of shareholders of FTNC and Community and is qualified in its entirety by reference to the TBCA and the Charter and Bylaws of each of Community and FTNC. Certain topics discussed below are also subject to federal law and the regulations promulgated thereunder. See "Certain Regulatory Considerations."


SHAREHOLDER PROPOSALS AND NOMINATIONS

         Pursuant to Community's bylaws, a Nominating Committee of the Board of Directors meets annually to determine persons to be nominated for election to the Board for the ensuing year. The Nominating Committee may consider nominating people to serve as directors who are suggested or recommended by persons who are not on the Nominating Committee. No formal procedure has been established for determining when or how shareholder proposals and/or director nominations should be submitted.

         Pursuant to FTNC's Bylaws, shareholder proposals and director nominations must be in writing and delivered or mailed to the Secretary of FTNC not less than 30 nor more than 60 days prior to the date of a meeting of shareholders; provided, however, that if fewer than 40 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder will be timely if it is delivered or received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed or the date on which such public disclosure was made.

AMENDMENT OF ARTICLES OF INCORPORATION OR CHARTER AND BYLAWS

         Community shareholders can amend Community's bylaws at any annual or special shareholders meeting. Any amendment to to the bylaws requires a majority vote and only shareholders can amend the bylaw provisions relating to the duties, term of office or indemnification of directors. The board of directors can amend the bylaws except for those amendments specifically reserved to the shareholders at any regular or special meeting by 2/3 vote. Neither the bylaws nor the charter sets forth any special procedure to follow for an amendment to Community's charter.

         FTNC's Charter provides that any amendment to the Charter which is inconsistent with any provision of the Bylaws may be adopted only by the affirmative vote of the holders of at least 80 percent of the voting power of all outstanding stock. FTNC's Bylaws may be amended or repealed by a vote of a majority of all the directors of FTNC at any regular or special meeting of the FTNC Board. In addition, the shareholders of FTNC may make, alter, amend or repeal the Bylaws at any annual meeting or at a special meeting called for that purpose, if at least 80 percent of the voting power of all outstanding voting stock approves the amendment. The Charter also provides that at least 80 percent of the voting power of all outstanding voting stock must approve an amendment to the Charter and Bylaws to change the classification the FTNC's Board or the 80 percent voting requirement for an amendment of the Bylaws.

INDEMNIFICATION

         Community's Bylaws provide indemnification to its directors and officers against judgments based on acts or omissions in such capacity except for matters involving an adjudication of negligence or misconduct. Such rights are not exclusive.

         The TBCA provides in certain situations for mandatory and permissive indemnification of directors and officers. The TBCA also provides that the statutory indemnification is not to be deemed exclusive of any other rights to which a director seeking indemnification may be entitled. No such indemnification may be made if a final adjudication adverse to the director or officer establishes his liability (1) for any breach of loyalty to the corporation or its shareholders; (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) for unlawful distributions.

         FTNC has provided additional indemnification to its directors and certain officers designated by the FTNC Board in a shareholder-approved bylaw amendment and individual indemnity agreements which provide indemnification to the maximum extent not prohibited by law.


DISSENTERS' RIGHTS

         The TBCA generally provides dissenters' rights for mergers and share exchanges that would require shareholder approval, sales of substantially all the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-order sales), and certain amendments to the charter that materially and adversely affect rights in respect of a dissenter's shares. Under TBCA, however, dissenters' rights are not available as to any shares which are listed on an exchange registered under Section 6 of the Exchange Act or are "National Market System" securities as defined in rules promulgated pursuant to the Exchange Act (such as FTNC Common Stock). Shares of Community Common Stock have dissenters' rights. See "The Merger -- Shareholder Dissenters' Rights."

RIGHTS OF HOLDERS OF CAPITAL NOTES

         On June 10, 1987, FTNC issued Capital Notes due in 1999. At maturity, the Capital Notes will be exchanged for Capital Securities having a market value equal to the principal amount of the notes. See "Description of FTNC Capital Stock--Subordinated Capital Notes due 1999."

SHAREHOLDER RIGHTS PLAN

         For a discussion of the FTNC Shareholder Rights Plan, see "Description of FTNC Capital Stock--Shareholder Rights Plan." The Community Board has not adopted a shareholder rights plan.


                            VALIDITY OF COMMON STOCK

         A legal opinion to the effect that the shares of FTNC Common Stock and associated Rights offered hereby, when issued in accordance with the Agreement, will be validly issued, fully paid and nonassessable, has been rendered by Clyde A. Billings, Jr., Vice President and Counsel, First Tennessee National Corporation. Mr. Billings beneficially owns approximately 10,400 shares of FTNC Common Stock.

         Baker, Donelson, Bearman & Caldwell, a Professional Corporation, has rendered an opinion, summarized above in the section entitled "--Certain Federal Income Tax Consequences." Attorneys in the firm beneficially own approximately 25,000 shares of FTNC Common Stock.

                                    EXPERTS

         The consolidated financial statements of FTNC and its subsidiaries incorporated in this Proxy Statement-Prospectus by reference from FTNC's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report dated January 18, 1994, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


         The consolidated financial statements of Community as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been incorporated by reference in this Proxy Statement-Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

         With respect to the 1991 financial statements of Home Financial Corporation, a company acquired by FTNC during 1992 in a transaction accounted for as a pooling-of-interests, Arthur Andersen LLP relied upon the report of Baylor and Backus, independent accountants, whose report dated February 21, 1992, except with respect to the information discussed in Note 27, as to which the date is October 21, 1992, was incorporated by reference in FTNC's Form 10-K for 1993 and is incorporated herein by reference.

         The consolidated financial statements of Maryland National Mortgage Corporation and subsidiaries, appearing in First Tennessee National Corporation's Current Report on Form 8-K, dated October 1, 1993, for the year ended December 31, 1992, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO PRO FORMA FINANCIAL INFORMATION                        Page
                                                                                  ------
FTNC Pro Forma Combined Condensed Statement of Condition as of
         September 30, 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . PF - 2
FTNC Pro Forma Combined Condensed Statement of Condition as of
         December 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . PF - 3
FTNC Pro Forma Combined Condensed Statements of Income for the Nine
         Months Ended September 30, 1994  . . . . . . . . . . . . . . . . . . . . PF - 4
FTNC Pro Forma Combined Condensed Statements of Income for the Year Ended
         December 31, 1993  . . . . . . . . . . . . . . . . . . . . . . . . . . . PF - 5

                        PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma combined condensed statements of condition and statements of income for the nine months reflect the historical condensed statements of condition and statements of income for the nine months ended September 30, 1994, of FTNC, adjusted for the completed acquisition of Planters Bank, which was accounted for as a pooling-of-interests, and of Community, giving effect to the Merger on a pooling-of-interests accounting basis.

         The following unaudited pro forma combined condensed statements of condition and statements of income for the year ended, reflect the historical consolidated condensed statements of condition and statements of income of FTNC for the year ended December 31, 1993, adjusted for the completed acquisitions of Planters Bank, Cleveland Bank and Trust Company, Highland Capital Management Corp., and SNMC Management Corporation, which were accounted for as poolings-of-interest, and accordingly, reflect the financial position and results of operations of all companies on a combined basis, and the historical statement of condition and statement of income of Community, giving effect to the Merger on a pooling-of-interests accounting basis.

         Pro forma results presented for the nine month period and for the year are not necessarily indicative of the results which may be expected for any interim period or for the year as a whole.

         On October 1, 1994, FTNC acquired Emerald Mortgage Company, Lynnwood, Washington ("Emerald"), which was merged into Sunbelt National Mortgage Corporation, for approximately 152,000 shares of FTNC Common Stock. At September 30, 1994, Emerald had approximately $1.1 million in assets and $0.5 million in capital. The transaction is not included in the following pro forma combined condensed statements of condition or income.

         On September 6, 1994, FTNC announced the execution of a definitive agreement to acquire Carl I. Brown and Company ("CIB"), Kansas City, Missouri. Under the agreement, a wholly-owned subsidiary of FTNC will be merged into CIB, with CIB surviving the Merger. Immediately prior to the merger, FTNC will direct that all shares of CIB Common Stock be issued directly to FTB. All shares of CIB Common Stock will be converted into approximately 961,000 shares of FTNC Common Stock, based on an estimated purchase price of $43.2 million and an assumed FTNC Stock price of $45.00 per share. The actual purchase price and the FTNC stock price may vary from the assumed amounts, and FTNC has the right to terminate the agreement if its average stock price is less than $35.00 per share. The merger is subject to regulatory and CIB shareholder approvals. At July 31, 1994, CIB had total assets of approximately $139.4 million and a servicing portfolio of $2.6 billion.

         On October 19, 1994, FTNC announced the execution of a definitive agreement to acquire Peoples Commercial Services Corp. ("PCSC"). PCSC will be merged with and into FTNC, and at a price of $42 or greater per share for FTNC Common Stock, each PCSC shareholder will receive 3.1658 shares of FTNC Common Stock for each share of PCSC stock, for a total of approximately 420,000 shares of FTNC Common Stock. The number of FTNC shares will be adjusted if the price of FTNC Common Stock is less than $42.00. The acquisition will be accounted for as a purchase, and the FTNC Board has approved the repurchase of the amount of FTNC Common Stock necessary to complete the acquisition. The transaction is subject to regulatory and PCSC shareholder approvals and is expected to close in the first half of 1995.

                     FIRST TENNESSEE NATIONAL CORPORATION
                         PRO FORMA COMBINED CONDENSED
                            STATEMENTS OF CONDITION
                                     AS OF
                              SEPTEMBER 30, 1994


                                                                                                        Adjust-
(Thousands)                                                     FTNC  (1)       Community Bancshares    ment (2)   Pro Forma
================================================================================================================================

ASSETS
Cash and cash equivalents                                    $     890,728     $         10,707     $           $      901,435
Investments in bank time deposits                                    2,745                                               2,745
Trading account securities inventory                               223,227                                             223,227
Assets available for sale                                        1,655,826               28,486                      1,684,312
Investment securities held to maturity                             937,221               66,942                      1,004,163
Net loans                                                        6,011,184              141,275                      6,152,459
Premises and equipment, net                                        148,492                4,482                        152,974
Real estate acquired by foreclosure                                 21,609                1,476                         23,085
Mortgage servicing rights                                           70,436                                              70,436
Other identifiable intangible assets                                26,450                                              26,450
Goodwill                                                            61,561                                              61,561
Customers' acceptances                                               3,562                                               3,562
Other assets                                                       393,825                3,453                        397,278
- -------------------------------------------------------------------------------------------------------------------------------
          Total assets                                       $  10,446,866     $        256,821     $     --    $   10,703,687
================================================================================================================================

LIABILITIES
Deposits                                                     $   7,593,883     $        200,016     $           $    7,793,899
Federal funds purchased and securities
  sold under agreements to repurchase                            1,155,809               12,951                      1,168,760
Other borrowings                                                   492,930               20,000                        512,930
Long term debt                                                      91,701                                              91,701
Acceptances outstanding                                              3,562                                               3,562
Other liabilities                                                  356,984                2,417                        359,401
- -------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                      9,694,869              235,384           --         9,930,253

SHAREHOLDERS' EQUITY
Preferred stock
Common stock                                                        80,507                3,342         (197)           83,652
Surplus                                                             94,397               14,349       (1,020)          107,726
Retained earnings                                                  594,083                5,272                        599,355
Treasury stock                                                                           (1,217)       1,217
Net unrealized loss on marketable
    equity securities                                              (13,931)                (309)                       (14,240)
Deferred compensation on restricted stock
     incentive plan                                                 (3,059)                                             (3,059)
- -------------------------------------------------------------------------------------------------------------------------------
          Total  shareholders' equity                              751,997               21,437           --           773,434
- -------------------------------------------------------------------------------------------------------------------------------
          Total liabilities and shareholders' equity         $  10,446,866     $        256,821     $     --    $   10,703,687
================================================================================================================================





(1) FTNC amounts as of September 30, 1994 do not include the acquisition of Emerald Mortgage Company which closed October 1, 1994 or the pending acquisitions of Carl I. Brown and Co. and Peoples Commercial Services Corp. which are immaterial.

(2) Reflects the conversion of 3,220,070 shares of all Community Bancshares common stock outstanding after the retirement of its treasury stock at September 30, 1994, into 1,257,985 shares of FTNC's $2.50 par value common stock using an exchange ratio of .39067 which is based on an assumed FTNC Common Stock Average Price of $43.52 - $51.00.

                     FIRST TENNESSEE NATIONAL CORPORATION
                         PRO FORMA COMBINED CONDENSED
                            STATEMENTS OF CONDITION
                                     AS OF
                               DECEMBER 31, 1993



                                                                               Community       Adjust-
(Thousands)                                                 FTNC (1)          Bancshares       ment (2)        Pro Forma
============================================================================================================================
ASSETS
Cash and cash equivalents                              $        760,747   $         15,565   $            $         776,312
Investments in bank time deposits                                 7,637                                               7,637
Trading account securities inventory                            178,663                                             178,663
Assets held for sale                                          1,152,721             21,650                        1,174,371
Investment securities                                         2,220,087             69,568                        2,289,655
Net loans                                                     5,329,249            120,379                        5,449,628
Premises and equipment, net                                     136,230              3,809                          140,039
Real estate acquired by foreclosure                              31,658              3,390                           35,048
Mortgage servicing rights                                        82,625                                              82,625
Other identifiable intangible assets                             28,905                                              28,905
Goodwill                                                         62,565                                              62,565
Customers' acceptances                                            4,871                                               4,871
Other assets                                                    370,739              6,107                          376,846
- ----------------------------------------------------------------------------------------------------------------------------
          Total assets                                 $     10,366,697   $        240,468   $      --    $      10,607,165
============================================================================================================================

LIABILITIES
Deposits                                               $      7,402,581   $        200,073   $            $       7,602,654
Federal funds purchased and securities
  sold under agreements to repurchase                         1,014,644             10,480                        1,025,124
Other borrowings                                                746,561              6,000                          752,561
Long term debt                                                   92,043                                              92,043
Acceptances outstanding                                           4,871                                               4,871
Other liabilities                                               412,413              3,083                          415,496
- ----------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                   9,673,113            219,636          --            9,892,749

SHAREHOLDERS' EQUITY
Preferred stock
Common stock                                                     80,079              3,339         (77)              83,341
Surplus                                                          90,198             14,332          77              104,607
Retained earnings                                               525,682              3,161                          528,843
Treasury stock
Deferred compensation on restricted stock
     incentive plan                                              (2,375)                                             (2,375)
- ----------------------------------------------------------------------------------------------------------------------------
          Total  shareholders' equity                           693,584             20,832           --             714,416
- ----------------------------------------------------------------------------------------------------------------------------
          Total liabilities and shareholders' equity   $     10,366,697   $        240,468   $       --   $      10,607,165
============================================================================================================================



(1) FTNC amounts as of December 31, 1993 include the acquisitions of SNMC Management Corporation, Cleveland Bank and Trust Company, Highland Capital Management Corp., and Planters Bank which have closed during 1994 and have been accounted for as poolings of interests. Amounts do not include the acquisition of Emerald Mortgage Company which closed October 1, 1994 or the pending acquisitions of Carl I. Brown and Co. and Peoples Commercial Services Corp. which are immaterial.

(2) Reflects the conversion of 3,339,216 shares of all Community Bancshares common stock outstanding at December 31, 1993, into 1,304,532 shares of FTNC's $2.50 par value common stock using an exchange ratio of .39067 which is based on an assumed FTNC Common Stock Average Price of $43.52 - $51.00.

                     FIRST TENNESSEE NATIONAL CORPORATION
                         PRO FORMA COMBINED CONDENSED
                             STATEMENTS OF INCOME
                           FOR THE NINE MONTHS ENDED
                              SEPTEMBER 30, 1994

                                                                                      Community
(Thousands)                                                       FTNC  (1)           Bancshares         Pro Forma
=====================================================================================================================

Interest income:
  Interest and fees on loans                                 $          381,904   $          8,889    $      390,793
  Interest on investment securities                                      93,583              4,662            98,245
  Interest on trading securities inventory                                9,449                                9,449
  Interest on other earning assets                                        5,619                 10             5,629
- ---------------------------------------------------------------------------------------------------------------------
       Total interest income                                            490,555             13,561           504,116
- ---------------------------------------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                                                  150,545              4,444           154,989
  Interest on other borrowings                                           45,278                630            45,908
  Interest on long-term debt                                              6,787                                6,787
- ---------------------------------------------------------------------------------------------------------------------
       Total interest expense                                           202,610              5,074           207,684
- ---------------------------------------------------------------------------------------------------------------------
Net interest income                                                     287,945              8,487           296,432
Provision for loan losses                                                12,558                360            12,918
- ---------------------------------------------------------------------------------------------------------------------
       Net interest income after provision
         for loan losses                                                275,387              8,127           283,514
- ---------------------------------------------------------------------------------------------------------------------
Noninterest income:
  Bond division                                                          63,759                               63,759
  Service charges on deposit accounts                                    46,853                747            47,600
  Mortgage banking                                                       88,102                               88,102
  Bank card                                                              22,620                               22,620
  Trust service                                                          20,738                               20,738
  Securities gains                                                       22,580                               22,580
  Other                                                                  35,096                338            35,434
- ---------------------------------------------------------------------------------------------------------------------
     Total noninterest income                                           299,748              1,085           300,833
- ---------------------------------------------------------------------------------------------------------------------
Noninterest expense:
  Employee compensation, incentives, and benefits                       226,735              3,029           229,764
  Operations services                                                    24,702                               24,702
  Occupancy                                                              22,110                835            22,945
  Communications and courier                                             19,699                               19,699
  Equipment rentals, depreciation, and
     maintenance                                                         17,709                               17,709
  Deposit insurance premium                                              12,250                               12,250
  Amortization of intangible assets                                      16,326                               16,326
  Other                                                                  78,089              2,219            80,308
- ---------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                                          417,620              6,083           423,703
- ---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                              157,515              3,129           160,644
Applicable income taxes                                                  48,267              1,018            49,285
- ---------------------------------------------------------------------------------------------------------------------
Net income                                                   $          109,248   $          2,111    $      111,359
=====================================================================================================================
Net income per common share                                  $             3.40   $            .65    $         3.34
- ---------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2)                                  32,132              3,225            33,391
- ---------------------------------------------------------------------------------------------------------------------



(1) FTNC amounts as of September 30, 1994 do not include the acquisition of Emerald Mortgage Company which closed October 1, 1994 or the pending acquisitions of Carl I. Brown and Company and Peoples Commercial Services Corp. which are immaterial.


(2) Pro forma weighted average shares outstanding have been calculated by increasing FTNC's current weighted average shares by the FTNC equivalent
      weighted average shares for Community Bancshares.   The exchange ratio
      used in the Community Bancshares calculation was .39067, an estimate based on an assumed FTNC Common Stock Average Price of $43.52 - $51.00.

                     FIRST TENNESSEE NATIONAL CORPORATION
                         PRO FORMA COMBINED CONDENSED
                             STATEMENTS OF INCOME
                              FOR THE YEAR ENDED
                               DECEMBER 31, 1993

                                                                                        Community
(Thousands)                                                           FTNC (1)          Bancshares          Pro Forma
=============================================================================================================================
Interest income:
  Interest and fees on loans                                      $       435,039   $         10,349   $          445,388
  Interest on investment securities                                       176,764              6,268              183,032
  Interest on trading securities inventory                                  9,304                                   9,304
  Interest on other earning assets                                          3,875                 24                3,899
- -----------------------------------------------------------------------------------------------------------------------------
       Total interest income                                              624,982             16,641              641,623
- -----------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                                                    197,103              6,118              203,221
  Interest on other borrowings                                             55,106                257               55,363
  Interest on long-term debt                                                9,315                212                9,527
- -----------------------------------------------------------------------------------------------------------------------------
       Total interest expense                                             261,524              6,587              268,111
- -----------------------------------------------------------------------------------------------------------------------------
Net interest income                                                       363,458             10,054              373,512
Provision for loan losses                                                  35,697                764               36,461
- -----------------------------------------------------------------------------------------------------------------------------
       Net interest income after provision
         for loan losses                                                  327,761              9,290              337,051
- -----------------------------------------------------------------------------------------------------------------------------
Noninterest income:
  Bond division                                                            91,525                                  91,525
  Service charges on deposit accounts                                      57,420                957               58,377
  Mortgage banking                                                         85,640                                  85,640
  Bank card                                                                28,467                                  28,467
  Trust service                                                            26,532                                  26,532
  Securities gains                                                            805                 87                  892
  Other                                                                    44,418                666               45,084
- -----------------------------------------------------------------------------------------------------------------------------
     Total noninterest income                                             334,807              1,710              336,517
- -----------------------------------------------------------------------------------------------------------------------------
Noninterest expense:
  Employee compensation, incentives, and benefits                         265,851              4,124              269,975
  Operations services                                                      28,482                                  28,482
  Occupancy                                                                24,863              1,230               26,093
  Communications and courier                                               21,544                                  21,544
  Equipment rentals, depreciation, and
     maintenance                                                           20,264                                  20,264
  Deposit insurance premium                                                16,014                571               16,585
  Amortization of intangible assets                                        30,811                                  30,811
  Other                                                                    84,069              2,765               86,834
- -----------------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                                            491,898              8,690              500,588
- -----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                170,670              2,310              172,980
Applicable income taxes                                                    64,588                  4               64,592
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                                        $       106,082   $          2,306   $          108,388
=============================================================================================================================
Net income per common share                                       $          3.31   $            .81   $             3.27
- -----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2)                                    32,031              2,842               33,141
- -----------------------------------------------------------------------------------------------------------------------------


(1) FTNC amounts as of December 31, 1993 include the acquisitions of SNMC Management Corporation, Cleveland Bank and Trust Company, Highland Capital Management Corp., and Planters Bank which have closed during 1994 and have been counted for as poolings of interests. Amounts do not include the acquisition of Emerald Mortgage Company which closed October 1, 1994 or the pending acquisitions of Carl I. Brown and Co. and Peoples Commercial Services Corp. which are immaterial.

(2) Pro forma weighted average shares outstanding have been calculated by increasing FTNC's weighted average shares by the FTNC equivalent weighted average shares for Community Bancshares. The exchange ratio used in the Community Bancshares calculation was .39067, an estimate based on an assumed FTNC Common Stock Average Price of $43.52 - $51.00.

                                  APPENDIX "A"




                          AGREEMENT AND PLAN OF MERGER

                  DATED AS OF THE 22ND DAY OF SEPTEMBER, 1994

                                 BY AND BETWEEN

                      FIRST TENNESSEE NATIONAL CORPORATION

                                      AND

                           COMMUNITY BANCSHARES, INC.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Recitals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

ARTICLE I.
THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

         (A)  The Merger  . . . . . . . . . . . . . . . . . . . . . . . . .    2
         (B)  Conversion of CBI Common Stock  . . . . . . . . . . . . . . .    2
         (C)  No Fractional Shares  . . . . . . . . . . . . . . . . . . . .    3
         (D)  Stock Options . . . . . . . . . . . . . . . . . . . . . . . .    4
         (E)  Procedures  . . . . . . . . . . . . . . . . . . . . . . . . .    4

ARTICLE II.
ACTIONS PENDING MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . .    5

ARTICLE III.
REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . . . . . . .    7

ARTICLE IV.
COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

ARTICLE V.
CONDITIONS TO CONSUMMATION  . . . . . . . . . . . . . . . . . . . . . . . .   16

ARTICLE VI.
TERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

ARTICLE VII.
EFFECTIVE DATE AND EFFECTIVE TIME . . . . . . . . . . . . . . . . . . . . .   21

ARTICLE VIII.
OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER, dated as of the 22nd day of September, 1994, by and between FIRST TENNESSEE NATIONAL CORPORATION ("FTNC"), a Tennessee corporation, and COMMUNITY BANCSHARES, INC. ("CBI"), a Tennessee corporation.

                                    RECITALS

         (A) FTNC. FTNC has been duly incorporated and is an existing corporation in good standing under the laws of the State of Tennessee, with its principal executive offices located in Memphis, Tennessee. As of the date hereof, FTNC has 100,000,000 authorized shares of common stock, par value $2.50 per share ("FTNC Common Stock"), of which 31,884,333 shares are outstanding as of July 31, 1994, and 5,000,000 authorized shares of preferred stock, no par value, none of which are outstanding (no other class of capital stock being authorized).

         (B) CBI; COMMUNITY FIRST BANK. (1) CBI has been duly incorporated and is an existing corporation in good standing under the laws of the State of Tennessee, with its principal executive offices located in Germantown, Tennessee. As of the date hereof, CBI has 4,000,000 authorized shares of common stock, par value $1.00 per share ("CBI Common Stock"), of which 3,218,816 shares are outstanding and 2,920 shares are reserved for issuance to CBI's 401(k) plan as of the date hereof (no other class of capital stock being authorized). CBI owns all of the issued and outstanding common stock of Community First Bank.

         (C) RIGHTS, ETC. Neither FTNC, CBI nor Community First Bank has any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock (collectively, "Rights"), except (i) in the case of FTNC, pursuant to a Shareholder Protection Rights Agreement, dated as of September 7, 1989, between FTNC and First Tennessee Bank National Association, as Rights Agent (the "FTNC Rights Agreement"), (ii) for securities issued as permitted under Section (I) of Article IV, and (iii) as set forth on EXHIBIT "A" hereto (as to FTNC) and EXHIBIT "B" hereto (as to CBI) and Community First Bank.

         (D) INTENTION OF THE PARTIES. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

         (E) MATERIALITY. Unless the context otherwise requires, any reference in this Agreement to materiality shall, as to CBI, be deemed to be with respect to CBI and its subsidiaries taken as a whole and as to FTNC shall be deemed to be with respect to FTNC and its subsidiaries, taken as a whole.

         In consideration of their mutual promises and obligations hereunder, and intending to be legally bound hereby, FTNC and CBI adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                   ARTICLE I.
                                   THE MERGER

         (A) THE MERGER. On the Effective Date (as defined in Article VII), CBI will merge (the "Merger") with and into FTNC, with FTNC being the surviving corporation (the "Surviving Corporation"), pursuant to the provisions of, and with the effects provided in, the Tennessee Code. At the Effective Time (as defined in Article VII), the charter and bylaws of FTNC (as the Surviving Corporation) shall be the charter and bylaws of FTNC in effect immediately prior to the Effective Time. At the Effective Time, the directors and officers of FTNC shall be the directors and officers of the Surviving Corporation.

         (B) CONVERSION OF CBI COMMON STOCK. By virtue of the Merger, automatically and without any action on the part of the holder thereof, at the Effective Time, all of the CBI Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held directly or indirectly by FTNC or any subsidiary of FTNC, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and other than shares held in the treasury of CBI, which shares shall be canceled, retired and cease to exist by virtue of the Merger and without any payment made in respect thereof) shall be converted into the right to receive shares of FTNC Common Stock, as described below:

                 (1) Each share of CBI Common Stock issued and outstanding at the Effective Time shall become and be converted into the right to receive shares of FTNC Common Stock based on a conversion ratio (the "Conversion Number") determined as follows:

                          (i)  if the FTNC Common Stock Average Price
                 (hereafter defined) is within the range of $43.52 and $51.00, inclusive, the Conversion Number will be .39067;

                          (ii) if the FTNC Common Stock Average Price is greater than $51.00 per share, the Conversion Number will be the product of (y) .39067 multiplied by (z) the quotient of
                 (1) $51.00 divided by (2) the FTNC Common Stock Average Price.

                          (iii) if the FTNC Common Stock Average Price is less than $43.52 per share, the Conversion Number will be the product of (y) .39067 multiplied by (z) the quotient of (1) $43.52 divided by (2) the FTNC Common Stock Average Price;

                          (iv) if the FTNC Common Stock Average Price is less than $41.00 per share, FTNC shall have the right to terminate this Agreement as provided in Paragraph (D) of Article VI; provided, however, if FTNC exercises its termination right as provided in Paragraph (D) of Article VI, CBI shall have the right to require FTNC to consummate the Merger in which event the Conversion Number will be .41468;

                          (v) if the FTNC Common Stock Average Price is greater than $53.50, CBI shall have the right to terminate this Agreement as provided in Paragraph (E) of Article VI; provided, however, if CBI exercises its termination right as provided in Paragraph (E) of Article VI, FTNC shall have the right to require CBI to consummate the Merger in which event the Conversion Number will be .37241;

                          (vi) in the event that prior to the Effective Date FTNC enters into a letter of intent or comparable document or a definitive purchase and sale agreement to be acquired by another Person or another Person publicly announces the intent to acquire 25% or more of the outstanding equity securities of FTNC whether by tender offer or otherwise or FTNC enters into a letter of intent or comparable document or a definitive merger agreement in which

                 FTNC is not the surviving corporation, the Conversion Number will be the greater of (y) the amount determined under (i) through (v) above, as applicable, or (z) .37241; and

                          (vii) in the event that prior to the Effective Date FTNC pays any special dividend on FTNC Common Stock in an amount greater than 1% of its total assets on a consolidated basis immediately prior to such dividend payment (an "Extraordinary Dividend"), and if FTNC exercises its termination right as provided in Paragraph (D) of Article VI, CBI shall have the right to require FTNC to consummate the Merger in which event the Conversion Number will be the quotient of (y) .41468 divided by (z) the remainder of (1) 1 minus (2) the quotient of (i) the Extraordinary Dividend divided by (ii) the total assets of FTNC immediately prior to the Extraordinary Dividend.

         The FTNC Common Stock Average Price shall be equal to the average of the closing prices of the FTNC Common Stock as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the twenty (20) business days included in the Calculation Period. The Calculation Period shall consist of the twenty (20) business days immediately prior to the tenth (10th) calendar day preceding the planned Effective Date (not including the Effective Date). For purposes of this Section I.B, a business day shall be a day on which The NASDAQ Stock Market is generally open for trading;

                 (2) Each share of FTNC Common Stock issued and outstanding at the Effective Time [other than (x) shares, if any, held directly or indirectly by CBI (or any CBI subsidiary) except in a fiduciary capacity or in satisfaction of a debt previously contracted, and (y) shares, if any, held as treasury stock by FTNC] shall remain outstanding and unchanged as a result of the Merger and, together with the shares of FTNC Common Stock issuable in the Merger, shall as of the Effective Time constitute all of the issued and outstanding shares of the common capital stock of FTNC.

                 (3) Subsequent to the date of this Agreement but prior to the Effective Date, if the outstanding shares of FTNC Common Stock shall be increased, decreased, changed into or exchanged for a different number or class of shares by reason of any reclassification, recapitalization, stock split or reverse stock split, split-up or if a stock dividend thereon shall be declared with a record date within such period, or by reason of a combination or exchange of shares in a transaction in which FTNC is effectively acquired, or other like changes in FTNC's capitalization shall have occurred, the terms and provisions of subsection (1) of this Section (B) shall be adjusted accordingly. This Paragraph (3) does not apply to transactions in which FTNC or one of its subsidiaries is effectively the acquiring entity.

         (C) NO FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of FTNC Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, FTNC shall pay to each holder of CBI Common Stock exchanged pursuant to this Agreement who would otherwise be entitled to a fractional share an amount in cash determined by multiplying such holder's fractional interest (i) if the Conversion Number is .39067, by the closing price of FTNC Common Stock as reported on the NASDAQ for the Effective Date; (ii) if the Conversion Number is determined under Paragraph (B)(1)(ii) or (iii) of Article I, by the FTNC Common Stock Average Price as used to calculate the Conversion Number; (iii) if the Conversion Number is determined under Paragraph (B)(1)(iv) of Article I, by $41.00 per share; (iv) if the Conversion Number is determined under Paragraph
(B)(1)(v) of Article I, by $53.50 per share (in any case rounded up to the nearest cent); (v) if the Conversion Number is determined under Paragraph
(B)(1)(vi)(y) of Article I, by the amount determined under Sections (i) through
(v) of Paragraph (B)(1) of Article I and if the Conversion Number is determined under Paragraph (B)(1)(vi)(z) of Article I, by the closing price of FTNC Common Stock as reported on NASDAQ for the Effective Date; and (vi) if the Conversion Number is determined under Paragraph (B)(1)(vii) of Article I, by the closing price of FTNC Common Stock as reported on NASDAQ for the Effective Date.

         (D) STOCK OPTIONS. If appropriate actions have been taken by CBI to amend its Employee Incentive Stock Option Plan, at the Effective Time each option granted by CBI to purchase shares of CBI Common Stock which is outstanding and unexercised shall be converted automatically into an option to purchase shares of FTNC Common Stock in an amount and at an exercise price determined as provided below (and otherwise having the same duration and other terms as the original option):

         (i) The number of shares of FTNC Common Stock to be subject to the new option shall be equal to the product of the number of shares of CBI Common Stock subject to the original option and the Conversion Number, provided that any fractional shares of FTNC Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

         (ii) The exercise price per share of FTNC Common Stock under the new option shall be equal to the exercise price per share of CBI Common Stock under the original option divided by the Conversion Number, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended, the "Code") shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code.

         (E) PROCEDURES. Certificates which represent shares of CBI Common Stock that are outstanding at the Effective Time (each, a "Certificate") and are converted into the right to receive shares of FTNC Common Stock pursuant to the Merger shall, after the Effective Time, be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates representing the shares of FTNC Common Stock into which such shares have been converted.

         As promptly as practicable after the Effective Date, FTNC shall send to each holder of record of shares of CBI Common Stock outstanding at the Effective Time transmittal materials for use in exchanging the Certificates for such shares for certificates for shares of the FTNC Common Stock into which such shares of the CBI Common Stock have been converted pursuant to the Merger. Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate for the number of shares of FTNC Common Stock to which such holder is entitled, and such Certificate shall forthwith be cancelled. If any such delivery is to be made in whole or in part to a person other than the person in whose name a surrendered Certificate is registered, it shall be a condition to such delivery or exchange that the Certificate surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such delivery or exchange shall have paid any transfer and other taxes required by reason of such delivery or exchange in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of FTNC or its agent that such tax either has been paid or is not payable.

         No holder of CBI Common Stock shall be entitled to exercise any rights as a shareholder of FTNC until such holder shall have properly surrendered its Certificate(s) (together with all required documents) as set forth above. No dividend or other distribution payable after the Effective Time with respect to the FTNC Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof properly surrenders such Certificate (together with all required documents), at which time such holder shall receive all dividends and distributions, without interest thereon, previously withheld from such holder pursuant hereto. After the Effective Time, there shall be no transfers on the stock transfer books of CBI of shares of CBI Common Stock which were issued and outstanding at the Effective Time and converted pursuant to the provisions of the Merger into the right to receive FTNC Common Stock.
If after the Effective Time, Certificates are presented for transfer to CBI, they shall be cancelled and exchanged for the shares of FTNC

Common Stock deliverable in respect thereof as determined in accordance with the provisions of Article I, Paragraph (B) and in accordance with the procedures set forth in this Paragraph.

         After the Effective Time, holders of CBI Common Stock shall cease to be, and shall have no rights as, stockholders of CBI, other than to receive shares of FTNC Common Stock into which such shares have been converted or fractional share payments pursuant to this Agreement.

         Notwithstanding the foregoing, neither FTNC nor CBI nor any other person shall be liable to any former holder of shares of CBI Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed and the receipt by FTNC of appropriate and customary indemnification including, when appropriate, the posting of bond, FTNC will issue in exchange for such lost, stolen or destroyed certificate shares of FTNC Stock and the fractional share payment, if any, deliverable in respect thereof as determined in accordance with this Article I.

         (F) Bank Merger. FTNC and CBI will take all action necessary and appropriate to cause their respective subsidiaries First Tennessee Bank National Association, or any successor thereto ("FTB"), and Community First Bank to enter into a merger agreement substantially in the form attached hereto as EXHIBIT "C" and to merge (the "Bank Merger") simultaneously with or, if such Bank Merger cannot be effected simultaneously with, immediately after the consummation of the Merger, pursuant to the provisions of applicable law. The structure and terms of the Bank Merger shall be determined by FTNC subject to the condition that such structure and terms do cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. At the effective time of the Bank Merger, the articles of association and bylaws of FTB shall be the articles of association and bylaws immediately prior to the Effective Time of the Bank Merger, until duly amended in accordance with their terms. At the Effective Time of the Bank Merger, the directors and officers of FTB shall be the directors and officers of FTB immediately prior to the Effective Time of the Bank Merger.

                                  ARTICLE II.
                             ACTIONS PENDING MERGER

         Prior to the earlier of the Effective Time or termination of this Agreement by either party under Article VI,

         (A)  without the prior written consent of FTNC, CBI will not:

         (1) (y) make, declare or pay any dividend on CBI Common Stock for any period ending before April 1, 1995, or make, declare or pay any dividend for any quarterly period beginning April 1, 1995, greater than 16.5c. per share, or (z) (except as provided in the immediately preceding clause (y)) declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (other than in a fiduciary capacity or in respect of a debt previously contracted in good faith) or authorize the creation or issuance of or issue or sell any additional shares of CBI's capital stock, or any options, calls or commitments relating to its capital stock, or any securities, obligations or agreements convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, shares of its capital stock;

         (2) merge or consolidate or permit any subsidiary to merge or consolidate with any other entity or engage in any similar transaction.

         (B) Without the prior written consent of FTNC, which consent will not be unreasonably withheld, CBI will not and will not permit any subsidiary to:

         (1) pay any bonus to, or increase the rate of compensation of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice, or enter into any employment contracts with any persons;

         (2) enter into or modify or permit any subsidiary to enter into or modify (except as may be required by applicable law and except for the renewal of any existing plan or arrangement in the ordinary course of business consistent with past practice) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, CBI shall be permitted to propose and/or cause such amendments to be made to its existing Employee Incentive Stock Option Plan to provide that options outstanding pursuant to such plan on the date hereof, whether or not vested as of the date hereof, should vest as a result of a change of control of CBI and be convertible into options to acquire FTNC Common Stock as provided in Paragraph (D) of Article I;

         (3) except as contemplated by Paragraph (M) of Article IV, substantially modify the manner in which it and its subsidiaries have heretofore conducted their business, taken as a whole, or amend its articles of incorporation or by-laws;

         (4) except for transactions in the ordinary course of its banking business, sell, dispose of or discontinue or permit any subsidiary to sell, dispose or discontinue any of its business, assets (including investment securities) or property;

         (5) except for the acquisition of loans, investment securities and cash equivalent assets in the ordinary course of its banking business, acquire (other than through foreclosure or satisfaction in whole or in part of indebtedness owed CBI) any assets or business that is material to such party;

         (6) except in the ordinary course of its banking business, enter into off-balance sheet transactions;

         (7) take any other action not in the ordinary course of business of it and its subsidiaries, taken as a whole; or

         (8)  directly or indirectly agree to take any of the foregoing actions.

                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES

         FTNC represents and warrants to CBI, and CBI represents and warrants to FTNC, that, except as previously disclosed in a letter of FTNC or CBI, respectively, of even date herewith delivered to the other party or in the Exhibits attached hereto:

         (A) The facts set forth in the Recitals of this Agreement with respect to it are true and correct;

         (B) The outstanding shares of capital stock of it and as to CBI, its subsidiaries, and as to FTNC, its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X), if any, are duly authorized, validly issued and outstanding, fully paid and (subject to 12 U.S.C. Section 55 in the case of a national bank subsidiary and comparable state statutes, in the case of a state bank subsidiary) non-assessable, and subject to no preemptive rights;

         (C) Each of it and as to CBI, its subsidiaries, and as to FTNC, its Significant Subsidiaries (EXHIBIT "III(C)(1)" hereto in the case of FTNC sets forth a list of its Significant Subsidiaries and EXHIBIT "III(C)(2)" hereto in the case of CBI sets forth a list of its subsidiaries) has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which either individually or in the aggregate will not have a Material Adverse Effect (as hereinafter defined)) where such qualification is required, to carry on its business as it is now being conducted and to own all its material properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect;

         (D) The shares of capital stock as to CBI, of each of its subsidiaries and as to FTNC, each of its Significant Subsidiaries are owned by it (except for director's qualifying shares) free and clear of all liens, claims, encumbrances and restrictions on transfer and there are no rights with respect to such capital stock;

         (E) Subject in the case of CBI to any required shareholder approvals of this Agreement, and, subject to receipt of required regulatory approvals, this Agreement is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

         (F) The execution, delivery and performance of this Agreement by it does not, and the consummation of the transactions contemplated hereby by it will not, constitute (1) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or its subsidiaries or to which it or its subsidiaries (or any of their respective properties) is subject, which breach, violation or default, individually or collectively, will have a Material Adverse Effect, or enable any person to enjoin any of the transactions contemplated hereby or (2) a breach or violation of, or a default under, the certificate or articles of incorporation or bylaws of it or as to CBI, any of its subsidiaries, or as to FTNC, any of its Significant Subsidiaries; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than the required approvals of applicable regulatory authorities referred to in Paragraphs (A)(2) and (A)(3) of Article V and the approval of shareholders of CBI referred to in Paragraph (E) of Article III and other than any consents and approvals the absence of which will not have a Material Adverse Effect;

         (G) As of their respective dates, neither its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, nor any other document filed subsequent to December 31, 1993 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), each in the form (including exhibits) filed with the Securities and Exchange Commission (the "SEC") nor, as to CBI, its interim unaudited monthly consolidated financial report for the period ended July 31, 1994 (collectively the "Reports") contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in or incorporated by reference into the Reports (including the related notes and schedules) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flow and changes in financial position or equivalent statements in or incorporated by reference into its Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements or reports, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles ("GAAP") applicable to bank holding companies, consistently applied during the periods involved, except as may be noted therein. For purposes of the representations made in the immediately preceding two sentences as to the interim unaudited monthly consolidated financial report for the period ended July 31, 1994, an untrue statement of fact or an omitted statement of fact required to make statements made not misleading shall be deemed material if the untrue statement or omitted statement has a Material Adverse Effect. It has no obligations or liabilities (whether absolute, accrued, contingent or otherwise) which are not disclosed in the Reports, the omission of which would singly or in the aggregate have a Material Adverse Effect. Since the date of its most recent Form 10-Q filed with the SEC it has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature except liabilities or obligations incurred in the ordinary course of business or which would not singly or in the aggregate have a Material Adverse Effect.

         (H) There has been no adverse change in the financial condition of it and its subsidiaries, taken as a whole, since December 31, 1993 which has had a Material Adverse Effect;

         (I) All material federal, state, local, and foreign tax returns required to be filed by or on behalf of it or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such returns filed are complete and accurate in all material respects. All taxes shown on returns filed by it have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with GAAP). As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation with respect to any taxes of it and it is not aware of any basis for the assertion of any claim for any tax deficiency for which adequate provision has not been made on its balance sheet that would result in a determination that would have a Material Adverse Effect. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with GAAP). It has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect;

         (J) (1) Except as disclosed in Exhibit "III J(1)(1)" as to FTNC or EXHIBIT "III J(1)(2)" as to CBI hereto, no litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against it or any of its subsidiaries, which in the reasonable judgment of its Chief Executive Officer is likely to have a Material Adverse Effect or to prevent consummation of the transactions contemplated hereby, and, to the best of its knowledge, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated, and, to its knowledge, there are no facts or circumstances which could form the reasonable basis for any claim, action or proceeding (including, but not limited to, a claim for violation of any state or federal fair lending laws or regulations) which is likely to have a

Material Adverse Effect or prevent consummation of the transactions contemplated hereby, and (2) neither it nor any of its subsidiaries is subject to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or is subject to any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), nor has it been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking;

         (K) Except as disclosed in EXHIBIT "III(K)(1)" hereto in the case of FTNC and EXHIBIT "III(K)(2)" hereto in the case of CBI and except for this Agreement and arrangements made in the ordinary course of business, neither it and nor any of subsidiaries are bound by any material contract (as defined in Item 601(b)(10)(i) and (ii) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in the Reports;

         (L) All "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), that cover as to CBI, its or any of its subsidiaries, employees or as to FTNC, any of its or its Significant Subsidiaries' employees, comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws and no event has occurred and, to its knowledge, no fact or circumstance exists with respect to any employee benefit plan now or previously existing which would result in a Material Adverse Effect on CBI; neither it nor as to CBI, any of its subsidiaries, or as to FTNC, any of its Significant Subsidiaries has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such plan which is likely to result in any material penalties or taxes under Section 502(i) of ERISA or
Section 4975 of the Code; no material liability to the Pension Benefit Guaranty Corporation has been or is expected by it or them to be incurred with respect to any such plan which is subject to Title IV of ERISA ("Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by it, them or any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code; no Pension Plan had an "accumulated funding deficiency" [as defined in Section 302 of ERISA (whether or not waived)] as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such Pension Plan as of the end of the most recent plan year with respect to the respective Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan as of the date hereof; no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof; neither it nor as to CBI, any of its subsidiaries, or as to FTNC, any of its Significant Subsidiaries has provided, or is required to provide, security to any Pension Plan pursuant to
Section 401(a)(29) of the Code; as to CBI, it and its subsidiaries and as to FTNC, it and its Significant Subsidiaries have not contributed to a "multiemployer plan" as defined in Section 3(37) of ERISA, on or after September 26, 1980; and as to CBI, it or its subsidiaries and as to FTNC, it and its Significant Subsidiaries do not have any obligations for retiree health and life benefits under any benefit plan, contract or arrangement;

         (M) Each of it and its subsidiaries has good title to its properties and assets (other than property as to which it is lessee) except for such defects in title which would not, in the aggregate, have a Material Adverse Effect;

         (N) It knows of no reason why the regulatory approvals referred to in Paragraphs (A)(2) and (A)(3) of Article V should not be obtained without the imposition of any condition of the type referred to in the proviso following such Paragraphs (A)(2) and (A)(3);

         (O) Its reserve for possible loan losses as shown (i) in its Report for the fiscal year ended December 31, 1993, was adequate in all material respects under GAAP applicable to banks and safe and sound banking practices; and (ii) in CBI's unaudited interim consolidated financial report at July 31, 1994 was, in its opinion, adequate in all material respects under GAAP applicable to banks and safe and secure banking practices;

         (P) It and as to CBI each of its subsidiaries, and as to FTNC each of its Significant Subsidiaries have all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to the best knowledge of it no suspension or cancellation of any of them is threatened;

         (Q) In the case of FTNC, the shares of capital stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights;

         (R) Neither it nor any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries pending or threatened;

         (S) Except services performed for CBI by Attkisson, Carter & Akers, Incorporated, neither it nor any of its subsidiaries, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for it or any of its subsidiaries, in connection with this Agreement or the transactions contemplated hereby;

         (T) The information to be supplied by it for inclusion in (1) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC by FTNC for the purpose of, among other things, registering the FTNC Common Stock to be issued to the shareholders of CBI in the Merger (the "Registration Statement"), or (2) the proxy statement to be distributed in connection with CBI's meeting of its shareholders to vote upon this Agreement (as amended or supplemented from time to time, the "Proxy Statement", and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, the "Proxy Statement/Prospectus") will not at the time such Registration Statement becomes effective, and in the case of the Proxy Statement/Prospectus at the time it is mailed and at the time of the meeting of stockholders contemplated under this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

         (U) For purposes of this section, the following terms shall have the indicated meaning:

                 "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation
         (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq., the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq., all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

                 "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

                 "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by FTNC or CBI or any of their subsidiaries including properties owned or operated in a fiduciary capacity.

         (1) To the best knowledge of it and its subsidiaries, neither it nor any of its subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not reasonably be expected to singly or in the aggregate have a Material Adverse Effect;

         (2) To the best knowledge of it and its subsidiaries, none of the Loan Portfolio Properties and Other Properties Owned by it or its subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate will not have a Material Adverse Effect; and

         (3) To the best knowledge of it and its subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by it or its subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which will not have or result in a Material Adverse Effect.

                                  ARTICLE IV.
                                   COVENANTS

         FTNC hereby covenants to CBI, and CBI hereby covenants to FTNC, that:

         (A) It shall use its best efforts in good faith to take or cause to be taken all action necessary or desirable under this Agreement on its part as promptly as practicable so as to permit the consummation of the transactions contemplated by this Agreement at the earliest possible date and cooperate fully with the other party hereto to that end;

         (B) In the case of CBI, it shall (1) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement as soon as is reasonably practicable; (2) subject to the fiduciary duties of the directors, recommend to its shareholders that they approve this Agreement and use its best efforts to obtain such approval; (3) distribute to its shareholders the Proxy Statement/Prospectus in accordance with applicable federal and state law and with its certificates of incorporation or charter, as the case may be, and bylaws; and (4) cooperate and consult with FTNC with respect to each of the foregoing matters;

         (C) It will cooperate in the preparation and filing of the Proxy Statement/Prospectus and Registration Statement in order to consummate the transactions contemplated by this Agreement as soon as is reasonably practicable;

         (D) In the case of FTNC, it will advise CBI, promptly after FTNC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of FTNC Common Stock issuable pursuant to this Agreement for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information;

         (E) In the case of FTNC, it shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement;

         (F) Subject to its disclosure obligations imposed by law, unless approved by the other party hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby. As to any disclosure obligation imposed by law, it will deliver to the other party a copy of such press release or written notice as soon as practicable and in any event, prior to its issuance;

         (G) It shall promptly furnish the other party with copies of written communications received by it, or any of its respective subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Securities Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any governmental body or agency in connection with or material to the transactions contemplated hereby;

         (H) (1) Upon reasonable notice, it shall (and shall cause each of its subsidiaries to) afford the other party hereto, and its officers, employees, counsel, accountants and other authorized representatives (collectively, such party's "Representatives") access, during normal business hours, to all of its and its subsidiaries' properties, books, contracts, tax returns, commitments and records; it shall enable the other party's Representatives to discuss its business affairs, condition (financial and otherwise), assets and liabilities with such third persons, including, without limitation, its directors, officers, employees, accountants and counsel, as the other party considers necessary or appropriate; and it shall (and as to CBI, it shall cause each of its subsidiaries and as to FTNC, it shall cause each of its Significant Subsidiaries to) furnish promptly to the other party hereto (a) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws since December 31, 1992, and (b) all other information concerning its business, properties and personnel as the other party hereto may reasonably request, provided that no investigation pursuant to this Paragraph (H) shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate this Agreement of, the other party hereto; (2) it will, upon request, furnish the other party with all information concerning it, its subsidiaries, directors, officers, partners and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement or any other statement or application made by or on behalf of FTNC, CBI or any of their respective subsidiaries to any governmental body or agency in connection with or material to the Merger and the other transactions contemplated by this Agreement; and
         (3) it will not use any information obtained pursuant to this Paragraph (H) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if the transaction contemplated by this Agreement is not consummated, it will hold all information and documents obtained pursuant to this Paragraph (H) in confidence unless and until such time as such information or documents otherwise become publicly available or as it is advised by counsel that any such information or document is required by law to be disclosed, and in the event of the termination of this Agreement, it will deliver to the other party hereto all documents so obtained by it and any copies thereof;

         (I) Neither it nor any of its subsidiaries shall solicit or knowingly encourage inquiries or proposals with respect to, or, subject to the fiduciary duties of its directors, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a material portion of its assets (whether owned by it directly or owned by any of its subsidiaries), or of a substantial equity interest in it or any business combination with it or any of its subsidiaries other than as contemplated by this Agreement, and it shall instruct its officers, directors, agents, advisors and affiliates to comply with the above; provided, however, in the case of FTNC, this covenant does not apply to a business combination initiated by FTNC or in which FTNC or a company which is its subsidiary following the transaction is as a practical matter the surviving corporation. CBI agrees that it shall notify FTNC immediately if any inquiries or proposals as described in this paragraph are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, CBI or any of its subsidiaries; provided, however, CBI's duty is limited to notifying FTNC of the existence of such inquiry or proposal and CBI has no obligation to provide FTNC any additional information;

         (J) It shall notify the other party hereto as promptly as practicable of (1) any breach of any of its representations, warranties or agreements contained herein that could have a Material Adverse Effect and as to representations, warranties or agreements contained herein which do not specifically refer to Material Adverse Effect, of any material breach thereof, and (2) any change in its condition (financial or otherwise), properties, business, results of operations or prospects that could have a Material Adverse Effect;

         (K) It shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies, including, in the case of FTNC, submission of applications for approval of this Agreement and the transactions contemplated hereby to the Board of Governors of the Federal Reserve System (the

         "Federal Reserve Board") in accordance with the provisions of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and to such other regulatory agencies as required by law;

         (L) It shall (1) permit the other to review in advance and, to the extent practicable, will consult with the other party on all characterizations of the information relating to the other party and any of its respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any governmental body or agency in connection with the transactions contemplated by this Agreement; and (2) consult with the other with respect to obtaining all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies necessary or advisable to consummate the transactions contemplated by this Agreement and will keep the other party apprised of the status of matters relating to completion of the transactions contemplated herein;

         (M) Prior to the Closing, CBI shall, consistent with generally accepted accounting principles, modify and change its and each of its subsidiaries' loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied consistently on a mutually satisfactory basis with those of FTNC; provided, however, that CBI shall not be obligated to take any such action pursuant to this Paragraph (M) unless and until FTNC acknowledges that all conditions to its obligation to consummate the Merger have been satisfied;

         (N) (1) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of CBI or any of its subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that FTNC shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (i) FTNC shall pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law, (ii) the Indemnified Parties may retain one firm of counsel satisfactory to them, and FTNC shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that in the event that the defendants in, or targets of, any such threatened or actual claim, action, suit, proceeding or investigation include more than one Indemnified Party, and any Indemnified Party shall have reasonably concluded based on the opinion of its own counsel, that there may be one or more legal defenses available to it or to another Indemnified Party which are in conflict with those available to FTNC, CBI or any other Indemnified Party, then such Indemnified Party may employ separate counsel to represent or defend it or any other person entitled to indemnification and reimbursement hereunder with respect to any such claim, action, suit, proceeding or investigation in which it or such other person may become involved or is named as defendant and FTNC shall pay the reasonable fees and expenses of such counsel and (iii) FTNC will use its best efforts to assist in the vigorous defense of any such matter, provided that FTNC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and provided further that FTNC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law and in such event FTNC shall be reimbursed by such Indemnified Party for all expenses advanced on its behalf by FTNC. Any Indemnified Party wishing to claim indemnification under this Paragraph (N) of Article IV hereof upon learning of any such claim, action, suit, proceeding or investigation, shall notify FTNC thereof, provided that the failure to so notify shall not affect the obligations of FTNC under this Paragraph (N) of
         Article IV hereof except to the extent such failure to notify materially prejudices FTNC. Notwithstanding the foregoing, no indemnification shall be provided the Indemnified Parties hereunder if the claim, action, suit, proceeding or investigation arises, in whole or in part, out of any material misrepresentation contained in this Agreement or material breach of covenants, representations, warranties or agreements contained in this Agreement by CBI or any Indemnified Party;

         (2) FTNC and CBI agree that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in CBI's articles of incorporation or by-laws, or similar governing documents of any of its subsidiaries as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of not less than three (3) years from the Effective Time, provided, however, that all rights to indemnification in respect of any claim (a "claim") asserted or made within such period shall continue until the final disposition of such Claim;

         (3) This Paragraph (N) of Article IV is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of FTNC;

         (4) In the event FTNC or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of FTNC assume the obligations set forth in this Paragraph (N) of Article IV.

         (O) CBI and FTNC will each use its best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment and none of CBI, FTB nor FTNC shall take any action which would cause the Merger not to qualify for pooling-of-interests accounting treatment;

         (P) In the case of CBI, it shall use its best efforts to cause each person who is on the date hereof an "affiliate" of CBI (as that term is defined in Section (B)(7) of Article V hereof) to execute and deliver to FTNC the written undertakings in substantially the form attached hereto as EXHIBIT "IV(P)" on the date this Agreement is executed and shall use its best efforts to cause any other person who subsequently becomes an "affiliate" to execute and deliver such written undertakings not later than forty (40) days prior to the Effective Date.

         (Q) It shall not take or agree or commit to take any action which would cause it to be unable to consummate the Merger with reasonable dispatch, unless such action, agreement or commitment is otherwise required by law, rules or regulations;

         (R) It shall not take any action unless otherwise required by law, rules or regulations, that would materially adversely affect the ability of either party or any of its subsidiaries to obtain any necessary approval of regulatory authorities required for the consummation of the Merger without imposition of a condition or restriction of the type referred to in Paragraph (A)(2) and (A)(3) of
         Article V.

         (S) Following the Merger, the employees of CBI, Community First Bank and the subsidiaries of Community First Bank as set forth on
         Exhibit III(C)(2) shall be entitled to participate, to the same extent and on the same terms as the employees of FTNC, in any qualified pension, profit sharing and stock bonus plans in effect at such time for employees of FTNC, and employees of CBI, Community First Bank and Community First Bank's subsidiaries shall receive service credit from their hire date for employment at CBI, Community First Bank or Community First Bank's subsidiaries for purposes of eligibility and vesting requirements under FTNC's retirement savings plan and defined benefit pension plan, and service credit from the Effective Date for purposes of benefit calculation under FTNC's defined benefit pension plan. All employees of CBI, Community First Bank and Community First Bank's subsidiaries who become regular full time employees of FTNC will be entitled to credit for service with CBI, Community First Bank and Community First Bank's subsidiaries for purposes of vesting in long-term disability benefits pursuant to FTNC's plan. Immediately prior to the Effective Date, CBI shall terminate its self-insured medical benefit plan (the "CBI Medical Plan"); however, the CBI Medical Plan shall remain liable for all claims incurred through the Effective Date. Upon the Effective Date, FTNC or FTB employees who were CBI, Community First Bank or Community First Bank's subsidiaries employees immediately prior to the Effective Date shall be eligible for group hospitalization, medical, life and disability benefits on the same terms and conditions as other FTNC or FTB employees holding comparable positions. Service by such employees with CBI, Community First Bank and Community First Bank's subsidiaries shall be credited for purposes of FTNC's Short-Term Disability Plan and vacation policy from the employee's date of employment by CBI, Community First Bank or Community First Bank's subsidiaries.

                                   ARTICLE V.
                           CONDITIONS TO CONSUMMATION

         (A) The respective obligations of FTNC and CBI to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

         (1) This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of CBI in accordance with applicable law;

         (2) The procurement of approval of this Agreement and the transactions contemplated hereby by the Federal Reserve Board, and the expiration of any statutory waiting periods;

         (3) Procurement of all other regulatory consents and approvals (including, without limitation, any required consents or approvals from state banking authorities) which are necessary to the consummation of the transactions contemplated by this Agreement; provided, however, that no approval or consent in Paragraphs (A)(2) and (A)(3) of this Article V shall be deemed to have been received if it shall include any conditions or requirements which would reduce the benefits of the transactions contemplated hereby to such a degree that FTNC would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

         (4) On the date of approval of this Agreement by its directors, CBI shall have received the opinion of Attkisson, Carter & Akers, Incorporated to the effect that in the opinion of such firm, the terms of the transaction are fair to the shareholders of CBI from a financial point of view;

         (5) The satisfaction of all other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by this Agreement;

         (6) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger;

         (7) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger or which imposes restrictions, conditions or requirements on consummation of the Merger which would reduce the benefits of the Merger to such a degree that FTNC or CBI would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

         (8) The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

         (9) Heiskell, Donelson, Bearman, Adams, Williams & Caldwell shall have delivered its opinion dated as of the Effective Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly: (i) no gain or loss will be recognized by FTNC or CBI as a result of the Merger, (ii) no gain or loss will be recognized by the shareholders of CBI who exchange their shares of CBI Common Stock solely for shares of FTNC Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in FTNC Common Stock); (iii) the tax basis of the shares of FTNC Common Stock received by shareholders who exchange all of their shares of CBI Common Stock solely for shares of FTNC Common Stock in the Merger will be the same as the tax basis of the shares of CBI Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and (iv) the holding period of the shares of FTNC Common Stock received in the Merger will include the period during which the shares of CBI Common Stock surrendered in exchange therefor were held, provided such shares of CBI Common Stock were held as capital assets at the Effective Time. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of CBI, FTNC and others.

         (B) The obligation of FTNC to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following additional conditions:

         (1) FTNC and its directors and officers who sign the Registration Statement shall have received from CBI's independent certified public accountants "cold comfort" letters, dated (i) the date of the mailing of the Proxy Statement/Prospectus to CBI's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding CBI in the form customarily issued by such accountants at such time in transactions of this type;

         (2) FTNC shall have received an opinion, dated the Effective Date, of CBI's counsel in the form and to the effect customarily received in transactions of this type;

         (3) Each of the representations, warranties and covenants contained herein of CBI, subject to the disclosure letter of CBI provided pursuant to Article III, shall, in all respects, be true on, or complied with by, the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except (y) for breaches which singly or in the aggregate would not have a Material Adverse Effect, and (z) as to representations, warranties or covenants contained herein of CBI which do not specifically refer to Material Adverse

         Effect, for breaches which are not material and FTNC shall have received a certificate signed by the Chief Executive Officer of CBI, dated the Effective Date, to such effect. Any effect on CBI as a result of action taken by CBI pursuant to Paragraph (M) of Article III shall be disregarded for purposes of determining the truth or correctness of any representation or warranty of CBI and for purposes of determining whether any conditions are satisfied;

         (4) FTNC shall have received all state securities laws and "Blue Sky" permits and other authorizations necessary to consummate the transactions contemplated hereby;

         (5) No litigation or proceeding is pending which (i) has been brought against FTNC or CBI or any of their subsidiaries by any governmental agency seeking to prevent consummation of the transactions contemplated hereby or (ii) in the reasonable judgement of the Chief Executive Officer of CBI will have a Material Adverse Effect on CBI; and

         (6) Each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying for "pooling-of-interests" treatment as described below) of CBI shall have delivered to FTNC a written agreement satisfactory to FTNC providing, among other matters, that such person will not sell, pledge, transfer or otherwise dispose of or take any action to reduce his risk with respect to any shares of CBI Common Stock held by such "affiliate" or the shares of FTNC Common Stock to be received by such "affiliate" in the Merger (1) in the case of shares of FTNC Common Stock only, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder, and (2) during the periods during which any such sale, pledge, transfer or other disposition or action would, under generally accepted accounting principles or the rules, regulations or interpretations of the SEC, disqualify the Merger for pooling-of-interests accounting treatment. The parties understand that such periods in general encompass the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of FTNC and CBI within the meaning of Section 201-01 of the SEC's Codification of Financial Reporting Policies.

         (7) FTNC shall have received a letter dated as of the Effective Date from its independent certified public accountants to the effect that the Merger will qualify for pooling of interests accounting treatment if closed and consummated in accordance with this Agreement (the "Pooling Letter"); provided that FTNC may not refuse to consummate the Merger because FTNC's independent certified public accountants are unable to deliver the Pooling Letter as a result of actions taken by FTNC or an "affiliate" of FTNC.

         (8) On the Effective Date CBI's shareholders' equity (calculated without giving effect to (i) unrecognized gains or losses on "available for sale" securities as provided in FASB 115 and consistent with CBI's prior practices, (ii) Transaction Expenses (as defined in Paragraph (F) of Article VII), (iii) adjustments under Paragraph (M) of Article IV), (iv) other expenses or obligations incurred in connection with the Merger, including, but not limited to, accrual for or payment of severance benefits, prepayment of certain employee benefits and other transactions or expenses approved by FTNC, and (v) breaches of the representations, warranties and covenants of CBI contained in this Agreement to the extent they in the aggregate do not exceed $360,000 on an after-tax basis) shall not be less than $22,200,000.

         (C) The obligation of CBI to effect the Merger shall be subject to the satisfaction or prior to the Effective Time of the following additional conditions:

         (1) CBI shall have received an opinion, dated the Effective Date, of FTNC's counsel in the form and to the effect customarily received in transactions of this type;

         (2) Each of the representations, warranties and covenants contained herein of FTNC, subject to the disclosure letter of FTNC provided pursuant to Article III shall, in all respects, be true on, or complied with by, the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except (y) for breaches which singly or in the aggregate would not have a Material Adverse Effect and (z) as to representations, warranties or covenants contained herein of FTNC which do not specifically refer to Material Adverse Effect, for breaches which are not material and CBI shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of FTNC, dated the Effective Date, to such effect; and

         (3) No litigation or proceeding is pending which (i) has been brought against FTNC or CBI or any of their subsidiaries by any governmental agency, seeking to prevent consummation of the transactions contemplated hereby or (ii) in the reasonable judgment of the Chief Executive Officer will have a Material Adverse Effect on FTNC.

         (4) FTNC shall have received the Pooling Letter; provided that CBI may not refuse to consummate the Merger because FTNC's independent certified public accountants are unable to deliver the Pooling Letter as a result of actions taken by CBI or an "affiliate" of CBI.

                                  ARTICLE VI.
                                  TERMINATION

         This Agreement may be terminated prior to the Effective Date, either before or after its approval by the stockholders of CBI:

         (A) By the mutual consent of FTNC and CBI, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

         (B) By FTNC or CBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of the failure of the shareholders of CBI to approve this Agreement by the requisite vote at its meeting called to consider such approval, or in the event of a breach by the other party hereto of any representation, warranty or agreement contained herein which is not cured or not curable within 60 days after written notice of such breach is given to the party committing such breach by the other party hereto which have or will have had a Material Adverse Effect on the breaching party;

         (C) By FTNC or CBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by April 30, 1995, unless the failure to so consummate by such time is due to the breach of this Agreement by the party seeking to terminate; or

         (D) By FTNC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, if the FTNC Common Stock Average Price is less than $41 per share by written notice (an "Article VI, Paragraph
(D) Termination Notice") to CBI delivered within three (3) business days after the last day of the Calculation Period. If FTNC delivers an Article VI, Paragraph (D) Termination Notice to CBI, and CBI elects to exercise its right to require FTNC to consummate the Merger as provided in Paragraph (B)(1)(iv) of
Article I, CBI must give written notice of such election to FTNC not later than the close of business on the third (3rd) business day following receipt of the
Article VI, Paragraph (D) Termination Notice.

         (E) By CBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, if the FTNC Common Stock Average Price is greater than $53.50, by written notice (an "Article VI, Paragraph (E) Termination Notice") to FTNC within three (3) business days after the last day of the Calculation Period. If CBI delivers an Article VI, Paragraph (E) Termination Note to FTNC, and FTNC elects to exercise its right to require CBI to consummate the Merger as provided in Paragraph (B)(1)(v) of Article I, FTNC must give written notice of such election to CBI not later than the close of business on the third (3rd) business day following receipt of the Article VI, Paragraph (E) Termination Notice.

         (F) Subject to the provisions of Paragraph (G) of this Article VI and Paragraph (B) of Article VIII, in the event of the termination of this Agreement by either FTNC or CBI, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach by any other party of any covenant or willful misrepresentation contained in this Agreement.

         (G) Upon the occurrence of a Subsequent Triggering Event that occurs prior to a Termination Event as described in this paragraph and notwithstanding any other provision of this Agreement to the contrary, CBI will pay to FTNC liquidated damages in the amount of $2,000,000.

         For purposes of this Paragraph (G), the following terms shall have the indicated meaning: The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                 (1) CBI shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (other than FTNC or a subsidiary of FTNC), or the board of directors of CBI shall have recommended that the stockholders of CBI approve or accept any Acquisition Transaction (other than that contemplated by this Agreement). The term "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving CBI or any of its subsidiaries, (y) a purchase, lease or other acquisition of all or any substantial part of the assets of CBI or any of its subsidiaries or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of CBI. The term "person" for purposes of this Paragraph shall have the meaning assigned thereto in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder;

                 (2) Any person (other than FTNC, a subsidiary of FTNC or any fiduciary acting under any employee benefit plan for FTNC or any of its subsidiaries) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the CBI Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) in a tender offer or that results in or is part of an Acquisition Transaction;

                 (3) Any person (other than FTNC or a subsidiary of FTNC) shall have made a proposal (in writing or orally) to CBI or any one or more of its shareholders owning 10% or more (singly or in the aggregate) of the outstanding shares of CBI Common Stock that results in or is a part of an Acquisition Transaction;

                 (4) After a proposal is made by any person (other than FTNC or a subsidiary of FTNC) to CBI or its stockholders to engage in an Acquisition Transaction, CBI shall have breached any covenant or obligation contained in this Agreement and such breach would entitle FTNC to terminate the Merger

         Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured within twenty (20) days after written notice; or

                 (5) Any person (other than FTNC or a subsidiary of FTNC), shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction and which results in an Acquisition Transaction.

         "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

                 (1) The acquisition by any person of beneficial ownership of 25% or more of the then outstanding CBI Common Stock; or

                 (2) The occurrence of the Initial Triggering Event described in clause (1) of the definition of "Initial Triggering Event" of this Paragraph (G), except that the percentage referenced in clause (z) shall be 25%.

         "Termination Event" shall mean each of the following: (i) the Effective Date of the Merger, (ii) termination of this Agreement in accordance with the provisions hereof if such termination occurs prior to the occurrence of an Initial Triggering Event or (iii) the passage of 12 months after termination of this Agreement if such termination follows the occurrence of an Initial Triggering Event.

         CBI shall notify FTNC promptly in writing of the occurrence of any Initial Triggering Event and of any Subsequent Triggering Event.

                                  ARTICLE VII.
                       EFFECTIVE DATE AND EFFECTIVE TIME

         On the last business day of the month during which the expiration of all applicable waiting periods in connection with governmental approvals occurs and all conditions to the consummation of this Agreement are satisfied or waived or, at FTNC's option, the first business day of the next succeeding month, or on such earlier or later date as may be agreed by the parties, a certificate of merger or articles of merger, as appropriate, shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such certificate of merger. The date of such filing or such later effective date is herein called the "Effective Date". The "Effective Time" of the Merger shall be 4:01 P.M. in the State of Tennessee on the Effective Date (or such other time on the Effective Date as may be agreed by the parties).

                                 ARTICLE VIII.
                                 OTHER MATTERS

         (A) Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated except where otherwise specifically defined:

         (1) "Material Adverse Effect," with respect to a person, means any condition, event, change or occurrence that, individually or collectively, is reasonably likely to have a material adverse effect upon (x) the condition, financial or otherwise, properties, business, results of operations or prospects of such person and its subsidiaries, taken as a whole, or (y) the ability of such person to perform its obligations under, and to consummate the transactions contemplated by, this Agreement; provided, however, that as to the representations and warranties made by CBI in Article III, Section (U)(1), (2) and (3), a Material Adverse Effect shall have occurred if the reasonably projected costs of remediation and/or the cost of all fines, penalties, costs or expenses to which CBI is or may be subject under Environmental Laws as a result of any one or more breaches of such representations and warranties exceed $1,000,000 in the aggregate calculated on a pre-tax basis and as to all other representations, warranties and covenants of CBI, a Material Adverse Effect shall have occurred if the actual or reasonably projected costs of all losses, fines, penalties, costs or expenses (including attorneys' fees) as a result of any one or more breaches of such representations, warranties and covenants exceed $550,000 in the aggregate calculated on a pre-tax basis.

         (2) "Person" includes an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization.

         (B) Survival. The agreements and covenants of the parties which by their terms apply in whole or in part after the Effective Time shall survive the Effective Date. All other representations, warranties, agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Date. If this Agreement shall be terminated, the agreements of the parties in Paragraph (H)(3) of Article IV, in Paragraphs (D),
(E), (F) and (G) of Article VI and Paragraphs (F) and (G) of this Article shall survive such termination.

         (C) Amendment; Modification; Waiver. Prior to the Effective Date, any provision of this Agreement may be (i) waived by the party benefitted by the provision or by both parties or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective Boards of Directors (to the extent allowed by law), except that, after the vote by the shareholders of CBI, Paragraph (B) of Article I shall not be amended or revised.

         (D) Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

         (E) Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Tennessee.

         (F) Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby including fees and expenses of its own brokers, finders, financial consultants, accountants and counsel ("Transaction Expenses"). CBI agrees that its Transaction Expenses will not exceed $400,000.

         (G) Disclosure. Each of the parties and its respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed as permitted under Paragraph (F) of Article IV unless it is advised by counsel that any such information is required by law to be disclosed.

         (H) Notices. All notices, requests, acknowledgements and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

         IF TO CBI, TO:           COMMUNITY BANCSHARES, INC.
                                           2175 Germantown Road South
                                           Suite 104
                                           Germantown, Tennessee  38138
                                           ATTN: John D. Ferguson, Chairman
                                           Telecopy No.: 901/757-6203


         With Copies to:          McDonnell Dyer
                                           Suite 650, Crescent Center
                                           6075 Poplar Avenue
                                           Memphis, Tennessee 38177-5000
                                           ATTN:  R. Nash Neyland
                                           Telecopy No.: 901/537-1010

         IF TO FTNC, TO:                   FIRST TENNESSEE NATIONAL CORPORATION
                                           165 Madison Avenue
                                           Memphis, Tennessee 38103
                                           ATTN: Elbert L. Thomas, Jr.
                                           Telecopy No.: 901/523-4614

         With Copies to:          HEISKELL, DONELSON, BEARMAN,
                                            ADAMS, WILLIAMS & CALDWELL
                                           165 Madison Avenue, 20th Floor
                                           Memphis, Tennessee 38103
                                           ATTN: Charles T. Tuggle, Jr.
                                           Telecopy No.: 901/577-2303

                                           FIRST TENNESSEE NATIONAL CORPORATION
                                           165 Madison Avenue
                                           Memphis, Tennessee 38103
                                           ATTN: Harry A. Johnson, III
                                           Telecopy No.: 901/523-4248


         (I) No Third Party Beneficiaries. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided for herein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

         (J) Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

         (K) Assignment. This Agreement may not be assigned by any party hereto without the written consent of the other parties.

         (L) Directors' Shares. To the extent that directors' qualifying shares shall exist with respect to Community First Bank, Community First Bank shall take such action with respect to such shares as FTNC shall reasonably request.

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers as of the day and year first above written.

                                        FIRST TENNESSEE NATIONAL CORPORATION


                                        By: /s/ Elbert L. Thomas, Jr.
                                            ---------------------------------
                                        Title: Senior Vice President
                                               ------------------------------

                                                                         FTNC

                                        COMMUNITY BANCSHARES, INC.


                                        By: /s/ John D. Ferguson
                                            ---------------------------------
                                        Title: Chairman
                                               ------------------------------
                                                                          CBI

                                                                    APPENDIX "B"

                          ATTKISSON, CARTER & AKERS
                                 INCORPORATED

                           3060 PEACHTREE ROAD, NW

                                  SUITE 1475

                            ATLANTA, GEORGIA 30305

                                                                404/364-2070
                                                          US WATS 1/800-848-9555
                                                              FAX 404/364-2079


                                                          September 21, 1994


Board of Directors
Community Bancshares, Inc.
2175 Germantown Road South
Germantown, TN 38138

Dear Members of the Board:

You have asked us to advise you with respect to the fairness to the shareholders of Community Bancshares, Inc. (the "Company"), from a financial point of view, of the exchange ratio (the "Exchange Ratio") provided for in the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 22, 1994 between the Company and First Tennessee National Corporation ("First Tennessee"). The Merger Agreement provides for a merger (the "Merger") of the Company and First Tennessee pursuant to which each share of common stock of the Company will be converted into the right to receive 0.39067 shares of common stock of First Tennessee, subject to adjustment. The Exchange Ratio will adjust, as described in the Agreement, in the event the average trading price of First Tennessee for a defined 20 day period prior to the effective date of the Merger is outside of the range of $43.52 and $51.00 per share. Further, termination rights to the Merger are available (i) to First Tennessee if the average trading price of its stock is below $41.00 per share and (ii) to the Company if the average trading price of First Tennessee stock is above $53.50 per share. In the event of exercise of either of these termination rights, the Company can require First Tennessee to consummate the Merger with an Exchange Ratio of 0.41468 and First Tennessee can require the Company to consummate the Merger with an Exchange Ratio of 0.37241. On September 21, 1994 the closing price of First Tennessee common stock was $45.75.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to First Tennessee and the Company. We have also reviewed certain other information, including financial forecasts, provided to us by First Tennessee and the Company, and have met with First Tennessee's and the Company's managements to discuss the business and prospects of First Tennessee and the Company.

We have also considered certain financial and stock market data of First Tennessee and the Company, and we have compared that data with similar data for other publicly held bank holding companies and we have considered the financial terms of certain other comparable transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of First Tennessee's and the Company's managements as to the future financial performance of First Tennessee and the Company. In addition, we have not made an independent evaluation or appraisal of the assets of First Tennessee or the Company. We were requested to and did solicit third party indications of interest in acquiring the Company. The results of this solicitation were taken into consideration in arriving at our opinion.

It should be noted that this opinion is based on market conditions and other circumstances existing on the date hereof, and this opinion does not represent our opinion as to what the value of the First Tennessee common stock necessarily will be when the First Tennessee common stock is issued to the stockholders of the Company upon consummation of the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

It is understood that this opinion may be included in its entirety in any communication by the Company or the Board of Directors to the shareholders of the Company. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Exchange Ratio is fair to the common shareholders of the Company from a financial point of view.

Very truly yours,


Attkisson, Carter & Akers Incorporated
- --------------------------------------
ATTKISSON, CARTER & AKERS INCORPORATED

                                  APPENDIX "C"

    Section 48-23-101 et seq. of the Tennessee Code Annotated, as amended

                   BUSINESS CORPORATIONS--DISSENTERS' RIGHTS


PART 1 - RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES


         48-23-101. DEFINITIONS. -- (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

         (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

         (3) "Dissenter" means a shareholder who is entitled to dissent before the corporate action under Section 48-23-102 and who exercises that right when and in the manner required by Sections 48-23-201 -- 48-23-209;

         (4) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporation action;

         (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

         (6) "Record shareholder" means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

         (7) "Shareholder" means the record shareholder or the beneficial shareholder.


         48-23-102. RIGHT TO DISSENT. -- (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         (1) Consummation of a plan of merger to which the corporation is a party:

                 (A)      If shareholder approval is required for the merger by
         Section 48-23-103 or the charter and the shareholder is entitled to vote on the merger; or

                 (B) If the corporation is a subsidiary that is merged with its parent under Section 48-23-104;

         (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of the sale;

         (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

                 (A) Alters or abolishes a preferential right of the shares;

                 (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

                 (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

                 (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

                 (E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under Section 48-16-104; or

         (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder of the corporation.

         (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under Section 6 of the Securities Exchange

Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

         48-23-103. DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on his behalf only if:

         (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (2) He does so with respect to all shares of the same class of which he is the beneficial shareholder or over which he has power to direct the vote.


             PART 2 -- PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

         48-23-201. NOTICE OF DISSENTERS' RIGHTS. -- (a) If proposed corporate action creating dissenters' rights under Section 48- 23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

         (b) If corporate action creating dissenters' rights under Section 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 48-23-203.

         (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

         48-23-202. NOTICE OF INTENT TO DEMAND PAYMENT.-- (a) If proposed corporate action creating dissenters' rights under Section 48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

         (1) Must deliver to the corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

         (2) Must not vote his shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by Section 48-23-201.

         (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

         48-23-203. DISSENTERS' NOTICE. -- (a) If proposed corporate action creating dissenters' rights under Section 48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 48-23-202.

         (b) The dissenters' notice must be sent no later than ten (10) days after the corporation action was authorized by the shareholder or effectuated, whichever is the first to occur, and must;

         (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

         (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

         (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

         (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to
Section 48-23-201.

         48-23-204. DUTY TO DEMAND PAYMENT. -- (a) A shareholder sent a dissenters' notice described in Section 48-23-203 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 48-23-203(b)(3), and deposit his certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

         (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

         48-23-205. SHARE RESTRICTIONS. -- (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under Section 48-23-207.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

         48-23-206. PAYMENT. -- (a) Except as provided in Section 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with Section 48-23-204 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

         (b)     The payment must be accompanied by:

         (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         (2) A statement of the corporation's estimate of the fair value of the shares;

         (3)     An explanation of how the interest was calculated;

         (4)     A statement of the dissenters' rights to demand payment under
Section 48-23-209; and

         (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Section 48-23-201 or
Section 48-23-203.

         48-23-207. FAILURE TO TAKE ACTION. -- (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under Section 48-23-203 and repeat the payment demand procedure.

         48-23-208. AFTER-ACQUIRED SHARES. (a) A corporation may elect to withhold payment required by Section 48-23-206 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Section 48-23-209.

         48-23-209. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. -- (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Section 48-23-206), or reject the corporation's offer under Section 48-23-208 and demand payment of the fair value of his shares and interest due, if:

         (1) The dissenter believes that the amount paid under Section 48-23-206 or offered under Section 48-23-208 is less than the fair value of his shares or that the interest due is incorrectly calculated;

         (2) The corporation fails to make payment under Section 48-23-206 within two (2) months after the date set for demanding payment; or

         (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

         (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for his shares.

                     PART 3 -- JUDICIAL APPRAISAL OF SHARES

         48-23-301.  COURT ACTION. -- (a)  If a demand for payment under
Section 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment:

         (1) For the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the corporation; or

         (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Section 48-23-208.

         48-23-302. COURT COSTS AND COUNSEL FEES. -- (a) The court in an appraisal proceeding commenced under Section 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 48-23-209.

         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 48-23-201--48-23-209; or

         (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

         Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. FTNC has adopted the provisions of the Tennessee statute pursuant to Article XXVIII of its Bylaws. Also, FTNC has a "Directors' and Officers' Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

         Tennessee Code Annotated, Section 48-12-102, permits the inclusion in the charter of a Tennessee corporation of a provision, with certain exceptions, eliminating the personal monetary liability of directors to the corporation or its shareholders for breach of the duty of care. FTNC has adopted the provisions of the statute in Article 13 of its charter.

         The shareholders of FTNC have approved an amendment to Article XXVIII of the Bylaws pursuant to which FTNC is required to indemnify each director and any officers designated by the FTNC Board, and advance expenses, to the maximum extent not prohibited by law. In accordance with the foregoing, the FTNC Board is authorized to enter into individual indemnity agreements with the directors and such officers. Such indemnity agreements have been approved for all of the directors and certain officers.

Item 21. Exhibits and Financial Statement Schedules


(a) Exhibits
    Number                                                   Description
    ------                                                   -----------
      2          Agreement and Plan of Merger (included as Appendix "A" to the Proxy Statement-Prospectus)

      3(i)       Restated Charter of FTNC, as amended, attached as Exhibit 3(i) to FTNC's registration statement on Form S-4 (No.
                 33-53331) filed April 28, 1994 and incorporated herein by reference.

      3(ii)      Bylaws of FTNC, as amended, attached as Exhibit 3(ii) to FTNC's Quarterly Report on Form 10-Q for the quarter ended
                 September 30, 1994 and incorporated herein by reference.

      4(a)       Form of Common Stock Certificate, incorporated herein by reference to exhibit 4(a) to FTNC's registration statement on Form S-4 (No. 33-51223) filed November 30, 1993.

      4(b)       Shareholder Protection Rights Agreement, dated as of September 7, 1989, between FTNC and FTB as Rights Agent, incorporated by reference to FTNC's Registration Statement on Form 8-A, filed September 8, 1989

      4(c)       Indenture, dated as of June 1, 1987, between FTNC and Security Pacific National Trust Company (New York), Trustee
                 incorporated by reference to FTNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1991

      4(d)       FTNC and certain of its consolidated subsidiaries have outstanding certain long-term debt. See Note 13 in FTNC's
                 1993 Annual Report to Shareholders. None of such debt exceeds 10% of the total assets of FTNC and its consolidated subsidiaries. Thus, copies of constituent instruments defining the rights of holders of such debt are not required to be included as exhibits. FTNC agrees to furnish copies of such instruments to the SEC upon request.

      5          Opinion Regarding Legality

      8          Opinion Regarding Tax Matters

      23(a)      Consent of Arthur Andersen LLP

      23(b)      Consent of KPMG Peat Marwick LLP

      23(c)      Consent of Baylor and Backus

      23(d)      Consent of Ernst & Young LLP

      23(e)      Consent of Attkisson, Carter & Akers, Incorporated

      23(f)      Consents of Baker, Donelson, Bearman & Caldwell included in Exhibit 8

      23(g)      Consent of Clyde A. Billings, Jr. included in Exhibit 5.

      24         Powers of Attorney

      99(a)      Opinion of Attkisson, Carter & Akers, Incorporated (included as Appendix "B" to the Proxy Statement-Prospectus)

      99(b)      Form of Proxy for Special Meeting of Shareholders of Community

(b)      Financial Statement Schedules--Not applicable

(c)      Not Applicable

Item 22. Undertakings

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned Registrant hereby undertakes:


         (1) to file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this Registration
Statement:

         (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (e) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement-Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on December 1, 1994.

                               FIRST TENNESSEE NATIONAL CORPORATION

                               By: James F. Keen
                                   ----------------------------------------
                                   James F. Keen, Senior Vice President and
                                   Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   SIGNATURE                               TITLE                                           DATE
   ---------                               -----                                           ----
Ralph Horn*                       Chief Executive Officer (principal                 December 1, 1994
- -----------------------            executive officer) and a Director
Ralph Horn

Susan Schmidt Bies*               Executive Vice President and                       December 1, 1994
- -----------------------            Chief Financial Officer (principal
Susan Schmidt Bies                 financial officer)

James F. Keen*                    Senior Vice President and                          December 1, 1994
- -----------------------            Controller (principal
James F. Keen                      accounting officer)

Jack A. Belz*                     Director                                           December 1, 1994
- -----------------------
Jack A. Belz

Robert C. Blattberg*              Director                                           December 1, 1994
- -----------------------
Robert C. Blattberg

J. R. Hyde, III*                  Director                                           December 1, 1994
- -----------------------
J. R. Hyde, III

                                  Director                                           December __, 1994
- -----------------------
R. Brad Martin

Joseph Orgill*                    Director                                           December 1, 1994
- -----------------------
Joseph Orgill, III

Richard E. Ray*                   Director                                           December 1, 1994
- -----------------------
Richard E. Ray

Vicki G. Roman*                   Director                                           December 1, 1994
- -----------------------
Vicki G. Roman

Michael D. Rose*                  Director                                           December 1, 1994
- -------------------------
Michael D. Rose

William B. Sansom*                Director                                           December 1, 1994
- -------------------------
William B. Sansom

Gordon P. Street, Jr.*            Director                                           December 1, 1994
- -------------------------
Gordon P. Street

Ronald Terry*                     Director                                           December 1, 1994
- -------------------------
Ronald Terry




*By: Clyde A. Billings, Jr.                                                          December 1, 1994
     ----------------------
     Clyde A. Billings, Jr.
     As Attorney-in-Fact

           [The Power of Attorney is included herein as Exhibit 24.]


Exhibits                                                                                                                       Page
Number                                  Description                                                                           Number
- ------                                  -----------                                                                           ------
  2              Agreement and Plan of Merger (included as Appendix "A" to the Proxy
                 Statement-Prospectus)

  3(i) Restated Charter of FTNC, as amended, attached as Exhibit 3(i) to FTNC's registration statement on Form S-4 (No. 33-53331) filed
                 April 28, 1994, and incorporated herein by reference.

  3(ii)          Bylaws of FTNC, as amended, attached as Exhibit 3(ii) to FTNC's
                 Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference.

  4(a)           Form of Common Stock Certificate, incorporated herein by reference to exhibit 4(a) to FTNC's registration statement on Form S-4 (No. 33-51223)
                 filed November 30, 1993.

  4(b)           Shareholder Protection Rights Agreement, dated as of September 7, 1989, between FTNC and FTB as Rights Agent, incorporated by reference to FTNC's
                 Registration Statement on Form 8-A, filed September 8, 1989

  4(c)           Indenture, dated as of June 1, 1987, between FTNC and Security Pacific
                 National Trust Company (New York), Trustee incorporated by reference to
                 FTNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1991

  4(d)           FTNC and certain of its consolidated subsidiaries have outstanding certain long-term debt. See Note 13 in FTNC's 1993 Annual Report to Shareholders.
                 None of such debt exceeds 10% of the total assets of FTNC and its consolidated subsidiaries. Thus, copies of constituent instruments defining the rights of holders of such debt are not required to be included as exhibits. FTNC agrees to furnish copies of such instruments to the SEC upon request.

  5              Opinion Regarding Legality

  8              Opinion Regarding Tax Matters

  23(a)          Consent of Arthur Andersen LLP

  23(b)          Consent of KPMG Peat Marwick LLP

  23(c)          Consent of Baylor and Backus

  23(d)          Consent of Ernst & Young LLP

  23(e)          Consent of Attkisson, Carter & Akers, Incorporated

  23(f)          Consents of Baker, Donelson, Bearman & Caldwell included in Exhibit 8

  23(g)          Consent of Clyde A. Billings, Jr. included in Exhibit 5.


  24             Powers of Attorney

  99(a)          Opinion of Attkisson, Carter & Akers, Incorporated (included as Appendix "B" to the Proxy
                 Statement-Prospectus)

  99(b)          Form of Proxy for Special Meeting of Shareholders of Community
